Exhibit 99.1

PETROCHINA COMPANY LIMITED

2012 ANNUAL REPORT

(A share stock code: 601857)

March 2013

CONTENTS

IMPORTANT NOTICE	2

CORPORATE PROFILE	3

SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS	6

CHANGES IN SHAREHOLDINGS AND INFORMATION ON SHAREHOLDERS	9

CHAIRMAN’S REPORT	15

BUSINESS OPERATING REVIEW	18

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS	23

SIGNIFICANT EVENTS	35

CONNECTED TRANSACTIONS	41

CORPORATE GOVERNANCE	50

SHAREHOLDERS’ RIGHTS AND SHAREHOLDERS’ MEETINGS	60

DIRECTORS’ REPORT	62

REPORT OF THE SUPERVISORY COMMITTEE	74

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES	78

INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES	94

FINANCIAL STATEMENTS	97

PREPARED IN ACCORDANCE WITH CHINA ACCOUNTING STANDARDS	97

PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS	164

CORPORATE INFORMATION	218

DOCUMENTS AVAILABLE FOR INSPECTION	222

CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT	223

IMPORTANT NOTICE

The Board of Directors (the “Board” or “Board of Directors”) of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and senior management of the Company warrant the truthfulness, accuracy and completeness of the information contained in this annual report and that there are no material omissions from, or misrepresentation or misleading statements contained in this annual report, and jointly and severally accept full responsibility thereof.

The 2012 Annual Report has been approved at the eighth meeting of the Fifth Session of the Board of Directors. Mr Wang Dongjin was absent from the eighth meeting of the Fifth Session of the Board but had authorised Mr Liao Yongyuan in writing to attend the meeting by proxy and to exercise his voting rights on his behalf. Mr Zhou Jiping, Vice Chairman of the Board and President of the Company, Mr Wang Guoliang, director of the Company, and Mr Yu Yibo, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial statements in this annual report. No substantial shareholder of the Company has utilised the funds of the Company for non-operating purposes.

The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements of the Group for 2012, which have been prepared in accordance with CAS and IFRS, have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers, respectively. Both firms have issued unqualified opinions on the financial statements.

The Board recommends a final dividend of RMB0.13106 per share (inclusive of applicable tax) for 2012, which is based on 45% of the net profit of the Group for the twelve months ended December 31, 2012 after deducting the interim dividend for 2012 paid on October 24, 2012. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming annual general meeting to be held on May 23, 2013.

This annual report contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their names, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect of future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

CORPORATE PROFILE

The Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as part of the restructuring of the China National Petroleum Corporation (“CNPC”).

The Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group principally engages in, among others, the exploration, development, production and sales of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products; the marketing and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

The American Depositary Shares (the “ADSs”), H shares and A shares of the Company were listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited (“HKSE” or “Hong Kong Stock Exchange”) and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007 respectively.

Registered Chinese Name of the Company:	中國石油天然氣股份有限公司
English Name of the Company:	PetroChina Company Limited
Legal Representative of the Company:	Jiang Jiemin
Secretary to the Board:	Li Hualin
Address:	No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86(10) 5998 6223
Facsimile:	86(10) 6209 9557
Email Address:	suxinliang@petrochina.com.cn

Representative on Securities Matters:	Liang Gang
Address:	No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86(10) 5998 6959
Facsimile:	86(10) 6209 9559
Email address:	liangg@petrochina.com.cn

Representative of the Hong Kong Representative Office:	Wei Fang
Address:	Suite 3705, Tower 2, Lippo Centre
89 Queensway, Hong Kong
Telephone:	(852) 2899 2010
Facsimile:	(852) 2899 2390
Email Address:	hko@petrochina.com.hk

Legal Address of the Company:	World Tower, 16 Andelu
Dongcheng District,
Beijing, PRC
Postal Code:	100011
Principal Place of Business:	No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Postal Code:	100007
Internet Website:	http://www.petrochina.com.cn
Company’s Email:	suxinliang@petrochina.com.cn

Newspapers for Information Disclosure:

A shares: China Securities Journal, Shanghai Securities News and Securities Times

Internet Website Publishing this annual report designated by the China Securities Regulatory Commission:

http://www.sse.com.cn

Copies of this annual report are available at:

No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC

Places of Listing:
A shares:	Shanghai Stock Exchange
Stock Name:	PetroChina
Stock Code:	601857
H shares:	Hong Kong Stock Exchange
Stock Code:	857
ADSs:	The New York Stock Exchange
Symbol:	PTR

Other relevant information:
First Registration Date of the Company:	November 5, 1999
First Registration Place of the Company:	State Administration for Industry & Commerce
First Registration Retrieval and Enquiry	Website of State Administration for Industry & Commerce of the PRC (http://www.saic.gov.cn)
Enterprise Legal Business Licence Registration No.:	100000000032522
Taxation Registration No.:	110102710925462
Organisation No.:	71092546-2

Names and Addresses of Auditors of the Company:
Domestic Auditors:
Name:	PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Address:	11th Floor PricewaterhouseCoopers
2 Corporate Avenue
202 Hu Bin Road,
Huangpu District,
Shanghai, PRC
Signing accountants:	Li Dan, CPA
Han Lei, CPA
Overseas Auditors:
Name:	PricewaterhouseCoopers
Address:	22nd Floor, Prince’s Building,
Central, Hong Kong

SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS

1. Key Financial Data Prepared under IFRS

	Unit: RMB Million
	As at or for the year ended December 31
Items	2012	2011	2010	2009	2008
Turnover	2,195,296	2,003,843	1,465,415	1,019,275	1,072,604
Profit from operations	174,519	182,461	187,777	143,444	159,571
Profit before income tax expense	166,811	184,215	189,305	140,032	162,013
Income tax expense	(36,191)	(38,256)	(38,513)	(33,473)	(35,211)
Profit for the year	130,620	145,959	150,792	106,559	126,802
Attributable to:
Owners of the Company	115,326	132,961	139,992	103,387	114,453
Non-controlling interest	15,294	12,998	10,800	3,172	12,349
Basic and diluted earnings per share for profit attributable to owners of the company (RMB)(2)	0.63	0.73	0.76	0.56	0.63
Total current assets	414,332	382,711	286,392	294,383	224,946
Total non-current assets	1,754,564	1,534,875	1,370,095	1,155,905	971,289
Total assets	2,168,896	1,917,586	1,656,487	1,450,288	1,196,235
Total current liabilities	574,748	560,038	429,736	388,553	265,651
Total non-current liabilities	413,400	275,002	216,622	154,034	82,744
Total liabilities	988,148	835,040	646,358	542,587	348,395
Equity
Attributable to:
Owners of the Company	1,064,010	1,002,745	938,926	847,223	790,910
Non-controlling interest	116,738	79,801	71,203	60,478	56,930
Total equity	1,180,748	1,082,546	1,010,129	907,701	847,840
Other financial data
Capital expenditures	352,516	284,391	276,212	266,836	232,377
Net cash flows from operating activities	239,288	290,155	318,796	268,017	177,140
Net cash flows used for investing activities	(332,226)	(283,638)	(299,302)	(267,498)	(216,472)
Net cash flows from / (used for) financing activities	75,356	9,259	(60,944)	53,077	3,777
Return on net assets (%)	10.8	13.3	14.9	12.2	14.5

Notes:

(1)	Due to business combinations under common control completed in 2008 and 2009, the relevant financial statements of the Group have been restated in a manner identical to a pooling of interests to reflect the acquisitions.
(2)	As at December 31, 2008, 2009, 2010, 2011 and 2012 respectively, basic and diluted earnings per share were calculated by dividing the net profit with the number of shares of 183,021 million issued for each of these financial years.

2. Key Financial Data Prepared under CAS

(1) Key financial data and financial indicators

	Unit: RMB million
Items	For the year 2012	For the year 2011	Changes from the preceding year to this year(%)	For the year 2010
Operating income	2,195,296	2,003,843	9.6	1,465,415
Operating profit	165,431	184,517	(10.3)	193,086
Net profit attributable to equity holders of the Company	115,323	132,984	(13.3)	139,871
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	119,653	137,905	(13.2)	143,329
Net cash flows from operating activities	239,288	290,155	(17.5)	318,796
Weighted average returns on net assets (%)	11.1	13.6	(2.5) percentage points	15.5
Basic earnings per share (RMB)	0.63	0.73	(13.3)	0.76
Diluted earnings per share (RMB)	0.63	0.73	(13.3)	0.76

Items	As at the end of 2012	As at the end of 2011	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2010
Total assets	2,168,837	1,917,528	13.1	1,656,368
Equity attributable to equity holders of the Company	1,064,147	1,002,885	6.1	939,043

(2) Non-recurring profit/loss items

Unit: RMB million
Non-recurring profit/loss items	For the year 2012
Net loss on disposal of non-current assets	(3,487)
Government grants recognised in the current period income statement	2,330
Net gain on disposal of available-for-sale financial assets	45
Reversal of provisions for bad debts against receivables	45
Other non-operating income and expenses	(4,544)

(5,611)

Tax impact of non-recurring profit/loss items	1,205
Impact of minority interests	76

Total	(4,330)

(3) Items to which fair value measurement is applied

	Unit: RMB million
Name of Items	Balance at the beginning of the reporting period	Balance at the end of the reporting period	Changes in the reporting period	Amount affecting the profit of the reporting period
Available-for-sale financial assets	471	494	23	—

3. Differences Between CAS and IFRS

The consolidated net profit for the year under IFRS and CAS were RMB130,620 million and RMB130,618 million respectively, with a difference of RMB2 million; the consolidated shareholders’ equity as at the end of the year under IFRS and CAS were RMB1,180,748 million and RMB1,180,766 million respectively, with a difference of RMB18 million. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties in 1999.

During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

CHANGES IN SHAREHOLDINGS AND INFORMATION ON SHAREHOLDERS

1. Changes in Shareholdings

								Unit: Shares
	Pre-movement		Increase/decrease (+/-)					Post-movement
	Numbers of shares	Percentage (%)	New Issue	Bonus Issue	Conversion from Reserves	Others	Sub-total	Numbers of shares	Percentage (%)
I Shares with selling restrictions	400,000,000	0.22	—	—	—	—	—	400,000,000	0.22
1. State-owned shares	—	—	—	—	—	—	—	—	—
2. Shares held by state-owned companies	400,000,000	0.22	—	—	—	—	—	400,000,000	0.22
3. Shares held by other domestic investors of which:	—	—	—	—	—	—	—	—	—
Shares held by companies other than state-owned companies	—	—	—	—	—	—	—	—	—
Shares held by domestic natural persons	—	—	—	—	—	—	—	—	—
4. Shares held by foreign investors	—	—	—	—	—	—	—	—	—
II Shares without selling restrictions	182,620,977,818	99.78	—	—	—	—	—	182,620,977,818	99.78
1. RMB-denominated ordinary shares	161,522,077,818	88.25	—	—	—	—	—	161,522,077,818	88.25
2. Shares traded in non-RMB currencies and listed domestically	—	—	—	—	—	—	—	—	—
3. Shares listed overseas	21,098,900,000	11.53	—	—	—	—	—	21,098,900,000	11.53
4. Others	—	—	—	—	—	—	—	—	—

III Total Shares	183,020,977,818	100.00	—	—	—	—	—	183,020,977,818	100.00

2. Changes in Shares with Selling Restrictions

						Unit: Shares
Name of Shareholders	Number of shares with selling restrictions at the beginning of the year	Number of shares with selling restrictions expired in the year	Change in number of shares with selling restrictions in the year	Number of shares with selling restrictions at the end of the year	Reasons for selling restrictions	Expiry date of selling restrictions
National Council for Social Security Fund of the PRC (“NSSF”)	400,000,000	—	—	400,000,000	Pursuant to Article 13 of the Implementing Measures on the Transfer of Part of the State-Owned Shares to NSSF in Domestic Securities Market jointly issued by the Ministry of Finance of the PRC, the State-owned Assets Supervision and Administration Commission of the PRC, China Securities Regulatory Commission and NSSF, CNPC transferred part of its state-owned shares in the Company to NSSF. NSSF has extended the lock-up period for another three years in addition to assuming the original state-owned shareholders’ statutory and voluntary commitments on lock-up periods.	November 5, 2013

Total	400,000,000	—	—	400,000,000

3. Issue and Listing of Securities:

(1) Issue of securities in the past three years

As at the end of the reporting period, there was no issue of shares in the past three years.

For the issue of bonds, please read the section “Significant Events” of this annual report.

(2) Shares held by Employees

During the reporting period, no shares for employees of the Company were in issue.

4. Number of Shareholders and Shareholdings

The number of shareholders of the Company as at December 31, 2012 was 1,050,851, including 1,042,774 holders of A shares and 8,077 registered holders of H shares (including 291 holders of the American Depository Shares). The minimum public float of the Company satisfied the requirements of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “HKEx Listing Rules”).

The total number of shareholders of the Company as at March 15, 2013 was 1,038,043, including 1,030,341 holders of A shares and 7,702 registered holders of H shares (including 282 holders of the ADSs).

(1) Shareholdings of the top ten shareholders as at the end of the reporting period

							Unit: Shares
Name of shareholders	Nature of shareholders	Percentage of shareholding (%)	Number of shares held		Increase /decrease during the reporting period (+, -)	Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
CNPC	State-owned	86.35	158,033,693,528	[1]	0	0	0
HKSCC Nominees Limited[2]	Overseas legal person	11.38	20,824,026,776	[3]	14,171,278	0	0
NSSF	State-owned legal person	0.219	400,000,000		0	400,000,000	0
Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund	Domestic non- state-owned legal person	0.024	43,854,990		-1,585,045	0	0
Guangxi Investment Group Co., Ltd.	State-owned legal person	0.022	39,560,045		0	0	0
China Life Insurance Company Limited - Dividends - Personal Dividends - 005L - FH002 Shanghai	Domestic non- state-owned legal person	0.016	28,670,881		-37,390,362	0	0
Industrial and Commercial Bank of China Limited - Shanghai 50 Index ETF Securities Investment Fund	Domestic non- state-owned legal person	0.015	27,799,403		-10,781,116	0	0
Bank of China Limited - Jiashi CSI 300 Index Trading Securities Investment Fund	Domestic non- state-owned legal person	0.015	27,648,573		27,648,573	0	0
CSOP Asset Management Limited - CSOP FTSE China A50 ETF	Overseas legal person	0.015	26,767,470		26,767,470	0	0
China Life Insurance Company Limited - Traditional - Ordinary Insurance Products - 005L -CT001 Shanghai	Domestic non- state-owned legal person	0.014	25,973,486		34,588,826	0	0

Note 1:	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
Note 2:	HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of other corporate or individual shareholders.
Note 3:	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

(2) Shareholdings of top ten shareholders of shares without selling restrictions as at the end of the reporting period

Unit: Shares
Ranking	Name of shareholders	Number of shares held		Types of shares
1	CNPC	158,033,693,528	[1]	A Shares
2	HKSCC Nominees Limited	20,824,026,776		H Shares
3	Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund	43,854,990		A Shares
4	Guangxi Investment Group Co., Ltd.	39,560,045		A Shares
5	China Life Insurance Company Limited - Dividends - Personal Dividends - 005L - FH002 Shanghai	28,670,881		A Shares
6	Industrial and Commercial Bank of China Limited - Shanghai 50 Index ETF Securities Investment Fund	27,799,403		A Shares
7	Bank of China Limited - Jiashi CSI 300 Index Trading Securities Investment Fund	27,648,573		A Shares
8	CSOP Asset Management Limited - CSOP FTSE China A50 ETF	26,767,470		A Shares
9	China Life Insurance Company Limited - Traditional - Ordinary Insurance Products - 005L - CT001 Shanghai	25,973,486		A Shares
10	Shanghai Liangneng Construction Engineering Company Limited (上海良能建築工程有限公司)	25,763,816		A Shares

Note 1:	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, which H shares were held in the name of HKSCC Nominees Limited.

Statement on connected parties or concert parties among the above-mentioned shareholders: except for “Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund” and “Industrial and Commercial Bank of China Limited - Shanghai 50 Index ETF Securities Investment Fund” which are held in trust with Industrial and Commercial Bank of China Limited, and “China Life Insurance Company Limited - Dividends - Personal Dividends - 005L - FH002 Shanghai” and “China Life Insurance Company Limited - Traditional - Ordinary Insurance Products - 005L - CT001 Shanghai” which are under the management of China Life Insurance Company Limited, the Company is not aware of any connection among or between the above top ten shareholders and top ten shareholders of shares without selling restrictions or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

(3) Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

So far as the Directors are aware, as at December 31, 2012, the persons other than a Director, Supervisor or senior management of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

Name of shareholders	Nature of shareholding	Number of shares		Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	158,033,693,528	(L)	Beneficial Owner	97.60	86.35
	H Shares	291,518,000	(L)[1]	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16
Aberdeen Asset Management Plc and its Associates (together the “Group”), on behalf of Accounts Managed by the Group	H Shares	1,711,231,963	(L)	Investment Manager	8.11	0.93
BlackRock, Inc.[2]	H Shares	1,525,748,889	(L)	Interest of Corporation Controlled by the Substantial Shareholder	7.23	0.83
		282,617,291	(S)		1.33	0.15
JPMorgan Chase & Co.[3]	H Shares	1,488,726,803	(L)	Beneficial Owner/ Investment Manager/ Custodian Corporation/Approved Lending Agent	7.06	0.81
		80,112,753	(S)	Beneficial Owner	0.38	0.04
		987,001,690	(LP)	Custodian Corporation/Approved Lending Agent	4.68	0.54
Templeton Asset Management Ltd.	H Shares	1,270,171,357	(L)	Investment Manager	6.02	0.69

(L)	Long position (S) Short position (LP) Lending pool

Note 1:	291,518,000 H shares were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.
Note 2:	Blackrock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,525,748,889 H shares (long position) and 282,617,291 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder.
Note 3:	JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 188,634,919 H shares (long position) and 80,112,753 H shares (short position) were held in its capacity as beneficial owner, 313,090,194 H shares (long position) were held in its capacity as investment manager and 987,001,690 H shares (long position) were held in its capacity as custodian corporation/approved lending agent. These 1,488,726,803 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager and custodian corporation/approved lending agent.

As at December 31, 2012, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) has an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

5. Information on Controlling Shareholder and the Ultimate Controller

There was no change in the controlling shareholder or the ultimate controller during the reporting period.

(1) Controlling shareholder

The controlling shareholder of the Company is CNPC which was established in July 1998. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company (中國石油天然氣總公司). CNPC is also a state-authorised investment corporation and state-owned enterprise and its organisation code and registered capital are 10001043-3 and RMB379,863.46 million. Its legal representative is Mr Jiang Jiemin. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.

In 2012, CNPC was committed to building itself into a globally integrated energy corporation with truly international standards. In balancing the dynamics on both the international and domestic fronts, CNPC focused on three major tasks – development, change and harmony – resulting in faster development which is sustainable, efficient and coordinated. Its asset base is constantly expanding, with robust financing condition as a whole. Operational results were positive as demonstrated by the continued increase in operating income. Its overall strength appears stronger.

(2) Except for CNPC, no other legal person holds 10% or more of the shares in the Company (excluding HKSCC Nominees Limited).

(3) Ultimate controller

CNPC is the ultimate controller of the Company.

(4) The equity interest structure and controlling relationship between the Company and the ultimate controller

Note:	This figure includes the 291,518,000 H shares in the Company held by CNPC through its wholly-owned subsidiary, Fairy King Investments Limited.

CHAIRMAN’S REPORT

Dear Shareholders,

I am pleased to submit to you the annual report of the Company for the year ended December 31, 2012 for your review.

In 2012, global economic recovery was slow and the growth rate of China’s economy has slowed down. The growth rate in demand in the oil and petrochemical market has decreased. In the face of the complicated and harsh economic environment both domestically and abroad, the Group focused on the quality and profitability of its growth and strenuously endeavoured to transform the mode of its development. Emphasis was placed on developing the principal business of oil and gas operations and maintaining high growth in oil and gas reserves. Meanwhile, the Group further optimised the strategic layout of refining and petrochemical operations and continued to improve the marketing structuring for oil products. Construction of major pipeline networks was accelerated and rigorous efforts were made to develop international operations. The Group achieved relatively fast growth in production and its capability for withstanding risk and sustainable development continued to strengthen. In accordance with IFRS, for 2012, the Group achieved a turnover of RMB2,195,296 million, representing an increase of 9.6% as compared with last year. The profit attributable to owners of the Company in 2012 was RMB115,326 million, representing a decrease of 13.3% as compared with last year. This was primarily due to the combined impact of the increase in the volume of imported natural gas, the inverse relationship between the selling price and the cost of imported natural gas, as well as the macro regulation and control over the prices of domestic refined products.

Business Prospects

In 2013, the world economy is expected to recover, albeit at a moderate rate. Demand for energy will continue to grow. The Chinese government will continue to strengthen macro economic control and to implement active fiscal policies and prudent currency policies in order to maintain healthy economic growth and development. The Group will, through raising development quality and focusing on efficiency, continue to pursue the multi-pronged strategy on resources, market and internationalisation. The Group will place emphasis on the development of oil and gas as the principal activities, strategic development and core competence in a bid to maintain a steady and rapid growth of the its production and operation.

In respect of exploration and production, the Group will continue with its intensive efforts in the “Peak Growth in Oil and Gas Reserves” Program. In doing so, the Group will mainly focus on the seven major basins, conventional oil and gas, as well as independent prospecting. Venture exploration in new oilfields will be strengthened and exploration for tight oil and gas will be actively pursued. The aim is to strengthen the reserve base for sustainable development. In addition, with increasing the reserve utilisation rate, the ultimate recovery rate and the daily production of individual wells in mind, the Group will continue to transform its approach to development and to enhance its technology and standard of development. The Group will remain focused on natural gas as its strategic growth project by stepping up the development of key gas fields whilst steadily pursuing the development of non-conventional natural gas such as tight gas, coal seam gas and shale gas. The Group will seek to achieve an oil and natural gas equivalent output target of 1,387.8 million barrels for 2013.

In respect of refining and chemicals, the Group will single out market orientation and efficiency as guiding principles. On the one hand, the Group will maintain safe and stable operation of refining production, optimise regional resources allocation and processing loads and carry on the efforts in structural adjustment of installations and product quality upgrade. On the other hand, the Group will vigorously develop new products, increase the production of high-quality and value-added products, as well as enhance profitability and market competitiveness.

In respect of marketing, the Group will take full advantage of the benefits of market synergies by innovating and enhancing its approach to marketing. The Group will place emphasis on the development of high-margin markets and sales to end users, as well as continuous enhancement in the quality and efficiency of marketing. The Group will optimise its distribution networks and strengthen the construction of service stations and key storage facilities as part of its ongoing efforts to raise its preparedness for the dynamic market. The Group will continue with its orderly and effective development of fuel oil, lubricants and service station convenient store business to constantly broaden its operations and to increase profitability.

In respect of natural gas and pipeline, the Group will attach great importance to the overall balance and optimal allocation of natural gas resources and development of central and high-margin markets. The Group will strengthen the development of storage and transportation facilities to maximise its overall advantage and to increase the profitability of natural gas sales. The Group will accelerate the construction of key oil and gas pipelines projects with strategic importance, and will strive to complete both the west section of the Third West-East Gas Pipeline and the south section of the Zhongwei-Guiyang Gas Pipeline as a basis for development of natural gas markets.

In respect of international operations, the Group will speed up the development of the five overseas oil and gas cooperation zones whilst continuing to pursue the integration of exploration and development, which will enable the Group to tap the exploration potential of existing projects and to expand its development of large-scale projects in key regions. By doing so, the Group will actively develop natural gas, non-conventional and deep-sea exploration and development so as to ensure a rapid increase in oil and gas production. The Group will accelerate the construction of pipelines with strategic importance and international oil and gas operating hubs and will improve its trade system and diversify its trade approaches in a sustained effort to increase its say and influence on the international market. At the same time, the Group will speed up internationalisation of its operations through more intensive strategic cooperation with host countries of resources and cooperation partners. By constant optimisation of its overseas projects portfolio and business structure, the Group aims to enhance its capability of optimising world-wide resources allocation.

Zhou Jiping

Vice Chairman and President (performing the duties and powers of the Chairman)

Beijing, the PRC

March 21, 2013

BUSINESS OPERATING REVIEW

1. Market Review

(1) Crude Oil Market

In 2012, supply and demand in the international oil market was relatively relaxed. Due to the impact of geopolitical turbulences and market speculation, international crude oil prices fluctuated at high levels. The annual average price of North Sea Brent crude oil reached US$111.67 per barrel in 2012, setting a new record high. On the other hand, the annual average West Texas Intermediate (WTI) crude oil price was US$94.15 per barrel in 2012, representing a decrease of 1.3% as compared with last year.

According to relevant information and statistics, the domestic crude oil output was 205 million tons in 2012, representing an increase of 1.6% as compared with last year.

(2) Refined Products Market

In 2012, owing to the impact of macroeconomic trends, the overall growth rate in domestic demand for refined products slowed down. The growth rate of diesel consumption substantially decreased. Gasoline consumption grew fairly fast while kerosene consumption increased steadily. Supply and demand in the refined products market in 2012 was relatively relaxed. Import and export trade in refined products was less active, with net exports recorded for refined products for the first time since 2007.

According to relevant information and statistics, domestic refined products output amounted to 257 million tons in 2012, representing an increase of 4.1% as compared with last year. Of the foregoing amount, domestic gasoline output and domestic diesel output were 81.75 million tons and 154.44 million tons respectively, representing an increase of 8.2% and 0.9% respectively as compared with last year. Domestic apparent consumption of refined products amounted to 251 million tons in 2012, representing an increase of 3.3% as compared with last year. Of the foregoing amount, domestic apparent consumption of gasoline and diesel were 77.73 million tons and 153.34 million tons respectively, representing an increase of 7.8% and 0.6% respectively as compared with last year.

In 2012, the PRC government made eight adjustments to the price of domestic refined products with four increases and four decreases in price. Reference gasoline price and reference diesel price have cumulatively risen by RMB250 per ton and RMB290 per ton, respectively.

(3) Chemical Products Market

In 2012, the price trend of chemical products was one of initial decline followed by subsequent increase. In the first half of the year, owing to the impact of the European debt crisis and concerns about a probable second dip in the global economy, demand in the chemical products market shrank and prices fell continuously. In the second half of the year, following a respite in the European debt crisis, market demand recovered gradually with prices of chemical products picking up slowly from the bottom. However, as the price of naphtha has risen faster over the same period, it remained difficult for the chemical products industry to come out from depression.

(4) Natural Gas Market

In 2012, domestic consumption of natural gas continued to grow fairly quickly. Due to significant increases in natural gas imports from Central Asia and liquefied natural gas (“LNG”) imports, the supply of natural gas continued to increase.

According to relevant information and statistics, in 2012, domestic natural gas output reached 107.7 billion cubic metres, representing an increase of 6.5% as compared with last year; natural gas imports (including LNG) amounted to 42.5 billion cubic metres, representing an increase of 31.1% as compared with last year; and apparent consumption of natural gas was 147.1 billion cubic metres, representing an increase of 13.0% as compared with last year.

2. Business Review

(1) Exploration and Production

Exploration

In 2012, the Group achieved notable results in its “Peak Growth in Oil and Gas Reserves” Program. It strengthened pre-exploration and venture exploration of oil and focused on the exploration of natural gas. Active work was started in the exploration of non-conventional resources such as tight oil. The Group made a number of important discoveries and breakthroughs in Kuche and Tadong in Tarim Basin, the Cambrian zone of Moxi-Gaoshiti in Sichuan and Jimusaer in Junggar Basin for tight oil as well as in Dongping, Qaidam Basin for natural gas. In addition, significant progress was made in Jiyuan and Huaqing in Erdos Basin, Keshen and Tabei in Tarim Basin, Lukeqin in Tuha Basin and Mabei Slope in Junggar Basin. The reserve replacement ratio was 1.04 for the year and the basis of the Group’s resources was further strengthened.

Production and Development

In 2012, the Group continued to carry out the “foundation year” activities in the development of oilfields and achieved notable results in special control projects. Major development indicators of the existing oilfields continued to improve. Meanwhile, the build-up of production capacity in new oilfields proceeded smoothly. As a result of scientific organisation of production operations, oil and natural gas equivalent output in Daqing Oilfield remained stable at more than 40 million tons and that in Changqing Oilfield has topped 42 million tons. Development of the “Xinjiang Daqing” Project proceeded in an orderly manner. Crude oil output remained stable and natural gas operations developed rapidly. The Group made active progress in its cooperation efforts with international companies in the area of non-conventional oil and natural gas and achieved new breakthroughs in technological research and development of non-conventional energy resources.

Overseas Oil and Gas

In 2012, the Group actively responded to the turbulent geopolitical environment and effectively averted operational risks. The non-conventional natural gas projects with Shell and Encana Corporation were successfully completed. Breakthroughs were made in the development of new projects. The Group accelerated its pace of increasing the output of key projects in the Middle East, Central Asia and South America, with the Rumaila Project in Iraq achieving an average daily output of 1.35 million barrels for the year and the Halfaya Project in Iraq successfully meeting the initial commercial output target earlier than scheduled. In 2012, the Group’s overseas oil and natural gas production remained stable, with the oil and natural gas equivalent output reaching 136.9 million barrels, representing an increase of 13.3% as compared with last year.

In 2012, the Group’s total crude oil output reached 916.5 million barrels, representing an increase of 3.4% as compared with last year and was the highest growth achieved in recent years. The marketable natural gas output reached 2,558.8 billion cubic feet, representing an increase of 6.8% as compared with last year. The oil and natural gas equivalent output amounted to 1,343.1 million barrels, representing an increase of 4.5% as compared with last year.

Summary of Operations of the Exploration and Production Segment

	Unit	2012	2011	Year-on-year change (%)
Crude oil output	Million barrels	916.5	886.1	3.4
Marketable natural gas output	Billion cubic feet	2,558.8	2,396.4	6.8
Oil and natural gas equivalent output	Million barrels	1,343.1	1,285.6	4.5
Proved reserves of crude oil	Million barrels	11,018	11,128	(1.0)
Proved reserves of natural gas	Billion cubic feet	67,581	66,653	1.4
Proved developed reserves of crude oil	Million barrels	7,396	7,458	(0.8)
Proved developed reserves of natural gas	Billion cubic feet	31,606	32,329	(2.2)

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In 2012, the Group’s refining and chemicals businesses firmly followed market direction and strived for high profitability. It further optimised the allocation of resources, the processing load, products structure, equipment maintenance and sales of chemical products. In 2012, the Group’s refineries processed 1,012.5 million barrels of crude oil, representing an increase of 2.8% as compared with last year, and produced 91.016 million tons of gasoline, diesel and kerosene, representing an increase of 4.4% as compared with last year. All of the automobile gasoline and diesel produced by the Group reached the national grade III emission standard on schedule. The percentage of high-grade gasoline produced by the Group reached 98.4%, representing a 1.7 percentage points increase over the same period of last year.

In 2012, the Group pushed forward its key refining and chemicals projects in an orderly manner. Construction at the Sichuan Petrochemical was completed. Construction has commenced at the Guangdong Petrochemical project, and approval was received from the State for the Yunnan Petrochemical project. The oil refining and ethylene project at Fushun Petrochemical and the rebuilding and expansion of the ethylene project at Daqing Petrochemical as well as capacity expansion of the oil refining project at Hohhot Petrochemical were completed and production commenced on schedule. Therefore, the adjustment to the strategic layout of the refining and chemicals business achieved new breakthroughs.

Summary of Operations of the Refining and Chemicals Segment

	Unit	2012	2011	Year-on-year change (%)
Processed crude oil	Million barrels	1,012.5	984.6	2.8
Gasoline, kerosene and diesel output	’000 ton	91,016	87,150	4.4
of which: Gasoline	’000 ton	28,381	25,447	11.5
Kerosene	’000 ton	3,408	2,663	28.0
Diesel	’000 ton	59,227	59,040	0.3
Crude oil processing load	%	90.1	92.0	(1.9) percentage points
Light products yield	%	77.9	77.3	0.6 percentage point
Refining yield	%	93.8	94.0	(0.2) percentage point
Ethylene	’000 ton	3,690	3,467	6.4
Synthetic Resin	’000 ton	6,089	5,690	7.0
Synthetic fibre materials and polymers	’000 ton	1,595	2,031	(21.5)
Synthetic rubber	’000 ton	633	606	4.5
Urea	’000 ton	4,408	4,484	(1.7)

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In 2012, the marketing operations of the Group were faced with a slowdown in the growth rate in demand, frequent fluctuations in oil prices and fierce competition in the domestic refined products market. In view of these, the Group made accurate assessment of market trends which was complemented by a scientifically devised marketing strategy and the efficient allocation and deployment of resources. Under such complex market conditions, the Group achieved a sales volume of 115 million tons for refined products, which was slightly higher than that for last year. With continuing emphasis on optimising the marketing network, the Group steadily pushed forward the development of high-margin and strategic markets. As a result, 748 service stations and 13 oil depots were developed in the year and the Group’s share of the retail market reached 39.3%.

International Trading Operations

In 2012, the Group strengthened the bringing in of resources and kept on expanding trading volumes by making full use of a number of effective measures. The construction of the three oil and gas operating hubs in Asia, Europe and the Americas proceeded steadily. The Group achieved continuous rapid development of its international trading operations.

Summary of Operations of the Marketing Segment

	Unit	2012	2011	Year-on-year change (%)
Sales volume of gasoline, kerosene and diesel	’000 ton	153,277	145,532	5.3
of which: Gasoline	’000 ton	47,407	43,967	7.8
Kerosene	’000 ton	11,355	9,778	16.1
Diesel	’000 ton	94,515	91,787	3.0
Market share in domestic retail market	%	39.3	39.2	0.1 percentage point
Number of service stations	units	19,840	19,362	2.5
of which: owned service stations	units	19,296	18,792	2.7
Sales volume per service station	Ton/day	11.1	11.1	—

(4) Natural Gas and Pipeline

In 2012, the Group coordinated and balanced the utilisation of domestic and overseas resources. The Group also tapped into the market potentials in the Bohai Rim, Yangtze Delta and Sichuan-Chongqing markets, strengthened marketing efforts in key areas and high-margin markets and pushed forward the simultaneous commencement of production for new users of the Second West-East Gas Pipeline (East Section) and the Shandong Pipeline Network. As a result of all of these measures, natural gas sales volume continued to maintain a double-digit growth rate.

The construction of strategic oil and gas pipelines as well as domestic trunk pipeline networks proceeded smoothly during the year. The Second West-East Gas Pipeline became fully operational and was ready to supply gas to Hong Kong. Completion and commencement of production of the North Section of Zhongwei-Guiyang Gas Pipeline effectively raised the Group’s capability to supply gas to the Sichuan-Chongqing Area. Construction work for the Third West-East Gas Pipeline, which will become another trunk line for transporting energy resources on land, has formally begun. The Third West-East Gas Pipeline is the first project where both public and private sector funds are used for its construction and operation and has set a new model for the Company to operate major projects. It also has major significance in China’s economic development and optimisation of the energy resource structure.

As at the end of 2012, the Group’s pipelines measured a total length of 66,776 km, consisting of 40,995 km of natural gas pipelines, 16,344 km of crude oil pipelines and 9,437 km of refined product pipelines.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes thereto set out in this annual report.

1. The financial data set out below is extracted from the audited financial statements of the Group prepared under IFRS

(1) Consolidated Operating Results

In 2012, the Group achieved a turnover of RMB2,195,296 million, representing an increase of 9.6% from the preceding year. Profit attributable to owners of the Company was RMB115,326 million, representing a decrease of 13.3% from the preceding year. Basic earnings per share was RMB0.63, representing a decrease of RMB0.10 from the preceding year.

Turnover Turnover increased by 9.6% from RMB2,003,843 million for 2011 to RMB2,195,296 million for 2012. This was primarily due to increases in the selling prices and the sales volume of major products including natural gas, gasoline and diesel. The table below sets out the external sales volume and average realised prices for major products sold by the Group in 2012 and 2011 and their respective percentage of change during these two years.

	Sales Volume ( ’000 ton)			Average Realised Price (RMB/ton)
	2012	2011	Percentage of Change (%)	2012	2011	Percentage of Change (%)
Crude oil	76,203	62,057	22.8	4,678	4,748	(1.5)
Natural gas (hundred million cubic metre, RMB/ ’000 cubic metre)	853.88	752.81	13.4	1,125	1,082	4.0
Gasoline	47,407	43,967	7.8	8,007	7,804	2.6
Diesel	94,515	91,787	3.0	7,046	6,952	1.4
Kerosene	11,355	9,778	16.1	6,399	6,206	3.1
Heavy oil	12,615	9,325	35.3	4,612	4,376	5.4
Polyethylene	3,045	2,885	5.5	9,082	9,425	(3.6)
Lubricant	2,104	1,761	19.5	8,973	9,601	(6.5)

Operating Expenses Operating expenses increased by 10.9% from RMB1,821,382 million for 2011 to RMB2,020,777 million for 2012, of which:

Purchases, Services and Other Purchases, services and other increased by 14.9% from RMB1,227,533 million for 2011 to RMB1,411,036 million for 2012. This was primarily due to (i) increase in purchase cost as a result of larger trading volume in oil products and (ii) increase in purchase cost of extra natural gas imports to expand the natural gas market and to satisfy the increasing demand for natural gas in the domestic market.

Employee Compensation Costs Employee compensation costs were RMB106,189 million for 2012 (including salaries for 548,355 employees and 318,311 temporary and seasonal staff and such additional costs as social security contributions, housing provident funds and training expenses), representing an increase of 9.3% from RMB97,162 million for 2011. This was primarily because the Group has, in accordance with the rise in the domestic consumer price index (“CPI”), the increase in the Group’s turnover and the growth in the Group’s business, adjusted its front-line employees’ salaries to an appropriate level. The social security expense has also increased along with the rise in the social security contribution base of local governments.

Exploration Expenses Exploration expenses amounted to RMB23,972 million for 2012, which was roughly the same as that of RMB23,908 million for 2011.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased by 10.1% from RMB138,073 million for 2011 to RMB151,975 million for 2012. This was primarily due to an increase in the average carrying value of fixed assets and the average net value of oil and gas properties as a result of the continuous rise of capital expenditures.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased by 6.8% from RMB69,969 million for 2011 to RMB74,692 million for 2012. This was primarily due to (i) higher leasing costs resulting from expansion of business and (ii) higher transport cost resulting from the extra quantity of products transported and increases in the per unit transport cost.

Taxes other than Income Taxes Taxes other than income taxes decreased by 4.3% from RMB266,343 million for 2011 to RMB254,921 million for 2012. Of which, a net decrease of RMB15,044 million was due to the combined impact of: (i) the rise in the threshold for crude oil special gain levy. As a result, the crude oil special gain levy payable by the Group decreased from RMB102,458 million for 2011 to RMB79,119 million for 2012; and (ii) the reform of government policies on resources tax. As a result, resources tax payable by the Group increased from RMB19,784 million for 2011 to RMB28,079 million for 2012.

Other Income, net Other income, net, for 2012 was RMB2,008 million, representing an increase of 25.0% from RMB1,606 million for 2011. This was primarily due to an increase in the refund of value-added tax (“VAT”) for imported natural gas recognised by the Group in 2012.

Profit from Operations The profit from operations for 2012 was RMB174,519 million, representing a decrease of 4.4% from RMB182,461 million for 2011.

Net Exchange Gain/(Loss) Net exchange gain for 2012 was RMB131 million, representing an increase of RMB1,067 million from the net exchange loss of RMB936 million for 2011. This was primarily due to the depreciation of the US dollar against the Renminbi by a smaller margin and appreciation of the Canadian Dollar against Renminbi during the period.

Net Interest Expenses Net interest expenses increased by RMB7,889 million from RMB8,212 million for 2011 to RMB16,101 million for 2012. The increase was primarily due to a rise in the interest-bearing debts of the Group to finance production, operation and capital investments.

Profit Before Income Tax Expense Profit before income tax expense decreased by 9.4% from RMB184,215 million for 2011 to RMB166,811 million for 2012.

Income Tax Expense Income tax expense decreased by 5.4% from RMB38,256 million for 2011 to RMB36,191 million for 2012, which was primarily due to a decrease in the taxable income for the year.

Profit for the year Profit for the year decreased by 10.5% from RMB145,959 million for 2011 to RMB130,620 million for 2012.

Profit attributable to non-controlling interests Profit attributable to non-controlling interests increased by 17.7%, from RMB12,998 million for 2011 to RMB15,294 million for 2012, which was primarily due to the growth in net profits earned by subsidiaries of the Group.

Profit attributable to owners of the Company Due to the combined impact of the increase in the volume of imported natural gas, the inverse relationship between the selling price and cost of imported natural gas as well as the macro regulation and control over the prices of domestic refined products, profit attributable to owners of the Company decreased by 13.3% from RMB132,961 million for 2011 to RMB115,326 million for 2012.

(2) Segment Results

Exploration and Production

Turnover Turnover of the Exploration and Production segment increased by 1.9% from RMB774,777 million for 2011 to RMB789,818 million for 2012. The increase was primarily due to an increase in the sales volume of crude oil and natural gas. The average realised crude oil price of the Group in 2012 was US$103.65 per barrel, and was substantially in line with US$104.20 per barrel in 2011.

Operating Expenses Operating expenses of the Exploration and Production segment increased by 3.5% from RMB555,238 million for 2011 to RMB574,863 million for 2012. Of which, depreciation, depletion and amortisation increased by RMB15,770 million as compared with last year.

During 2012, the Group continued to strengthen control over cost. The oil and gas lifting cost of the Group increased by 4.5% from US$11.23 per barrel in 2011 to US$11.74 per barrel in 2012. Excluding the effect of exchange rate movements, the year-on-year increase was 2.2%. The oil and gas lifting cost was brought under effective control.

Profit from Operations In 2012, the Exploration and Production segment actively responded to oil price changes by organising the production of oil and gas in a scientific manner and continuously consolidating the basis for sustainable development. As a result of the increase in, among others, depreciation and depletion, profit from operations of the Exploration and Production segment for 2012 was RMB214,955 million, representing a decrease of 2.1% from RMB219,539 million for 2011. Nevertheless, the Exploration and Production segment remained as the most important profit contributing segment of the Group.

Refining and Chemicals

Turnover Turnover of the Refining and Chemicals segment increased by 4.2% from RMB847,711 million for 2011 to RMB883,218 million for 2012. The increase was primarily due to an increase in both the selling prices and sales volumes of major refined products.

Operating Expenses Operating expenses of the Refining and Chemicals segment increased by 1.9% from RMB909,577 million for 2011 to RMB926,729 million for 2012. Of which, purchases, services and other increased by RMB15,751 million as compared with last year. This was primarily due to an increase in the purchase cost of crude oil, feedstock oil and power from external suppliers.

In 2012, the cash processing cost of refineries within the Group increased by 5.7% from RMB146.27 per ton for 2011 to RMB154.61 per ton for 2012. This was primarily due to an increase in the cost of power and additives.

Profit from Operations Due to the fact that international crude oil prices remained high, the prices of domestic refined products were subject to macro regulation and control and the demand in the refining and chemicals market was down, the Refining and Chemicals segment recorded operating losses of RMB43,511 million for 2012. Of which, the refining operations recorded operating losses of RMB33,672 million, representing a decrease of RMB26,415 million as compared with last year, whilst the chemicals operations recorded operating losses of RMB9,839 million, representing an increase of RMB8,060 million as compared with last year.

Marketing

Turnover Turnover of the Marketing segment increased by 11.7% from RMB1,693,130 million for 2011 to RMB1,890,558 million for 2012. The increase was primarily due to an increase in operating income from trading of oil products.

Operating Expenses Operating expenses of the Marketing segment increased by 12.1% from RMB1,672,477 million for 2011 to RMB1,874,167 million for 2012. The increase was primarily due to an increase in the purchase cost relating to the trading of oil products.

Profit from Operations Due to the impact of weak demand in the refined products market, the Marketing segment recorded a profit from operations of RMB16,391 million for 2012, representing a decrease of 20.6% from RMB20,653 million for 2011.

Natural Gas and Pipeline

Turnover Turnover of the Natural Gas and Pipeline segment amounted to RMB202,196 million for 2012, representing an increase of 16.8% from RMB173,058 million for 2011. The increase was primarily due to (i) increases in both the sales and transmission volumes of, and the prices of, natural gas; and (ii) increase in the sales revenue of city gas and LPG alongside the expansion in Group’s city gas and LPG businesses during the reporting period.

Operating Expenses Operating expenses of the Natural Gas and Pipeline segment amounted to RMB204,306 million for 2012, representing an increase of 29.7% from RMB157,528 million for 2011. The increase was primarily due to an increase in the purchase cost of natural gas and LNG.

Profit from Operations As a result of an increase in the loss incurred on imports of natural gas from Central Asia and the imports of LNG, the Natural Gas and Pipeline segment recorded operating losses of RMB2,110 million for 2012, representing a decrease of RMB17,640 million from the profit from operations of RMB15,530 million for 2011, of which the sale of imported natural gas and LNG recorded a loss of approximately RMB41,900 million.

In 2012, the Group’s overseas operations(note) produced notable results and further increased their contribution to the Group. Turnover of overseas operations amounted to RMB702,660 million or 32.0% of the Group’s total turnover. Profit before income tax expense of overseas operations amounted to RMB32,672 million or 19.6% of the Group’s profit before income tax expense.

Note: The four operating segments of the Group are namely Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. Overseas operations do not constitute a separate operating segment of the Group. The financial data of overseas operations are included in the financial data of the respective operating segments mentioned above.

(3) Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at December 31, 2012	As at December 31, 2011	Percentage of Change
	RMB million	RMB million	%
Total assets	2,168,896	1,917,586	13.1
Current assets	414,332	382,711	8.3
Non-current assets	1,754,564	1,534,875	14.3
Total liabilities	988,148	835,040	18.3
Current liabilities	574,748	560,038	2.6
Non-current liabilities	413,400	275,002	50.3
Equity attributable to owners of the Company	1,064,010	1,002,745	6.1
Share capital	183,021	183,021	—
Reserves	277,181	263,007	5.4
Retained earnings	603,808	556,717	8.5
Total equity	1,180,748	1,082,546	9.1

Total assets amounted to RMB2,168,896 million, representing an increase of 13.1% from that as at the end of 2011, of which:

Current assets amounted to RMB414,332 million, representing an increase of 8.3% from that as at the end of 2011. The increase in current assets was primarily due to the increase in inventories.

Non-current assets amounted to RMB1,754,564 million, representing an increase of 14.3% from that as at the end of 2011. The increase in non-current assets was primarily due to an increase in capital expenditures, resulting in an increase in property, plant and equipment (including fixed assets, oil and gas properties, etc.).

Total liabilities amounted to RMB988,148 million, representing an increase of 18.3% from that as at the end of 2011, of which:

Current liabilities amounted to RMB574,748 million, representing an increase of 2.6% from that as at the end of 2011. The increase in current liabilities was primarily due to increases in accounts payable and accrued liabilities as well as short-term borrowings.

Non-current liabilities amounted to RMB413,400 million, representing an increase of 50.3% from that as at the end of 2011. The increase in non-current liabilities was primarily due to an increase in long-term borrowings.

Equity attributable to owners of the Company amounted to RMB1,064,010 million, representing an increase of 6.1% from that as at the end of 2011. The increase in equity attributable to owners of the Company was primarily due to an increase in retained earnings.

(4) Cash Flows

As at December 31, 2012, the primary sources of funds of the Group were cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings as well as distribution of dividends to shareholders of the Company.

The table below sets forth the net cash flows of the Group for 2012 and 2011 respectively and the amount of cash and cash equivalents as at the end of each year:

	Year ended December 31
	2012	2011
	RMB million	RMB million
Net cash flows from operating activities	239,288	290,155
Net cash flows used for investing activities	(332,226)	(283,638)
Net cash flows from financing activities	75,356	9,259
Translation of foreign currency	(195)	(313)
Cash and cash equivalents at end of the year	43,395	61,172

Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities for 2012 amounted to RMB239,288 million, representing a decrease of 17.5% from RMB290,155 million in 2011. This was mainly due to the combined impact of the decrease in profit, changes in accounts receivables and payables, inventories and other kinds of working capital, and the increase in taxes and levies paid. As at December 31, 2012, the Group had cash and cash equivalents of RMB43,395 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 64.1% were denominated in Renminbi, approximately 16.6% were denominated in US Dollars, approximately 15.2% were denominated in HK Dollars, approximately 1.7% were denominated in KZT and approximately 2.4% were denominated in other currencies).

Net Cash Flows Used for Investing Activities

The net cash flows of the Group used for investing activities in 2012 amounted to RMB332,226 million, representing an increase of 17.1% from RMB283,638 million in 2011. The increase was primarily due to the increase in the payment of capital expenditures in cash during the reporting period.

Net Cash Flows From Financing Activities

The net cash flows of the Group from financing activities in 2012 increased by RMB66,097 million to RMB75,356 million from RMB9,259 million in 2011. Such change was primarily due to an increase in loans during the reporting period as compared with last year.

The net liabilities of the Group as at December 31, 2012 and December 31, 2011, respectively, were as follows:

	As at December 31, 2012	As at December 31, 2011
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	151,247	137,698
Long-term borrowings	293,774	180,675

Total borrowings	445,021	318,373

Less: Cash and cash equivalents	43,395	61,172

Net borrowings	401,626	257,201

The following table sets out the remaining contractual maturities of borrowings as at the respective date of financial position. The table is based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	As at December 31, 2012	As at December 31, 2011
	RMB million	RMB million
Within 1 year	166,089	147,442
Between 1 and 2 years	92,311	21,759
Between 2 and 5 years	162,992	155,611
After 5 years	83,806	25,378

	505,198	350,190

Of the total borrowings of the Group as at December 31, 2012, approximately 78.4% were fixed-rate loans and approximately 21.6% were floating-rate loans. Of the borrowings as at December 31, 2012, approximately 84.9% were denominated in Renminbi, approximately 14.1% were denominated in US Dollars and approximately 1.0% were denominated in other currencies.

As at December 31, 2012, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 27.4% (22.7% as at December 31, 2011).

(5) Capital Expenditures

In 2012, the Group placed top priority on the leading position of its upstream operations, persisted in the principal business of oil and gas domestically whilst emphasising on the development of oil and gas operations overseas, and pushed through the construction of oil and gas pipelines and trunk pipeline networks in a steady manner. The capital expenditures of the Group increased by 23.95% to RMB352,516 million from RMB284,391 million in 2011. The table below sets out the capital expenditures of the Group for 2012 and 2011 and the estimated capital expenditures for each of the business segments of the Group for 2013.

	2012		2011		Estimates for 2013
	RMB million	%	RMB million	%	RMB million	%
Exploration and Production*	227,211	64.45	162,154	57.02	239,600	67.49
Refining and Chemicals	36,009	10.21	42,781	15.04	32,400	9.13
Marketing	14,928	4.23	15,136	5.32	14,300	4.03
Natural Gas and Pipeline	72,939	20.69	62,645	22.03	65,700	18.51
Head Office and Other	1,429	0.42	1,675	0.59	3,000	0.84

Total	352,516	100.00	284,391	100.00	355,000	100.00

*	If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the Exploration and Production segment for each of 2011 and 2012, and the estimates for the same for 2013 would be RMB173,760 million, RMB239,266 million and RMB250,600 million, respectively.

Exploration and Production

Capital expenditures for the Exploration and Production segment for 2012 amounted to RMB227,211 million, which were primarily related to the acquisition of mineral interests in Canada oil and gas fields, oil and gas development projects such as those in Halfaya and Rumaila of Iraq, large scale domestic oil and gas exploration projects such as those in Changqing, Tarim, Daqing and Southwestern, and construction of key production capacities for various oil and gas fields.

The Group anticipates that capital expenditures for the Exploration and Production segment for 2013 would amount to RMB239,600 million. Domestic exploration activities will remain focused on the “Peak Growth in Oil and Gas Reserves” Program while more efforts will be devoted to key oil and gas regions such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin, and to such non-conventional oil and gas areas as coal seam gas and shale gas. Development activities will be focused on maintaining the output of Daqing Oilfield at 40 million tons of crude oil per year, as well as increasing the oil and gas equivalent output of Changqing Oilfield to 50 million tons per year and increasing the output of such oil and gas fields as Xinjiang, Tarim and Southwestern. Overseas operations will be focused on cooperation in oil and gas exploration and development in the Middle East, Central Asia, the Americas and Asia-Pacific.

Refining and Chemicals

Capital expenditures for the Refining and Chemicals segment for 2012 amounted to RMB36,009 million, which were primarily used in the construction of large scale refining projects and ethylene projects, such as those at Guangxi Petrochemical, Sichuan Petrochemical, Fushun Petrochemical, Daqing Petrochemical and Huhhot Petrochemical.

The Group anticipates that capital expenditures for the Refining and Chemicals segment for 2013 would amount to RMB32,400 million, which are expected to be used primarily for construction of large scale refining and chemicals projects, such as those at Guangdong Petrochemical, Huabei Petrochemical, Yunnan Petrochemical and Sichuan Petrochemical, as well as construction of quality enhancement projects for gasoline and diesel products.

Marketing

Capital expenditures for the Marketing segment for 2012 amounted to RMB14,928 million, which were mainly used for the construction of sales network facilities such as service stations and oil depots.

The Group anticipates that capital expenditures for the Marketing segment for 2013 would amount to RMB14,300 million, which are expected to be used primarily for the construction and expansion of sales networks in domestic high-margin market, as well as for the construction of overseas oil and gas operating hubs.

Natural Gas and Pipeline

Capital expenditures for the Natural Gas and Pipeline segment for 2012 amounted to RMB72,939 million, which were mainly used for natural gas pipeline construction projects such as the Second West-East Gas Pipeline, the Third West-East Gas Pipeline and the Third Shaanxi-Beijing Gas Pipeline, as well as the Lanzhou-Chengdu Crude Oil Pipeline project and the Tangshan LNG project.

The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for 2013 would amount to RMB65,700 million, which are expected to be used primarily for the construction of key oil and gas transmission projects such as the Third West-East Gas Pipeline, the Zhongwei-Guiyang Gas Pipeline, the Third Qingtie Crude Oil Pipeline and Fourth Qingtie Crude Oil Pipeline, as well as associated LNG and city gas facilities.

Head Office and Other

Capital expenditures for the Head Office and Other segment for 2012 were RMB1,429 million.

The Group anticipates that capital expenditures for the Head Office and Other segment for 2013 would amount to RMB3,000 million, which are expected to be used primarily for scientific research and construction of information systems.

2. The financial data set out below is extracted from the audited financial statements of the Group prepared under CAS

(1) Financial data prepared under CAS

	As at December 31, 2012	As at December 31, 2011	Percentage of Change
	RMB million	RMB million	%
Total assets	2,168,837	1,917,528	13.1
Current assets	418,040	385,420	8.5
Non-current assets	1,750,797	1,532,108	14.3
Total liabilities	988,071	834,962	18.3
Current liabilities	574,748	560,038	2.6
Non-current liabilities	413,323	274,924	50.3
Equity attributable to equity holders of the Company	1,064,147	1,002,885	6.1
Total equity	1,180,766	1,082,566	9.1

For reasons for changes, please read the sub-section “Assets, Liabilities and Equity” under the section “The Management’s Discussion and Analysis of Financial Position and Results of Operations” in this annual report.

(2) Principal operations by segment and by product under CAS

	Income from principal operations for the year 2012	Cost of principal operations for the year 2012	Margin*	Year-on-year change in income from principal operations	Year-on-year change in cost of principal operations	Increase or decrease in margin
	RMB million	RMB million	%	%	%	percentage points
Exploration and Production	771,717	387,909	33.5	2.0	7.7	(0.3)
Refining and Chemicals	876,122	765,078	(0.4)	4.3	2.3	1.8
Marketing	1,879,960	1,813,793	3.4	11.6	12.3	(0.5)
Natural Gas and Pipeline	199,081	199,060	(0.8)	16.7	31.6	(11.2)
Head Office and Other	550	341	—	6.4	2.4	—
Inter-segment elimination	(1,573,024)	(1,572,216)	—	—	—	—
Total	2,154,406	1,593,965	14.7	9.6	14.8	(1.6)

*	Margin = Profit from principal operations / Income from principal operations

(3) Principal operations by regions under CAS

	2012	2011	Year-on-year change
Revenue from external customers	RMB million	RMB million	%
Mainland China	1,492,636	1,429,631	4.4
Other	702,660	574,212	22.4
Total	2,195,296	2,003,843	9.6

	December 31, 2012	December 31, 2011	Year-on-year change
Non-current assets *	RMB million	RMB million	%
Mainland China	1,559,038	1,380,797	12.9
Other	188,560	149,018	26.5
Total	1,747,598	1,529,815	14.2

*	Non-current assets include other non-current assets other than financial instruments and deferred tax assets.

(4) Principal subsidiaries and associates of the Grou4

Name of company	Registered capital	Shareholding	Amount of total assets	Amount of total liabilities	Amount of total net assets	Net profit
	RMB million	%	RMB million	RMB million	RMB million	RMB million
Daqing Oilfield Company Limited(1)	47,500	100.00	214,980	94,313	120,667	65,574
CNPC Exploration and Development Company Limited(2)	16,100	50.00	142,457	39,449	103,008	19,322
PetroChina Hong Kong Limited	HK$7,592 million	100.00	86,266	35,784	50,482	7,489
PetroChina International Investment Company Limited	31,314	100.00	79,279	45,311	33,968	(370)
PetroChina International Co., Ltd.	14,000	100.00	144,294	111,838	32,456	2,924
PetroChina Northwest United Pipelines Company Limited(3)	62,500	52.00	37,500	19	37,481	(19)
Dalian West Pacific Petrochemical Co., Ltd.	US$258 million	28.44	9,026	12,462	(3,436)	(1,974)
China Marine Bunker (PetroChina) Co., Ltd.	1,000	50.00	11,152	8,634	2,518	(618)
China Petroleum Finance Co., Ltd.	5,441	49.00	593,445	562,778	30,667	4,688
Arrow Energy Holdings Pty Ltd.	AUD2	50.00	54,894	19,925	34,969	(3,592)

Notes:

(1)    Operating income and operating profit of Daqing Oilfield Company Limited for 2012 were RMB202,704 million and RMB87,276 million respectively.

(2)    Operating income and operating profit of CNPC Exploration and Development Company Limited for 2012 were RMB63,945 million and RMB28,144 million respectively.

(3)    PetroChina Northwest United Pipelines Company Limited (hereinafter referred to as “Northwest United Pipelines”) was incorporated in December 2012. The Company and other investors completed their initial capital contribution of RMB37,500 million. Northwest United Pipelines is expected to operate the Third West-East Gas Pipeline, transmitting natural gas from Central Asia to the southeast coastal region of China.

SIGNIFICANT EVENTS

1. Material litigation, arbitration and events commonly disputable by the media

The Company was not involved in any material litigation or arbitration or events commonly disputable by the media during the reporting period.

2. Shareholding in other companies

(1) Shareholding interests of the Company in other listed companies

As at the end of the reporting period, interests in other listed securities held by the Group were as follows:

Unit: HK dollars million

Stock code	Stock short name	Initial Investment amount	Number of shares held	Shareholding (%)	Book value as at the end of the year	Profit or loss in the reporting period	Change in equity in the reporting period	Classification in accounts	Source of shareholding
135	KUNLUN ENERGY (1)	25,758	4,708,302,133	58.48	25,758	—	—	Long-term equity investments	Acquisition and further issue of shares

Note

(1):   The Group held the shares in Kunlun Energy Limited through Sun World Limited, its overseas wholly-owned subsidiary. The shares of Kunlun Energy Limited are listed on the Hong Kong Stock Exchange.

(2)    Shareholding of interest in non-listed financial institutions

Unit: RMB million

Name of investment target	Initial investment amount	Number of shares held	Shareholding (%)	Book value as at the end of the year	Profit or loss in the reporting period	Change in equity in the reporting period	Classification in accounts	Source of shareholding
China Petroleum Finance Co., Ltd.	9,917	2,666,000,000	49	15,375	2,297	106	Long-term equity investment	Injection of capital

3. Acquisitions, Disposals and Mergers during the reporting period

Unit: RMB million

Counterparty and assets acquired	Date of purchase	Purchase price	Net profit contribution to the Group from date of purchase to end of reporting period	Net profit contribution to the Group from beginning to end of the year	Whether it is a connected transaction	Whether ownership of the assets involved is fully transferred	Whether the obligatory right and debt are fully transferred
Acquisition of 20% mineral interest in the Groundbirch shale gas project	January 31, 2012	8,205	N/A	N/A	No	Yes	N/A

On January 31, 2012, the Group (through its wholly-owned subsidiary Phoenix Energy Holdings Ltd.) acquired a 20% mineral interests in the Groundbirch shale gas project for a consideration of 1,304 million Canadian dollars (approximately RMB8,205 million) from Royal Dutch Shell PLC in Canada.

The above transaction did not affect the business continuity and management stability of the Group. It is beneficial to the Group maintaining a positive performance in its future financial position and operating results.

Unit: RMB million

Counterparty and assets acquired	Date of purchase	Purchase price	Net profit contribution to the Group from date of purchase to end of reporting period	Net profit contribution to the Group from beginning to end of the year	Whether it is a connected transaction	Whether ownership of the assets involved is fully transferred	Whether the obligatory right and debt are fully transferred
Acquisition of 49.9% interest in the Duvernay shale gas project	December 13, 2012	13,922	N/A	N/A	No	Yes	N/A

On December 13, 2012, the Group (through its wholly-owned subsidiary Phoenix Energy Holdings Ltd.) acquired a 49.9% interest in the Duvernay field for a consideration of 2,180 million Canadian dollars (approximately RMB13,922 million) from EnCana.

The above transaction did not affect the business continuity and management stability of the Group. It is beneficial to the Group maintaining a positive performance in its future financial position and operating results.

4. Significant connected transactions during the reporting period

Please refer to the section “Connected Transactions” in this annual report. During the reporting period, no substantial shareholder of the Company has utilised the funds of the Company for non-operating purposes.

5. Material contracts and the performance thereof

(1) During the reporting period, there were no trusteeship, sub-contracting and leasing of properties of other companies by the Company which would contribute profit to the Company of 10% or more of its total profits for the year.

(2) The Company has no material guarantee during the current reporting period.

(3) The Company did not entrust any other person on wealth management during the current reporting period.

(4) The Company has no material external entrustment loans during the current reporting period.

(5) The Company has no overdue principals or interests of material bank loans during the current reporting period.

(6) Save as disclosed in this annual report, during the reporting period, the Company did not enter into any material contract which requires disclosure.

6. Performance of Undertakings

Specific undertakings made by CNPC, the controlling shareholder of the Company, and performance of the undertakings as at December 31, 2012:

Name of Shareholder	Undertaking	Performance of Undertaking

CNPC	According to the Restructuring Agreement entered into between CNPC and the Company on March 10, 2000, CNPC has undertaken to indemnify the Company against any claims or damages arising or resulting from certain matters in the Restructuring Agreement.	As at December 31, 2012, CNPC had obtained formal land use right certificates in relation to 28,233 out of 28,649 parcels of land and some building ownership certificates for the buildings pursuant to the undertaking in the Restructuring Agreement, but has not completed all of the necessary governmental procedures for the service stations located on collectively-owned land. The use of and the conduct of relevant activities at the above-mentioned parcels of land, buildings and service stations are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed.

According to the Non-Competition Agreement entered into between CNPC and the Company on March 10, 2000, CNPC has undertaken to the Company that CNPC will not, and will procure its subsidiaries not to, develop, operate, assist in operating nor participate in any businesses by itself or jointly with another company within or outside the PRC that will compete with the core businesses of the Group. According to the agreement, CNPC has also granted to the Company pre-emptive rights to transaction with regards to part of its assets.

Currently, CNPC owns the following businesses which are identical or similar to the core businesses of the Group:

CNPC has overseas operations in relation to exploration and production of crude oil and natural gas as well as production, storage and transportation of petroleum, chemical and related petroleum products. CNPC has oil and gas exploration and development operations in many overseas countries and regions.

As the laws of the country where ADSs are listed prohibit its citizens from directly or indirectly financing or investing in the oil and gas projects in certain countries, CNPC did not inject the overseas oil and gas projects in certain countries to the Company.

On May 25, 2011, CNPC increased its shareholdings in the Company through purchase(s) via the trading system of Shanghai Stock Exchange. CNPC intended to increase, through market purchases, its holdings of the shares of the Company within the next 12 months (from May 25, 2011), whether in its own name or through any parties acting in concert with it, to a cumulative total of not exceeding 2% of the issued shares of the Company. CNPC undertook not to reduce its holdings during the above period and the statutory period.

This increase in shareholdings was completed. CNPC has not violated the relevant undertaking during the reporting period.

7. Engagement and disengagement of firm of accountants

The Company has not changed its firm of accountants during the reporting period.

During the reporting period, the Company has continued engaging PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the domestic auditors and has continued engaging PricewaterhouseCoopers as the overseas auditors. Remuneration in respect of the audit work amounts to RMB61 million, mainly for the purpose of providing auditing services for the Company’s domestic and international needs. Please refer to Note 7 of the Financial Statements prepared in accordance with IFRS of this Annual Report for details of remuneration of the auditors.

As at the end of the reporting period, PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers have provided audit service to the Company continuously for 14 years.

According to the relevant regulations issued by the Ministry of Finance of the PRC and the State-owned Assets Supervision and Administration Commission of the State Council, the Company shall change its firm of accountants if such firm serves continuously for a certain period of time. As such, the Company is intended to recommend at the general meeting of the shareholders the appointment of KPMG Huazhen (special general partnership) as its domestic auditors for 2013 and the appointment of KPMG as its overseas auditors for 2013.

8. Penalties on the Company and its Directors, Supervisors, senior management, controlling shareholders and de facto controller and remedies thereto

During the reporting period, none of the Company or its the Directors, Supervisors, senior management, controlling shareholders or de facto controllers was subject to any investigation by relevant authorities or enforcement by judicial or disciplinary departments, or was handed over to judicial departments or subject to criminal liability, or subject to investigation or administrative penalty by the China Securities Regulatory Commission, nor any denial of participation in the securities market or deemed unsuitability to act as directors thereby by other administrative authorities or any public criticisms made by a stock exchange.

9. Other Significant Events

Issue of Corporate Bonds During and After the Reporting Period

Items	Date of Issue	Amount (RMB Million)	Tenor (Years)	Annual Interest (%)
Corporate Bonds for 2012 (first tranche)	November 22, 2012 – November 26, 2012	16,000	5	4.55
	November 22, 2012 – November 26, 2012	2,000	10	4.90
	November 22, 2012 – November 26, 2012	2,000	15	5.04
Corporate Bonds for 2013 (first tranche)	March 15, 2013 – March 19, 2013	16,000	5	4.47
	March 15, 2013 – March 19, 2013	4,000	10	4.88

Note:	Please refer to the announcement on the result of issue of corporate bonds published by the Company on the website of the Shanghai Stock Exchange for details of such issues of relevant bonds.

Relevant information on corporate bonds during their terms:

(1) Information on Redemption and Interest of Bonds

The interest of the first tranche of corporate bond for 2012 formally started to accrue on November 22, 2012 and its first payment date will be November 22, 2013. The interest of the first tranche of corporate bond for 2013 formally started to accrue on March 15, 2013 and its first payment date will be March 15, 2014.

No payment on principals or interests was made for relevant bonds during the current reporting period.

(2) Information on Risks of Redemption and Interests

Please refer to the offering circulars of the corporate bonds published by the Company on the website of Shanghai Stock Exchange on November 20, 2012 and March 13, 2013, respectively, for information on the risks of redemption and interest of relevant bonds. As at the end of the current reporting period, there is no other discloseable matters of risks for relevant bonds.

(3) Information on Follow-up Credit Rating of Bonds

China Lianhe Credit Rating Co., Ltd., the credit rating agency, will make a regular follow-up credit rating every year and irregular follow-up credit ratings based on relevant circumstances during the terms of relevant bonds. Result and report of follow-up credit ratings will be announced at the website of Shanghai Stock Exchange (http://www.sse.com.cn) for inspection.

(4) Information on Changes in Bonds Issued

As at the end of the current reporting period, there is no changes in the principal terms of relevant bonds.

(5) Performance of Other Material Matters Provided in the Offering Circulars

As at the end of the current reporting period, other material matters provided in the offering circulars of relevant bonds were performed as normally.

CONNECTED TRANSACTIONS

CNPC is the controlling shareholder of the Company and therefore transactions between the Group and CNPC constitute connected transactions under the HKEx Listing Rules and the listing rules of the Shanghai Stock Exchange (“SSE Listing Rules”). China National Oil and Gas Exploration and Development Corporation (“CNODC”), a wholly-owned subsidiary of CNPC, holds 50% interest in CNPC Exploration and Development Company Limited (“CNPC E&D”), a non-wholly owned subsidiary of the Company. Pursuant to the HKEx Listing Rules, CNPC E&D is a connected person of the Company and transactions between the Group and CNPC E&D constitute connected transactions of the Group. On December 28, 2006, the Group became interested in 67% equity interest in PetroKazakhstan Inc. (“PKZ”) through CNPC E&D. Pursuant to the HKEx Listing Rules, CNPC E&D and its subsidiaries are connected persons of the Group. Therefore, transactions between the Group and PKZ constitute connected transactions of the Group.

The following connected transactions constitute the “connected transactions” or “continuing connected transactions” as defined under Chapter 14A of the HKEx Listing Rules and satisfied relevant disclosure requirements thereof. For the details of the following connected transactions, please refer to the relevant announcements published on the websites of the Hong Kong Stock Exchange and the Company.

One-off Connected Transactions

1. Formation of a joint venture company

On January 4, 2012, the Company entered into the Capital Contribution Agreement with CNPC pursuant to which the two parties have agreed to set up a captive insurance company with the registered capital of RMB5 billion. Upon completion of the Capital Contribution Agreement, the equity interests in such captive insurance company would be held as to 51% by CNPC and as to 49% by the Company according to their respective capital contributions. CNPC is the controlling shareholder of the Company. Pursuant to the HKEx Listing Rules and SSE Listing Rules, CNPC is a connected person of the Company and the formation of the joint venture company constitutes a connected transaction of the Company. Details of the transaction has been published on the website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on January 4, 2012 and January 5, 2012, respectively. As at the end of the reporting period, such joint venture transaction was not yet completed.

The above connected transaction does not affect the continuity of the Company’s business and the stability of its management. Due to the feature of high risks and speciality in the petroleum industry, the normal business insurance cannot cover all business operations of the Company at the current stage. For the purpose of satisfying its risk management requirements of highly risky and overseas projects, reasonably mitigating its operational risks, balancing the business insurance costs, improving its ability to withstand the risks, and ensuring the insurance enforcement effect after the occurrence of certain covered incidents, the Company decides to set up the Joint Venture Company. The formation of the joint venture company is helpful to provide more comprehensive, safer and more efficient insurance services for the Company and its subsidiaries. It is able to steadily support the segmental operations and overseas businesses of the Company which increases its overall capabilities to react to risks and save the total insurance costs of the Company which will decrease operation costs. It is also helpful for the Company to accumulate experiences to withstand the risks, to broaden the channel of reinsurance, and to upgrade its specialised risk management operations which will finally maximise the shareholders’ interests of the Company as a whole.

2. Finance Lease

On 23 August 2012, PetroChina Sichuan Petrochemical Co., Ltd. (“Sichuan Petrochemical”), a subsidiary of the Company, entered into the Finance Lease Agreement with Kunlun Financial Leasing Co., Ltd. (“Kunlun Financial Leasing”), pursuant to which Sichuan Petrochemical has agreed to lease from Kunlun Financial Leasing the lease assets, which shall be transferred from Sichuan Petrochemical to Kunlun Financial Leasing at the consideration of RMB3,000 million. As CNPC, the controlling shareholder of the Company, directly owns 90% equity interests in Kunlun Financial Leasing, Kunlun Financial Leasing is a connected person of the Company under HKEx Listing Rules and SSE Listing Rules. Accordingly, the transaction contemplated under the Finance Lease Agreement entered into by Sichuan Petrochemical and Kunlun Financial Leasing constitutes a connected transaction of the Company. Details of this transaction has been published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on August 23, 2012 and August 24, 2012, respectively. As at the end of the reporting period, Sichuan Petrochemical has received a total amount of RMB2,000 million from Kunlun Financial Leasing as part of the transfer price.

The above transaction does not affect the continuity of the Company’s business and the stability of its management. As Sichuan Petrochemical requires additional financial resources, the entering into of the Finance Lease Agreement provides Sichuan Petrochemical with an alternative source of financing which facilitates its development of the integration of refining and chemicals and effective control of financing risks.

Continuing Connected Transactions

(I) Continuing Connected Transactions with CNPC

The Group and CNPC continue to carry out certain existing continuing connected transactions. The Company obtained independent shareholders’ approval at the general meeting held on October 20, 2011 for a renewal of the existing continuing connected transactions and the new continuing connected transactions and proposed the new caps for existing continuing connected transactions and the new continuing connected transactions for January 1, 2012 to December 31, 2014. Details of the above transactions were set out in the Company’s announcement in respect of continuing connected transactions published on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on August 25, 2011 and August 26, 2011, respectively, the Company’s circular in respect of continuing connected transactions published on the website of the Hong Kong Stock Exchange on September 5, 2011, and the Company’s announcement in respect of passing resolutions at the extraordinary general meeting published on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on October 20, 2011 and October 21, 2011, respectively.

In 2012, the Group and CNPC carried out the existing continuing connected transactions referred to in the following agreements:

1. Comprehensive Products and Services Agreement

The Group and CNPC implemented the Comprehensive Products and Services Agreement entered into on August 25, 2011 (the “Comprehensive Agreement”) for the provision (A) by the Group to CNPC and Jointly-held Companies and (B) by CNPC and Jointly-held Companies to the Group, of a range of products and services.

The Comprehensive Agreement entered into force on January 1, 2012 with an effective term of 3 years.

During the term of the Comprehensive Agreement, individual product and service implementation agreements described below may be terminated from time to time by the parties thereto by providing at least 6 months’ written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.

(A) Products and Services to be provided by the Group to CNPC

Under the Comprehensive Agreement, products and services to be provided by the Group to CNPC include: crude oil, natural gas, refined oil products, chemical products, supply of water, electricity, heating, quantifying and measuring, quality inspection, entrusted operation and management and other related or similar products and services. In addition, the Group shall provide to the Jointly-held Companies financial services including but not limited to entrusted loans and guarantee.

(B) Products and Services to be provided by CNPC to the Group

More products and services are to be provided by CNPC to the Group, both in terms of quantity and variety, than those to be provided by the Group to CNPC. Products and services to be provided by CNPC to the Group have been grouped together and categorised as set out below:

•

Construction and technical services, which are principally the products and services provided prior to official commissioning, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering and design service;

•

Production services, which are principally the products and services provided in light of the requirements for the Group’s daily operations upon official commissioning, including but not limited to water supply, electricity supply, gas supply and communications;

•

Supply of materials services, which are principally services for the purchase of materials provided prior to and after official commissioning, including but not limited to purchase of materials, quality inspection, storage of materials and delivery of materials;

•	Social and ancillary services, including but not limited to security systems, education, hospitals, property management, staff canteens, training centres and guesthouses; and

•	Financial services, including loans and other financial assistance, deposit services, entrustment loans, settlement services and other financial services.

The Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles as defined in the Comprehensive Agreement:

(a) government-prescribed prices; or

(b) where there is no government-prescribed price, then according to the relevant market prices; or

(c) where neither (a) nor (b) is applicable, then according to:

(i) the actual cost incurred; or

(ii) the agreed contractual price.

In particular, the Comprehensive Agreement stipulates, among other things, that:

(i) the loans and deposits shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People’s Bank of China. Such prices must also be more favourable than those provided by independent third parties; and

(ii) the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant government-prescribed price and market price.

2. Product and Service Implementation Agreements

According to the current arrangements, from time to time and as required, individual product and service implementation agreements may be entered into between the relevant subordinate companies and entities of CNPC or the Group providing the relevant products or services, as appropriate, and the relevant subordinate companies and entities of the Group or CNPC, requiring such products or services, as appropriate.

Each product and service implementation agreement will set out the specific products and services requested by the relevant party and any detailed technical and other specifications which may be relevant to those products or services. The product and service implementation agreements may only contain provisions which are in all material respects consistent with the binding principles and guidelines and terms and conditions in accordance with which such products and services are required to be provided as contained in the Comprehensive Agreement.

As the product and service implementation agreements are merely further elaborations on the provision of products and services as contemplated by the Comprehensive Agreement, they do not as such constitute new categories of connected transactions.

3. Land Use Rights Leasing Contract and Supplemental Agreement

The Company and CNPC signed the Land Use Rights Leasing Contract on March 10, 2000 under which CNPC has leased land in connection with various aspects of the operations and business of the Company covering an aggregate area of approximately 1,145 million square metres, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2 billion. The total rent payable for the lease of all such property may, as at the expiration of 10-year term of the Land Use Rights Leasing Contract, be adjusted by agreement between the Company and CNPC to reflect market conditions prevalent at such time of adjustment, including the then prevailing marketing prices, inflation or deflation (as applicable) and such other factors considered as important by both parties in negotiating and agreeing to any such adjustment.

Having regard to the operational need of the Company and changes in the property markets in the recent years, the Company entered into a supplemental agreement to the Land Use Rights Leasing Contract with CNPC on August 25, 2011, pursuant to which the area of the leased land parcels was reconfirmed to be 1,783 million square metres and the annual rental fee was adjusted to not more than RMB3,892 million (exclusive of taxes and government charges). The supplemental agreement took effect from January 1, 2012 after the approval of the Board of Directors. The details of the supplemental agreement was set out in the Company’s announcement in respect of continuing connected transactions published on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on August 25, 2011 and August 26, 2011, respectively, and the Company’s circular in respect of continuing connected transactions published on the website of the Hong Kong Stock Exchange on September 5, 2011.

4. Buildings Leasing Contract (amended)

On August 25, 2011, the Company entered into an amended Buildings Leasing Contract with CNPC, pursuant to which the Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 734,316 square metres. Further, the parties agreed on the average rental fee of buildings under the amended Buildings Leasing Contract, which is RMB1,049 per year per square metre. The Buildings Leasing Contract will expire on November 4, 2019. The Company and CNPC may adjust the area of building leased and the rental fees every three years as appropriate by reference to the status of the production and operations of the Company and the prevailing market price, but the adjusted rental fees shall not exceed the comparable fair market price.

5. Intellectual Property Licensing Contracts

The Company and CNPC continue to implement the three intellectual property licensing contracts entered into on March 10, 2000, namely the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract. CNPC has agreed to extend the term of the Computer Software Licensing Contract to the expiry date of the statutory protection period of the relevant software or when such software enters the public domain. Pursuant to these licensing contracts, CNPC has granted the Company the exclusive right to use certain trademarks, patents, know-how and computer software of CNPC at no cost. These intellectual property rights relate to the assets and businesses of CNPC which were transferred to the Company pursuant to the restructuring.

6. Contract for the Transfer of Rights under Production Sharing Contracts

The Company and CNPC continue to implement the Contract for the Transfer of Rights under Production Sharing Contracts dated December 23, 1999. As part of the restructuring, CNPC transferred to the Company relevant rights and obligations under 23 production sharing contracts entered into with a number of international oil and natural gas companies, except for the rights and obligations relating to CNPC’s supervisory functions.

During the period between December 23, 1999 and December 31, 2012, CNPC further entered into 14 additional production sharing contracts (as compared with last year, the Dajing Contract was terminated) and has completed the relevant issues in respect of transfer of rights under the sharing contracts between CNPC and the Company. CNPC has assigned to the Company all of its rights and obligations under the sharing contracts at nil consideration and subject to applicable PRC laws and regulations, except for the rights and obligations relating to CNPC’s supervisory functions. In addition, CNPC has completed the procedures for the transfer to the Company of 8 sharing contracts in relation to coal seam gas products assigned by Zhonglian Coal Seam Gas Company Limited.

7. Guarantee of Debts Contract

The Company and CNPC continue to implement the Guarantee of Debts Contract entered into on March 10, 2000, pursuant to which all of the debts of CNPC relating to the assets transferred to the Company in the restructuring were also transferred to, and assumed by, the Company.

Under the Guarantee of Debts Contract, CNPC has agreed to guarantee certain debts of the Company at no cost. As at December 31, 2012, the balance of the amount guaranteed was RMB117 million.

As each of the applicable percentage ratio(s) (other than the profits ratio) in respect of the Trademark Licensing Contract, the Patent and Know-how Licensing Contract, the Computer Software Licensing Contract, the Contract for the Transfer of Rights under Production Sharing Contracts and the Guarantee of Debts Contract is less than 0.1%, the continuing connected transactions under these contracts are exempted from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the HKEx Listing Rules. The Directors believe that these transactions had been entered into in the normal and ordinary course of business for the benefits of the Company, and are in the interests of the shareholders as a whole.

(II) Continuing Connected Transactions with CNPC E&D

The following continuing connected transactions arose as a result of the completion of the Company’s acquisition of 67% equity interest in PKZ, which was announced by the Company on August 23, 2006, on December 28, 2006:

•	the provision of production services by CNPC to the Group;

•	the provision of construction and technical services by CNPC to the Group;

•	the provision of material supply services by CNPC to the Group.

Upon completion of the acquisition of PKZ, PKZ became a subsidiary (as defined under the HKEx Listing Rules) of CNPC E&D. As CNPC is the controlling shareholder of the Company and as each of CNPC and the Company is interested in 50% interest in CNPC E&D respectively, therefore, CNPC and CNPC E&D are connected persons of the Company under the HKEx Listing Rules. The caps for these continuing connected transactions have already been included within the limit of continuing connected transactions between the Group and CNPC.

Caps for the Continuing Connected Transactions

The following annual caps in respect of the continuing connected transactions are set for the relevant transactions for the period from January 1, 2012 to December 31, 2014:

(A) In relation to the products and services contemplated under (a) the Comprehensive Agreement, (b) Land Use Rights Leasing Contract and its supplemental contract, (c) Buildings Leasing Contract (amended), the total annual revenue or expenditure in respect of each category of products and services will not exceed the proposed annual caps set out in the following table:

	Proposed annual caps
Category of Products and Services	2012	2013	2014
	RMB million
(i) Products and services provided by the Group to the CNPC and Jointly-held Companies	152,541	165,371	184,099
(ii) Products and services provided by CNPC to the Group
(a) Construction and technical services	263,280	278,320	261,680
(b) Production services	220,081	235,022	253,476
(c) Supply of materials services	25,531	24,129	25,397
(d) Social and ancillary services	8,040	8,040	8,040
(e) Financial Services
- Aggregate of the daily highest amount of deposits of the Group in CNPC and the total amount of interest received in respect of these deposits (Among which, the aggregate of daily highest amount of deposits with China Petroleum Finance Co., Ltd and total amount of interests accrued thereon shall not exceed RMB46,900 million)	70,000	70,000	70,000
- Insurance fees, handling charges for entrusted loans, and fees and charges for settlement services and other intermediary business	2,801	2,925	3,055
(iii) Financial services provided by the Group to the Jointly-owned Companies	21,329	21,998	23,157
(iv) Fee for land leases paid by the Group to CNPC	3,892	3,892	3,892
(v) Rental for buildings paid by the Group to CNPC	771	771	771

(B) In relation to the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract, CNPC has granted the Company the right to use certain trademarks, patents, know-how and computer software of CNPC at no cost.

Independent Non-Executive Directors’ Confirmation

In relation to the continuing connected transactions undertaken by the Group in 2012, the independent non-executive Directors of the Company confirm that:

(i) the connected transactions mentioned above have been entered into in the ordinary and usual course of business of the Company;

(ii) the connected transactions mentioned above have been entered into on terms that are fair and reasonable to the shareholders of the Company;

(iii) the connected transactions mentioned above have been entered into on normal commercial terms either (1) in accordance with the terms of the agreements governing such transactions, or (2) (where there is no such agreement) on terms no less favourable than terms available to independent third parties; and

(iv) where applicable, the connected transactions have been entered into within the annual caps mentioned above.

Auditor’s Confirmation

The auditor of the Company was engaged to report on the Company’s continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagement Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by Hong Kong Institute of Certified Public Accountants. The auditor has issued an unqualified letter containing the conclusions in respect of the above-mentioned continuing connected transactions in accordance with the Hong Kong Listing Rule 14A.38. A copy of the auditor’s letter has been provided by the Company to the Hong Kong Stock Exchange.

The information set out in the tables below is principally extracted from the financial statements of the Group prepared in accordance with CAS:

Connected sales and purchases

Connected party	Sales of goods and provision of services to connected party		Purchase of goods and services from connected party
	Transaction amount	Percentage of the total amount of the type of transaction	Transaction amount	Percentage of the total amount of the type of transaction
	RMB million	%	RMB million	%
CNPC and its subsidiaries	69,729	3.18	342,085	19.27
Other connected parties	35,800	1.63	27,941	1.57
Total	105,529	4.81	370,026	20.84

Connected obligatory rights and debts

Unit: RMB million

Connected parties	Funds provided to connected party			Funds provided to the Group by connected party
	Opening balance	Occurrence amount	Closing balance	Opening balance	Occurrence amount	Closing balance
CNPC and its subsidiaries	—	—	—	134,161	138,925	273,086

CORPORATE GOVERNANCE

1. Improvement of Corporate Governance

During the reporting period, the Company was able to regulate its operations in accordance with domestic and overseas regulatory requirements. In accordance with the Articles of Association of the Company (the “Articles of Association”) and related laws and regulations as well as the securities regulatory rules of the jurisdictions in which the Company was listed, and in light of the actual conditions of the Company, the Company constantly formulates, improves and implements various systems and related procedures for the Board of Directors and each of the special committees to operate under the Board of Directors. The Measures on Management of Information Disclosure and the Measures on Registration of Information Insiders formulated by the Company have increased the accountability on the relevant personnel with information disclosure responsibilities and have enhanced the Company’s security work in respect of certain inside information before public disclosure of annual reports. During the reporting period, the above regulations were effectively implemented by the management of the Company and the Company is not aware of any information insider who has breached relevant rules when dealing with the shares of the Company. To further cope with the changing regulatory requirements, during the reporting period, the Company continued to supplement and optimise the system fundamental to its corporate governance and formulated the System of Conducting Inspection, Investigation and Study Work by Independent Directors, which provides institutional guarantee to facilitate better performance of duties by independent directors by enabling their better understanding of the daily operations, financial management and other regulated operations in compliance with relevant rules and regulations of the Company.

During the reporting period, the corporate governance of the Company had nothing inconsistent with the regulatory requirements on corporate governance of listed companies laid down by the China Securities Regulatory Commission. Checks and balances were achieved through the coordination among the shareholders’ meeting, the Board of Directors and its related special committees, the Supervisory Committee and the management headed by the President. Together with the effective internal control and management systems, the Company’s internal management and operations were further standardised and the corporate governance of the Company was further enhanced.

2. Improvement of Internal Control System

The Company places great emphasis on internal control and risk management. The internal control department and the audit department exercise supervisory functions to monitor and review the operation of the system.

In 2012, the Company continued to reinforce the awareness of work process and awareness of risk control. Besides, the Company further expanded the coverage of its internal control system, strengthened the prevention and control of major risks, streamlined the process of specialised work and enhanced the testing quality.

Having regard to its existing financial management position, the Company continued to fully implement the procedures governing financial management. In particular, planning of relevant processes and key controls has been further regulated, resulting in better process efficiency and effectiveness. The Company also made ongoing efforts to implement the management system of information disclosure, the criteria for identifying material issues and their reporting procedures, and the procedures through which discloseable information is gathered, consolidated and disclosed. Meanwhile, the Company continued to intensify its internal control testing and improved the efficiency of its testing resources. It also strengthened the supervision over work process and improved the quality of internal control testing.

The audit department of the Company is responsible for implementing the first phase of management testing. The internal control and risk management department is responsible for coordinating the internal control testing conducted internally and externally and for supervising the improvement and organisation of internal control evaluation.

In 2012, the Audit Committee was briefed for four times on the status of internal control and risk management and considered that the internal control work of the Company had become more satisfactory from start-ups and gradually expanded in its coverage gradually, gaining a lot of valuable experience and remarkable results. It is expected that the Company will further enhance its level of internal control and its risk prevention ability by establishing a proactive, scientific and rational internal control mechanism. The Audit Committee also expects that the Company conducts risk assessment for major projects in order to identify risks as early as possible and further raises the timeliness and proactiveness of its internal control works for better protection against risks.

In accordance with the Fundamental Principles Governing Internal Control and the ancillary guidelines, the Company has been actively involved in arranging for research and analysis, and as a result, the Company continued to achieve improvements.

3. Performance of Independent Directors’ Duties

In 2012, the independent Directors of the Company were committed to earnestly and diligently performing their duties in accordance with the relevant domestic and overseas laws and regulations and the Articles of Association. During the reporting period, they reviewed the proposals and relevant documents presented by the Company and actively participated in the general meetings and meetings of the Board of Directors and its special committees (please refer to the section on “Directors’ Report” in this annual report for detailed information on the attendance of the meetings). They expressed their views objectively and independently and protected the lawful interests of all the shareholders of the Company, in particular, those of numerous middle-sized and minority shareholders. They played a part in the checks and balances of the decision making process of the Board of Directors. Independent Directors reviewed regular reports of the Company diligently. They had discussions with external auditors in regular and special meetings before and after their year-end auditing. Such meetings were held prior to meetings of the Board of Directors. They monitored and procured that the Company made disclosures in compliance with the relevant laws, regulations as well as rules of the Company on disclosures of information, thus ensuring the truthfulness, accuracy, timeliness and completeness of disclosure of information by the Company. During the reporting period, the independent Directors of the Company did not raise any objection to any resolutions or other matters discussed at the meetings of the Board of Directors. Meanwhile, the independent Directors constantly kept themselves informed of relevant laws, regulations and regulatory rules and made on-site visits to base-level units of the Company, which helped them become better focussed in their decision-making and enhanced the effectiveness of their decisions made.

4. Independence of the Company from the Controlling Shareholder

The Company is independent from its controlling shareholder, CNPC, in respect of business, personnel, asset, organisational structure and finance. The Company has independent and comprehensive business operations and management capabilities.

5. Senior Management Evaluation and Incentive Scheme

In accordance with the “Measures of Evaluation of Annual Performance of the President’s Work Team”, the Company evaluated the completion of the performance targets of 2011 by the President’s Team with reference to the achievement of the performance targets in 2011 and the business development plan of 2012, and formulated the performance contract for the President’s Team for 2012. The “Report on Assessment of the Results of Operations by the President’s Work Team for 2011 and the Formulation of President’s Performance Contracts for 2012” was reviewed and approved at the fourth meeting of the Fifth Session of the Board of Directors.

During the reporting period, the Company conducted, on the basis of the “Pilot Measures of Evaluation of Performance of the Senior Management”, appraisals on members of the senior management from specialised companies, local companies and the science and research planning departments with respect to their achievement of the performance targets for 2011. Certain rewards and punishments were made on basis of the performance evaluation. With reference to the business development plan and key tasks of the Company for 2012 as well as the positions and duties of the various senior management officers, the Company formulated performance contracts for 2012 and organised a signing ceremony of the performance contracts for 2012 for specialised companies and local companies attended by key political and party leaders. The Company supplemented and improved its information management system on performance, and completed evaluation of the performance targets for senior management in 2012.

6. Corporate Governance Report

(1) Compliance with the Corporate Governance Code

The Company has complied with all code provisions under the Corporate Governance Code (applicable to financial reports covering the period after 1 April 2012) and the former Code on Corporate Governance Practices set out in Appendix 14 of the HKEx Listing Rules for the year ended December 31, 2012, except that:

After prudent consideration of the laws and regulations of the places where the shares of the Company are listed, the background of the industry to which the Company belongs as well as the current corporate structure, the Company has not set up a nomination committee as at the end of the reporting period. Nonetheless, the requirements for nomination of directors are set out in detail in the Articles of Association of the Company. Shareholders holding three percent or above of the voting shares of the Company may put forward a provisional written proposal to the general meeting in relation to the intention to nominate a candidate for the Director and the candidate’s willingness to accept such nomination prior to such meeting. Directors of the Company shall be elected at general meeting of the Company for a term of office of not more than three years. Upon expiration of his term, the Director shall be entitled to be re-appointed.

(2) Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the provisions in relation to dealing in shares of the Company by Directors as set out in the Model Code for Securities Transactions for Directors of Listed Issuers contained in Appendix 10 of the HKEx Listing Rules (the “Model Code”). Each Director and Supervisor has confirmed to the Company that each of them has complied with the requirements set out in the Model Code in the reporting period.

(3) Board of Directors

Pursuant to the Company’s Rules and Procedures for the Board of Directors, the Board of Directors convened 4 regular meetings and 3 extraordinary meetings of Board of Directors and 9 meetings of its special committees and passed 21 resolutions of the Board of Directors and 11 opinions of its special committees during the reporting period.

For details of the composition of the Board of Directors and attendance rate of Directors at regular meetings of the Board of Directors during the year, please refer to the section “Members of the Board of Directors and the attendance rate of Directors” in the “Directors’ Report” of this annual report.

There is no relationship (including financial, business, family or other material/relevant relationship(s)) among members of the Board of Directors and between the Chairman and the President of the Company.

(4) Operations of the Board of Directors

The Company’s Board of Directors is elected by the shareholders’ general meeting of the Company through voting and is held accountable to the shareholders’ general meeting. The primary responsibilities of the Board of Directors are to provide strategic guidance to the Company, exercise effective supervision over the management, ensure that the Company’s interests are protected and are accountable to the shareholders. The powers and duties of the Board of Directors and the management have been clearly defined in the Articles of Association, which aims to provide adequate check and balance mechanism for good corporate governance and internal control. In accordance with the Articles of Association or as authorised by the shareholders, the Board of Directors makes decisions on certain important matters, including annual business plans and investment budgets; annual criteria for assessment of the performance of members of working units of the Company and annual remuneration plans; distribution plans in respect of interim profit; and material issues involving corporate reorganisation of the Company. The Directors and the Board of Directors carry out corporate governance duties in a serious and responsible manner. The Directors attend the meetings of the Board of Directors in a serious and responsible manner, perform their duties as Directors earnestly and diligently, make important decisions concerning the Company, appoint, dismiss and supervise the members of the operation units of the Company. Led by the President, the management of the Company is responsible for implementing the resolutions approved by the Board of Directors and administering the Company’s day-to-day operation and management.

The Company has received a confirmation of independence from each of the five independent non-executive Directors pursuant to Rule 3.13 of the HKEx Listing Rules. The Company considers that the five independent non-executive Directors are completely independent of the Company, its substantial shareholders and its connected persons and fully comply with the requirements concerning independent non-executive Directors under the HKEx Listing Rules. Both Mr Liu Hongru and Mr Cui Junhui, independent non-executive Directors, have appropriate accounting and financial experience as required under Rule 3.10 of the HKEx Listing Rules. Please see the section headed the Brief Biography of the Directors under the “Directors, Supervisors, Senior Management and Employees” section for biographical details of Mr Liu Hongru and Mr Cui Junhui. The five independent non-executive Directors do not hold other positions in the Company. They perform their duties seriously according to the Articles of Association and the relevant requirements under the applicable laws and regulations.

The Board of Directors has established the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and the Health, Safety and Environmental Protection Committee. The main responsibility of these committees is to provide support to the Board of Directors in decision-making. The Directors participating in these special board committees focus on particular issues according to their areas of expertise and make recommendations on the improvement of the corporate governance of the Company.

(5) The Chairman and President

In 2012, Mr Jiang Jiemin was the Chairman of the Board of Directors of the Company and Mr Zhou Jiping was the President of the Company. Pursuant to the Articles of Association, the primary duties and responsibilities of the Chairman are chairing the shareholders’ general meetings and convening and chairing meetings of the Board of Directors, inspecting the implementation of Board resolutions, signing certificates of securities issued by the Company, and other duties and power authorised under the Articles of Association and by the Board of Directors. The primary duties and responsibilities of the President are managing production and operation, organising the implementation of Board resolutions, organising the implementation of annual business plans and investment plans of the Company, formulating plans for the establishment of internal management institutions of the Company, devising the basic management system of the Company, formulating specific rules and regulations of the Company, advising the Board of Directors to appoint or dismiss Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior management personnel, appointing or dismissing management staff other than those that should be appointed or dismissed by the Board of Directors, and performing other duties and power authorised by the Articles of Association and the Board of Directors.

Due to change of work, Mr Jiang Jiemin has tendered his resignation to the Company and ceased to hold the positions of the Chairman of the Board and the director of the Company with effect from March 18, 2013. Pursuant to the relevant provisions of the PRC Company Law and the Articles of Association of the Company, Mr. Zhou Jiping, the Vice Chairman and President of the Company, will perform the duties and powers of the Chairman of the Board prior to the election of a new chairman of the Board.

(6) Term of Office of Directors

Pursuant to the Articles of Association, the Directors (including non-executive Directors) shall be elected at the shareholders’ general meeting and serve a term of three years. Upon the expiry of their term of office, the Directors may be re-elected for another term.

(7) Training Attended by Directors and Company Secretary

In 2012, all of the Directors participated in continuous professional development programmes to develop and update their knowledge and skills, with view to contributing to the Board of Directors with sufficient information and up to its requests. Details of trainings attended by all of the Directors are set out as below:

Names	Positions	Updates on corporate governance/legislations, rules and regulations		Accounting/finance/business management and productions and operations of the Company
		Reading relevant materials	Attending seminars	Reading relevant materials	On-site visits
Jiang Jiemin(1)	Chairman	✓		✓
Zhou Jiping	Vice Chairman and President	✓		✓
Li Xinhua	Non-executive Director	✓	✓	✓
Liao Yongyuan	Executive Director and Vice President	✓	✓	✓
Wang Guoliang	Non-executive Director	✓	✓	✓
Wang Dongjin	Non-executive Director	✓	✓	✓
Yu Baocai	Non-executive Director	✓	✓	✓
Ran Xinquan	Executive Director and Vice President	✓	✓	✓
Liu Hongru	Independent Non-executive Director	✓		✓
Franco Bernabè	Independent Non-executive Director	✓		✓
Li Yongwu	Independent Non-executive Director	✓		✓	✓
Cui Junhui	Independent Non-executive Director	✓		✓	✓
Chen Zhiwu	Independent Non-executive Director	✓		✓

Note (1):	Due to change of work, Mr Jiang Jiemin has tendered his resignation to the Company and ceased to hold the positions of the Chairman of the Board and the director of the Company with effect from March 18, 2013.

Mr Li Hualin was appointed as Secretary to the Board of Directors from May 2009. For the year of 2012, he has fulfilled the continuous professional development requirements under Rule 3.29 of the HKEx Listing Rules.

(8) The Examination and Remuneration Committee

The Examination and Remuneration Committee of the Company comprises three Directors, including two independent non-executive Directors with Mr Liu Hongru as chief committee member and Mr Chen Zhiwu as member, and a non-executive Director, Mr Wang Guoliang. This is in compliance with the provisions of the Corporate Governance Code. The terms of reference of the Examination and Remuneration Committee are included in the Rules and Procedures for the Board of Directors and set out on the Company’s website (www.petrochina.com.cn).

The main duties and responsibilities of the Examination and Remuneration Committee are：considering the performance assessment criteria of Directors and management, conducting performance assessment and making relevant recommendations; considering and reviewing remuneration policies and schemes in respect of Directors and senior management (including compensations to Directors and senior management for loss of office or retirement); organising the performance assessment on the President and report to the Board of Directors; monitoring the performance assessments to be conducted by the President on Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior managers; considering the Company’s incentive programme, remuneration system and share option scheme; monitoring and appraising the effectiveness of their implementation, and providing recommendations for change and improvement; and other duties as required by relevant laws and regulations or listing rules of place where the Company is listed and any such other matters as authorized by the Board of Directors .

The Examination and Remuneration Committee held one meeting during the reporting period, which was held at the fourth meeting of the Fifth Session of the Board of Directors. All of the members of the Examination and Remuneration Committee, including Mr Liu Hongru, Mr Chen Zhiwu and Mr Wang Guoliang, attended such meeting.

A summary of the work of the Examination and Remuneration Committee of the Company in 2012 is as follows:

The meeting of the Examination and Remuneration Committee held at the fourth meeting of the Fifth Session of the Board of Directors considered the “Report on Assessment of the Results of Operations by the President’s Work Team for 2011 and the Formulation of President’s Performance Contract for 2012”.

(9) Nomination of Directors

Pursuant to the Articles of Association, election and replacement of Directors shall be proposed to the shareholders’ general meeting for approval. Shareholders whose shareholding represents 3% or more of the voting shares of the Company are entitled to make such proposal. As authorised by the Board of Directors, the Chairman shall consolidate a list of the director candidates and order the Secretariat of the Board of Directors together with the relevant departments to prepare the relevant procedural documents. The Secretariat of the Board of Directors is responsible for requesting the Chairman and/or the shareholders entitled to make a proposal to issue invitations to serve as Director to the candidates for directorship. The candidates for directorship will sign the confirmation letters. Pursuant to the Articles of Association, the Company is required to give notice of the shareholders’ meeting to shareholders in writing 45 days in advance and send a circular to shareholders. Pursuant to Rule 13.51(2) of the HKEx Listing Rules, the list, resume and emoluments of the candidates for directorship must be set out in the circular to shareholders to facilitate voting by shareholders. The new Directors must be approved by more than half of the total voting shares held by the shareholders present in person or by proxy in the shareholders’ general meeting.

As at the end of the reporting period, the Company has not established a nomination committee.

(10) Audit Committee

The Audit Committee of the Company comprises one non-executive Director and three independent non-executive Directors. Under the Rules of Procedures of the Audit Committee of the Company, the chairman of the Committee must be an independent non-executive Director and all resolutions of the committee shall be approved by the independent non-executive Directors.

The major responsibilities of the Audit Committee of the Company are：reviewing and ensuring the completeness of annual reports, interim reports and quarterly reports, if any, and related financial statements and accounts, and reviewing any material opinion contained in the aforesaid statements and reports in respect of financial reporting; reporting to the Board of Directors in writing on the financial reports of the Company (including annual reports, interim reports and quarterly reports) and related information; reviewing and supervising the work conducted by the internal audit department in accordance with the applicable PRC and international rules; monitoring the financial reporting system and internal control procedures of the Company, as well as checking and assessing matters relating to, among others, the financial operations, internal control and risk management of the Company; reviewing and supervising the engagement of external auditors and their performance; receiving, keeping and dealing with complaints or anonymous reports regarding accounting, internal accounting control or audit matters and ensuring the confidentiality of such complaints or reports; liaising with the Board of Directors, the senior management and external accountants on a regular basis; meeting with external accountants and the Company’s own legal counsel at least once a year; and reporting regularly to the Board of Directors in respect of any significant matters which may affect the financial position and business operations of the Company and in respect of the self-evaluation of the committee on the performance of their duties.

During the reporting period, the Audit Committee held six regular meetings. Two of the meetings of the Audit Committee were held by way of written resolution.

The opinions of the Audit Committee will be presented to the Board of Directors and acted upon (where appropriate). Members of the Audit Committee and their attendance rate at meetings are as follows:

Position	Name	Number of Required Meetings	Attendance in Person (times)	Absence (times)	Note
Chairman	Franco Bernabè	6	6	0	3 meetings attended by way of tele-conferencing
Member	Cui Junhui	6	6	0
Member	Chen Zhiwu	6	5	1
Member	Wang Guoliang	6	6	0

The followings are the work of the Audit Committee during the reporting period:

-the Audit Committee considered the annual financial report of the Company for 2011, report on the Company’s continuing connected transactions in 2011, the Audit Work Report, Working Report on Internal Control and resolution on the appointment of the Company’s domestic and overseas auditors for 2012. The Audit Committee considered the report of PricewaterhouseCoopers addressed to it and formed a written opinion in respect of the Company’s financial report for 2011; the Written Opinion of the Audit Committee on the draft Profit Distribution Plan for 2011; the Written Opinion of the Audit Committee on the Interim Financial Report for 2012; and the Written Opinion of the Audit Committee on the Interim Profit Distribution Plan for 2012.

(11) Shareholders and Shareholders’ General Meetings

For details of shareholders and shareholder’s general meetings, please refer to the section entitled “Shareholders’ rights and Shareholders’ Meetings” in this annual report.

(12) Supervisors and the Supervisory Committee

The Supervisory Committee of the Company is accountable to the shareholders’ general meeting. All of the Supervisors have discharged their duties conscientiously in accordance with the Articles of Association, attended all Board meetings and persistently reported their work to the shareholders’ general meeting, and submitted the Supervisory Committee Report and related resolutions. In line with the spirit of accountability to all shareholders, the Supervisory Committee monitored the financial affairs of the Company and the performance of duties and responsibilities by the Directors, President and other senior management personnel of the Company to ensure that they have performed their duties in compliance with applicable laws and regulations. The Supervisory Committee has participated actively in major matters of the Company including production, operation and investment projects and made constructive recommendations.

(13) Directors’ Responsibility in Preparing Financial Statements

The Directors are charged with the responsibility to audit the financial statements in each financial year with support from the accounting departments, and to ensure that the relevant accounting practices and policies are observed and IFRS and CAS are complied with in the compilation of such financial statements in order to report the financial position of the Company in a factual and unbiased manner.

(14) Going Concern

The Directors, having made appropriate enquiries, consider that the Company has adequate resources to continue in operational existence for the foreseeable future and that, for this reason, it is appropriate to adopt the going concern basis in preparing the financial statements.

(15) Remuneration of the Auditors

For information relating to the remuneration received by the auditors for their auditing services to the Company, please refer to the section of “Significant Events” for the part entitled “Engagement and disengagement of firm of accountants”.

(16) Others

Information on corporate governance, mechanisms for assessment of performance and performance incentives and restrictions of the Company, information disclosure and transparency, the relationship between CNPC and the Company, performance of duty by independent non-executive Directors, professional and ethical code for senior management personnel, code of conduct for staff and workers, and significant differences on corporate governance structure pursuant to the requirements under section 303A.11 of the New York Stock Exchange Listed Company Manual can be found on the Company’s website (www.petrochina.com.cn). You may access such information by following these steps:

1.	From our main web page, click “Investor Relations”;

2.	Next, click “Corporate Governance Structure”;

3.	Finally, click on the information you are looking for.

SHAREHOLDERS’ RIGHTS AND SHAREHOLDERS’ MEETINGS

1. Shareholders’ rights

(1) Shareholders’ procedures to propose to convene an extraordinary general meeting

To ensure that all shareholders of the Company enjoy equal rights and exercise their rights effectively, the Articles of Association of the Company provides that an extraordinary general meeting or class meeting may be called upon by shareholders according to the following procedures: one or more shareholders holding in aggregate 10% or above of the shares of the Company with voting rights is/are entitled to request the Board of Directors to convene an extraordinary general meeting or class meeting in writing. The Board of Directors shall, within 10 days upon receipt of the request, make available their written comments on their agreeing or disagreeing with the convening of such extraordinary general meeting or class meeting.

If the Board of Directors agrees to convene such extraordinary general meeting or class meeting, it shall, within 5 days upon passing Board resolution on the same, serve a notice of the meeting. Consent of the relevant shareholder(s) shall be sought for any variation to the original request.

If the Board of Directors disagrees to convene such extraordinary general meeting or class meeting, or fails to respond within 10 days upon receipt of the request, the individual or the shareholders holding in aggregate 10% or above of the shares of the Company with voting rights is/ are entitled to recommend in writing to the Supervisory Committee to convene such extraordinary general meeting or class meeting.

If the Supervisory Committee agrees to convene such extraordinary general meeting or class meeting, it shall, within 5 days upon receipt of such request, serve a notice of meeting. Consent of the relevant shareholder(s) shall be sought for any variation to the original request.

If the Supervisory Committee fails to serve the notice of shareholders’ meeting within the period as provided, it shall be deemed as the Supervisory Committee not convening and presiding over the meeting. One or more shareholders holding in aggregate 10% or above of the shares of the Company with voting rights for 90 consecutive days or above is/ are entitled to convene and preside over such meeting on its/their own.

(2) Procedures for putting resolutions to a general meeting

Pursuant to the Articles of Association in respect of convening an annual general meeting, any shareholder(s) holding 3% or above of the total number of shares of the Company with voting rights may put forward any provisional resolution(s) in writing to the convenor 10 days prior to the general meeting. The convenor shall, within 2 days upon receipt of the proposed resolution(s), serve a supplemental notice of general meeting, announcing the contents of such proposed resolution(s). The contents of any such proposed resolutions(s) shall fall within the purview of the general meeting, with clear and definite issues for consideration and substantive matters for resolution and in compliance with laws, administrative rules and the Articles of Association.

(3) Procedures for enquiries of shareholders made with the Board of Directors

Any shareholder may make any written enquiry with the Board of Directors at any time. The administrative measures of the Company in respect of management of investors’ relations provide for clear and definite procedures for enquiries. Definite guidelines in respect of contact details are also set out in the annual report of the Company and the investors section on the website of the Company.

A question-and-answer session is in place in any general meeting of the Company. Questions from any shareholder will be answered by Chairman, President and independent Directors or any intermediary. Forms for written questions are available to any shareholders who are not able to ask any questions due to time limitation. Such written questions will be answered in detail by the investors’ relations department of the Company. Some other shareholders also make more frequent use of the mailbox of the Secretary to the Board which is available to the public on the website. Issues of concern to shareholders are answered by the Company in a prompt manner.

2. Shareholders’ meetings

The Company convenes shareholders’ general meetings every year pursuant to its Articles of Association.

The annual general meeting for 2011 was held on May 23, 2012 at Oriental Bay International Hotel, Beijing. Six ordinary resolutions were passed and approved at the meeting by more than half of the votes, which covered the 2011 Directors’ Report, 2011 Report of the Supervisory Committee, 2011 Audited Financial Statements, Declaration of Final Dividends for the year ended December 31, 2011 to be paid on the basis of the amount and manner proposed by the Board of Directors, Authorisation to the Board of Directors to decide on payment of 2012 Interim Dividends, Engagement of Domestic and International Accountants for 2012 and the Board of Directors to decide on their Remunerations. One special resolution granting general mandate to the Board of Directors to issue shares of the Company were passed and approved at the meeting by more than two thirds of the votes. The independent directors of the Company did not make any proposals at the general meeting.

The resolutions passed at the above annual general meeting, together with relevant details, have been set out in the announcements published on the websites of the HKSE and Shanghai Stock Exchange on May 23 and 24, 2012.

DIRECTORS’ REPORT

The Board of Directors of the Company is pleased to present its directors’ report for perusal.

1. Review of results of operations and the business prospect of the Company during the reporting period

Please refer to the sections headed “Business Operating Review”, “Management’s Discussion and Analysis of Financial Position and Results of Operations” and “Chairman’s Report” in this annual report.

2. Risk Factors

In its course of production and operation, the Group actively took various measures to avoid and mitigate various types of risks. However, in practice, it may not be possible to prevent all risks and uncertainties completely.

(1) Industry Regulations and Tax Policies Risk

The PRC government exercises supervision and regulation over the domestic oil and natural gas industry. These regulatory measures include the obtaining of exploration and production licences, the payment of industry-specific taxes and levies, and the implementation of environmental policies and safety standards. They affect the Group’s operating activities. Any future changes in the PRC governmental policies in respect of the oil and natural gas industry may also affect the Group’s business operations.

Taxes and levies are one of the major external factors affecting the operations of the Group. The PRC government has been actively implementing taxation reforms, which may lead to future changes in the taxes and levies relating to the operations of the Group, thereby affecting the operating results of the Group.

(2) Price Fluctuations of Crude Oil and Refined Products Risk

The Group is engaged in a wide range of oil and gas products-related activities and part of its oil and gas products demands are met through external purchases in international market. The prices of crude oil, refined products and natural gas in the international market are affected by various factors such as changes in global and regional politics and economy, demand and supply of oil and gas, as well as unexpected events and disputes with international repercussions. The domestic crude oil price is determined by reference to international price of crude oil and the prices of domestic refined products are adjusted by PRC government to reflect the price changes in international crude oil market. Domestic natural gas prices are prescribed by PRC government.

(3) Foreign Exchange Rate Risk

The Group conducts its business primarily in Renminbi in the PRC, but it keeps certain foreign currencies to pay for the imported crude oil, equipment and other raw materials as well as to repay financial liabilities denominated in foreign currencies. Currently, the PRC government has implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic and political changes, and demand and supply for Renminbi. Future exchange rates of Renminbi against other currencies may vary significantly from the current exchange rates, which in turn would affect the operating results and financial position of the Group.

(4) Market Competition Risk

The Group has distinctive advantages in resources, and is in a leading position in the oil and gas industry in the PRC. At present, major competitors of the Group are other large domestic oil and petrochemical producers and distributors. With the gradual opening up of the domestic oil and petrochemical market, large foreign oil and petrochemical companies have become competitors of the Group in certain regions and segments. The Group has been in a leading position in the exploration and production business and natural gas and pipeline business in China, but the Group is facing relatively keen competition in refining, chemicals and marketing of refined products businesses.

(5) Uncertainty of the Oil and Gas Reserves Risk

According to industry characteristics and international practices, both the crude oil and natural gas reserve data disclosed by the Group are estimates only. The Group has engaged internationally recognised valuers to evaluate the crude oil and natural gas reserves of the Group on a regular basis. However, the reliability of reserves estimates depends on a number of factors, assumptions and variables, such as the quality and quantity of technical and economic data, the prevailing oil and gas prices of the Group etc., many of which are beyond the control of the Group and may be adjusted over time. Results of drilling, testing and exploration after the date of the evaluation may also result in revision of the reserves data of the Group to a certain extent.

(6) Overseas Operations Risk

As the Group operates in a number of countries around the world, it is subject to the influences of different political, legal and regulatory factors prevailing in the countries of operation, including countries which are not very stable and are greatly different from developed countries in certain material aspects. The risks involved principally include instability as to political environment, taxation policies and regulatory requirements, as well as import and export restrictions.

(7) Risk Relating to Climate Change

The oil industry has been facing ever increasing challenges posed by global climate change. A number of international, domestic and regional agreements restricting greenhouse gas emission have been signed and become effective. If China or other countries in which the Company operates take more stringent measures to reduce greenhouse gas emission, the revenue and profits earned by the Group may reduce as a result of substantial capital expenditures and taxation expenditures and increases in operating costs incurred and even the strategic investments of the Group may be subject to the unfavourable impact posed by the related laws, regulations and regulatory requirements.

(8) Hidden Hazards and Force Majeure Risk

Oil and gas exploration, development, storage and transportation and the production, storage and transportation of refined products and petrochemical products involve certain risks, which may cause unexpected or dangerous event such as personal injuries or death, property damage, environmental damage and disruption to operations, etc. With the expansion in the scale and area of operations, the hazard risks faced by the Group also increase accordingly.

Further, new regulations promulgated by the State in recent years set out higher standard for production safety. The Group has implemented a strict HSE management system and used its best endeavours to avoid the occurrence of accidents. However, the Group cannot completely avoid potential financial losses caused by such contingent incidents. In addition, natural disasters such as earthquake, typhoon, tsunami and emergency public health events may cause losses to properties and personnel of the Group, and may affect the normal operations of the Group.

3. Contingent Liabilities

(1) Bank and other guarantees

As at December 31, 2012, the Group has no contingent liability arising from guarantees provided.

(2) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas business. Under existing legislation, however, management of the Group believes that there are no probable environmental liabilities, except for the amounts which have already been reflected in the consolidated financial statements, that will have a material adverse effect on the financial position of the Group.

In 2012, the Group was not named in the enterprise list with serious environmental pollutions published by environmental authorities and there is no material environmental or other social safety problems.

(3) Legal contingencies

The management of the Group believes that any liabilities resulting from insignificant lawsuits as well as other proceedings arising in ordinary course of business of the Group will not have a material adverse effect on the financial position of the Group.

(4) Group insurance

The Group carries limited insurance coverage for vehicles and certain assets subject to significant operating risks, in addition to third-party liability insurance against claims relating to personal injury, property and environmental damages arising from accidents and employer’s liability insurance. The effect of non-coverage on future incidents on the Company’s liability cannot be reasonably assessed at present.

4. Projects not funded by proceeds from fund raising

	Unit: RMB million
Name of project	Total project amount	Cumulative investment	Progress of project	Project return
Second West-East Gas Pipeline	142,243	99,873	Works in phase of final completion	Evaluations show that the projects meet the Company’s return benchmarks. Actual return of the project to be confirmed only upon commissioning.

5. Operations of the Board of Directors

(1) The convening of Board meetings and the issues resolved

During the reporting period, the Board of Directors convened 4 regular Board meetings and 3 extraordinary Board meetings, and passed 21 resolutions.

a. On March 28 and 29, 2012, the Company held the fourth meeting of the Fifth Session of the Board of Directors, during which 10 resolutions were passed as follows:

•	The resolution on the Company’s financial statements for year 2011

•	The resolution on the Company’s draft profit distribution plan for 2011

•	The resolution on the 2011 annual report and results announcement of the Company

•	The resolution on the Company’s 2011 President Work Report

•	The resolution on the assessment of the results of operations by the President’s Work Team for 2011 and the formulation of the President’s performance contract for 2012

•	The resolution on the proposal to request the Company’s general meeting to authorise the Board of Directors to determine the distribution of the Company’s interim profits for 2012

•	The resolution on the proposal to request the Company’s general meeting to grant the general mandate for the Board of Directors to issue new shares

•	The resolution on the Working Report on internal control of the Company

•	The resolution on the sustainability report

•	The resolution on convening of the annual general meeting of the Company for 2011

b. On June 21, 2012, the Company held the fifth meeting of the Fifth Session of the Board of Directors, during which the resolution on the System of Conducting Inspection, Investigation and Study Work by Independent Directors was passed.

c. On August 22 and 23, 2012, the Company held the sixth meeting of the Fifth Session of the Board of Directors, during which 4 resolutions were passed as follows:

•	The resolution on the interim financial statement of 2012

•	The resolution on the Company’s interim profit distribution plan for 2012

•	The resolution on the 2012 interim report and 2012 interim results announcement of the Company

•	The conduct of financial leasing operations by Sichuan Petrochemical

d. On November 22, 2012, the Company held the seventh meeting of the Fifth Session of the Board of Directors, during which 2 resolutions were passed as follows:

•	The resolution on the Company’s investment plan for 2013

•	The resolution on the Company’s budget for 2013

e. The first Extraordinary Meeting of the Board of Directors was held on April 26, 2012 by way of circulation of written resolution, during which 2 resolutions were passed as follows:

•	The resolution on the First Quarterly Report of the Company for 2012

•	The resolution on the 20-F annual report of the Company for 2011

f. The second Extraordinary Meeting of the Board of Directors was held on May 15, 2012 by way of circulation of written resolution, during which the resolution on the application of PetroChina International Co., Ltd. for conducting overseas oil product and natural gas derivatives business was passed.

g. The third Extraordinary Meeting of the Board of Directors was held on October 30, 2012 by way of circulation of written resolution, during which the resolution on approval of the Third Quarterly Report of the Company for 2012 was passed.

(2) Members of the Board of Directors and attendance rate of Directors

Position	Name	Number of Required Meetings	Attendance in person (times)	Attendance by proxy (times)
Chairman	Jiang Jiemin(1)	7	5	2
Vice Chairman and President	Zhou Jiping	7	7	0
Non-executive Director	Li Xinhua	7	7	0
Executive Director and Vice President	Liao Yongyuan	7	6	1
Non-executive Director	Wang Guoliang	7	7	0
Non-executive Director	Wang Dongjin	7	6	1
Non-executive Director	Yu Baocai	7	5	2
Executive Director and Vice President	Ran Xinquan	7	5	2
Independent Non-executive Director	Liu Hongru	7	5	2
Independent Non-executive Director	Franco Bernabè	7	4	3
Independent Non-executive Director	Li Yongwu	7	7	0
Independent Non-executive Director	Cui Junhui	7	7	0
Independent Non-executive Director	Chen Zhiwu	7	7	0

Note (1):	Due to change of work, Mr Jiang Jiemin has tendered his resignation to the Company and ceased to hold the positions of the Chairman of the Board and the director of the Company with effect from March 18, 2013.

(3) Attendance of Directors at General Meetings

Position	Name	Number of Required Meetings	Attendance in Person (times)	Absence (times)
Chairman	Jiang Jiemin(1)	1	1	0
Vice Chairman and President	Zhou Jiping	1	1	0
Non-executive Director	Li Xinhua	1	1	0
Executive Director and Vice President	Liao Yongyuan	1	1	0
Non-executive Director	Wang Guoliang	1	1	0
Non-executive Director	Wang Dongjin	1	0	1
Non-executive Director	Yu Baocai	1	0	1
Executive Director and Vice President	Ran Xinquan	1	0	1
Independent Non-Executive Director	Liu Hongru	1	0	1
Independent Non-Executive Director	Franco Bernabè	1	0	1
Independent Non-Executive Director	Li Yongwu	1	1	0
Independent Non-Executive Director	Cui Junhui	1	1	0
Independent Non-Executive Director	Chen Zhiwu	1	0	1

Note (1):	Due to change of work, Mr Jiang Jiemin has tendered his resignation to the Company and ceased to hold the positions of the Chairman of the Board and the director of the Company with effect from March 18, 2013.

(4) The implementation of AGM resolutions by the Board of Director

All members of the Board of Directors have conscientiously and tirelessly performed their duties, implemented the resolutions passed at the AGM and accomplished all tasks as authorized by the AGM according to the relevant laws, regulations and rules of the respective jurisdictions where Company’s shares are listed and the provisions as set out in the Company’s Articles of Association.

(5) Work of the special committees of the Board of Directors

a. Audit Committee

During the reporting period, the Audit Committee held six regular meetings of which two meetings were held by way of written resolution.

On March 27, 2012, for the fourth meeting of the Fifth Session of the Board of Directors, the Audit Committee reviewed the Company’s Financial Statements for 2011, the Company’s Profit Distribution Plan for 2011, Resolution on the Report on the Company’s Continuing Connected Transactions in 2011, the Company’s Audit Work Report, Working Report on Internal Control, PricewaterhouseCoopers’ Report to the Audit Committee of the Board of Directors, Resolution on the Appointment of Company’s Domestic and International Accounting Firms for 2012, and issued the Audit Opinion of the Audit Committee of the Board of Directors on the Financial Statements for 2011 and the Audit Opinion of the Audit Committee of the Board of Directors on the draft Profit Distribution Plan for 2011, and Audit Opinion of the Audit Committee of the Board of Directors in respect of the Working Report on Internal Control.

On June 20, 2012, for the fifth meeting of the Fifth Session of the Board of Directors, the Audit Committee reviewed the Working Report on Internal Control, the Company’s Audit Work Report, PricewaterhouseCoopers’ Report to the Audit Committee of the Board of Directors, Proposal on the Payment of 2012 Audit Fee to PricewaterhouseCoopers and issued the Audit Opinion of the Audit Committee of the Board of Directors.

On August 21, 2012, for the sixth meeting of the Fifth Session of the Board of Directors, the Audit Committee reviewed the Interim Financial Report of the Company for 2012, the Interim Profit Distribution Plan of the Company for 2012, the Working Report on Internal Control, the Company’s Audit Work Report, PricewaterhouseCoopers’ Report to the Audit Committee of the Board of Directors and the Report on Operation, Management and Risk Control in Respect of PetroChina’s International Trading Operations and issued the Audit Opinion of the Audit Committee of the Board of Directors in respect of the Company’s Interim Financial Report for 2012 and the Audit Opinion of the Audit Committee of the Board of Directors on the Draft Interim Profit Distribution Plan of 2012.

On November 21, 2012, for the seventh meeting of the Fifth Session of the Board of Directors, the Audit Committee reviewed the Working Report on Internal Control, the Company’s Audit Work Report, PricewaterhouseCoopers’ Report to the Audit Committee of the Board of Directors and the Report on Change of the Auditors and issued the Audit Opinion of the Audit Committee of the Board of Directors.

On April 26, 2012, for the Extraordinary Meeting of Fifth Session of the Board of Directors, the Audit Committee reviewed and passed the First Quarterly Report for 2012 by way of written resolution, and issued an audit opinion.

On October 30, 2012, for the Extraordinary Meeting of Fifth Session of the Board of Directors, the Audit Committee reviewed and passed the Third Quarterly Report for 2012 by way of written resolution, and issued an audit opinion.

b. Investment and Development Committee

On November 20, 2012, for the seventh meeting of the Fifth Session of the Board of Directors, the Investment and Development Committee reviewed the Resolution on the Company’s Investment Plan for 2013 and issued the Opinion of the Investment and Development Committee of the Board of Directors on the Company’s Investment Plan for 2013.

c. Examination and Remuneration Committee

On March 27, 2012, for the fourth meeting of the Fifth Session of the Board of Directors, the Examination and Remuneration Committee reviewed the Report on Assessment of the Results of Operations by the President’s Work Team for 2011 and the Formulation of the President’s Performance Contract for 2012 and issued the Opinion of the Examination and Remuneration Committee of the Board of Directors on the Report on Assessment of the Results of Operations by the President’s Work Team for 2011 and the Formulation of the President’s Performance Contract for 2012.

d. Health, Safety and Environment Committee

On March 15, 2012, for the fourth meeting of the Fifth Session of the Board of Directors, the Health, Safety and Environment Committee reviewed the Company’s Health, Safety and Environment Work Report and issued the Opinion of the Health, Safety and Environment Committee of the Board of Directors on the Company’s Health, Safety and Environment Work Report.

During the reporting period, for the attendance of the Audit Committee meetings, reference can be made to the “Audit Committee” section under the Corporate Governance Section of this Annual Report. All members of the Investment and Development Committee, Examination and Remuneration Committee and Health, Safety and Environment Committee attended all meetings as convened by these special committees, save for Mr Ran Xinquan who was absent from the Health, Safety and Environment Committee meeting for the fourth meeting of the Fifth Session of the Board of Directors.

6. Profit Distribution for the Previous Three Years

			Unit: RMB million
Year	Amount of dividends in cash (including tax)	Net profit in respect of the year declaring dividends*	Percentage of dividends to net profit (%)
2009	46,524	103,387	45.0
2010	62,996	139,992	45.0
2011	59,832	132,961	45.0

*	Net profit was the net profit attributable to owners of the Company disclosed in accordance with IFRS in respect of the year.

The Formulation and Implementation of the Company’s Cash Dividend Distribution Policy

The Company has adopted a stable dividend distribution policy in a strict compliance with its relevant commitments in its H share prospectus since its listing in 2000. At present, the Company has distributed its dividend to shareholders based on 40%-50% of its net profits for a year. The Company’s stable and active dividend distribution policy has received a warm welcome from its shareholders which fully protects the interests of its minority shareholders.

The current Articles of Association specifically stipulated the Company’s dividend distribution: the Company’s dividend will be distributed twice a year and final dividend will be determined at the shareholders’ meeting by ordinary resolutions whereas its interim dividend can be determined by the Board of Directors authorised by the shareholders’ meeting through ordinary resolutions. The Company is in a strict compliance with all relevant provisions under the Articles of Association and regulatory requirements over the years for its decision-making on dividend distribution.

In addition, the Company proposes to recommend the shareholders to approve a resolution to amend the articles relating to cash dividend distribution in the Articles of Association at the annual general meeting, so as to specify the cash dividend distribution policy consistently implemented by the Company in its Articles of Association. Such amendment will, in the Articles of Association, further specify that the Company will tend to pay dividend in cash over other methods of payment after taking into full account of reasonable investment returns to investors, and add such other matters as conditions for cash dividend, minimum percentage of dividend distribution and procedures required for adjusting profit distribution policy.

The Company strives to achieve an outstanding operating results and a good return for its shareholders.

7. Distribution Plan for the Final Dividend for 2012

The Board recommends a final dividend of RMB0.13106 per share (inclusive of applicable tax) for 2012, which is based on 45% of the net profit of the Group for the twelve months ended December 31, 2012 after deducting the interim dividend for 2012 paid on October 24, 2012. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming annual general meeting to be held on May 23, 2013. The final dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on June 5, 2013. The register of members of H shares will be closed from May 31, 2013 to June 5, 2013 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited at or before 4:30 p.m. on May 30, 2013. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited Shanghai Branch Company at the close of trading on the Shanghai Stock Exchange in the afternoon of June 5, 2013 are eligible for the final dividend.

In accordance with the relevant provisions of the Articles of Association of PetroChina Company Limited, dividends payable to the Company’s shareholders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the annual general meeting to be held on May 23, 2013.

According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H shares of the Company. Any H shares registered in the name of non-individual H Shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedure. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on what will be registered on the Company’s H share register of members on June 5, 2013.

According to the regulation promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for its individual H shareholders (“Individual H Shareholders”) and the Individual H Shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the Individual H Shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the Individual H Shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for personal income tax rates in respect of dividend of 10%. For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (Guo Shui Fa [2009] No.124) (《國家稅務總局關於印發<非居民享受稅收協定待遇管理辦法（試行）>的通知》（國稅發[2009]124號）). For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For Individual H Shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for personal income tax in respect of dividend of 20% and other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the Individual H Shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on June 5, 2013 and will accordingly withhold and pay the individual income tax. If the country of domicile of the Individual H Shareholder is not the same as the Registered Address, the Individual H Shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m., May 30, 2013 (address: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Individual H Shareholders do not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the Individual H Shareholders based on the recorded Registered Address on June 5, 2013.

The Company will not entertain any claims arising from and assumes no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

8. Five-Years Financial Summary

For the summary of the results and of the assets and liabilities of the Group for the last five financial years, please read the sub-section “Key Financial Data Prepared under IFRS” under the section “Summary of Financial Data and Financial Indicators”.

9. Bank Loans and Other Borrowings

Details of bank loans and other borrowings of the Company and the Group as at December 31, 2012 are set out in note 28 to the financial statements prepared in accordance with IFRS in this annual report.

10. Interest Capitalisation

Interest capitalised by the Group for the year ended December 31, 2012 was RMB4,778 million.

11. Fixed Assets

Changes to the fixed assets of the Company and the Group during the year are summarised in note 16 to the financial statements prepared in accordance with IFRS in this annual report.

12. Land Value Appreciation Tax

No land value appreciation tax was payable by the Group during the year.

13. Reserves

Details of changes to the reserves of the Company and the Group for the year ended December 31, 2012 are set out in note 30 to the financial statements prepared in accordance with IFRS in this annual report.

14. Distributable Reserves

As at December 31, 2012, the reserves of the Company that can be distributed as dividends were RMB511,270 million.

15. Management Contract

During the year, the Company did not enter into any management contracts concerning the management or administration of its overall business or any of its material business, nor did any such management contract exist.

16. Major Suppliers and Customers

The aggregate purchase attributable to the five largest suppliers of the Group accounted for 30.3% of the Group’s total purchase in 2012.

The aggregate revenue derived from the major customers is set out in note 36 to the financial statements prepared in accordance with IFRS in this annual report. The aggregate revenue derived from the five largest customers accounted for 12.2% of the Group’s total sales.

Save as disclosed above, none of the Directors, Supervisors and their associates or any shareholder (who to the knowledge of the Directors was holding 5% or more of the Company’s share capital) had any interest in any of the above-mentioned suppliers and customers.

17. Repurchase, Sale or Redemption of Securities

The Group did not sell any securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the twelve months ended December 31, 2012.

18. Trust Deposits and Irrecoverable Overdue Time Deposits

As at December 31, 2012, the Company did not have trust deposits or irrecoverable overdue time deposits.

19. Pre-emptive Rights

There is no provision regarding pre-emptive rights under the Articles of Association or the PRC laws.

20. Sufficiency of Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors, the Directors confirm that the Company has maintained the amount of public float as required under the HKEx Listing Rules during the reporting period.

21. Performance of Social Responsibilities

The Company actively performed its social responsibilities of preventing and controlling pollution, enhancing ecological protection and maintaining social safety. Details of the performance of social responsibilities by the Company are set forth in the Sustainability Report published on the website of Shanghai Stock Exchange.

22. Technological Innovation

The Company strived to fully implement the State’s technological development policy of “to make innovations independently, achieve breakthroughs for key items, provide support for development and lead the future”. In adherence to the business development approach of “to take the primary operations as the strategic driving force, be oriented with the development targets and make top-level designs”, the Company made endeavours to develop its technological innovation system with the characteristics of “two levels under one entirety” which was focussed on technological breakthroughs, organisation of research efforts, provision of facilitating platforms and the making use of technological achievements. The Company achieved new successes in its independent innovations with a number of new major technological results and also promoted the application of such results. It further enhanced its independent innovation ability and its core competitiveness. The effect of the Company’s innovation efforts as a driving force for development was notable as strong support and leading effect was achieved for the strategic development of the primary operations of the Company.

In 2012, the Company obtained 1,600 Chinese patents and won 5 prizes in the State’s Technological Advancement Award, including one Grade One prize. As at December 31, 2012, the Company owned a total of approximately 5,500 patents obtained in China and overseas.

By Order of the Board

Zhou Jiping

Vice Chairman and President (performing the duties and powers of the Chairman)

Beijing, the PRC

March 21, 2013

REPORT OF THE SUPERVISORY COMMITTEE

Dear Shareholders,

During the year 2012, the Supervisory Committee of the Company has performed and discharged its duties and responsibilities conscientiously in accordance with the relevant provisions of the Company Law of the PRC and the Articles of Association.

1. Meetings of the Supervisory Committee

The Supervisory Committee four meetings during the reporting period.

On March 27, 2012, the fifth meeting of the Fifth Session of the Supervisory Committee of the Company was convened in Beijing and chaired by Mr. Wang Lixin, the chairman of the Supervisory Committee. At this meeting the Supervisory Committee reviewed and approved 9 proposals, namely, the Financial Report of 2011, the Draft Profit Distribution Plan of 2011, the Report on Assessment of the Results of Operations by the President’s Work Team for 2011 and the Formulation of President’s Performance Contracts for 2012, the Proposal for Engaging Domestic and Overseas Accounting Firms and the Contracts for the Performance for 2012, the Proposal for Engaging Domestic and Overseas Accounting Firms for 2011, the Supervisory Committee’s Report for 2011, the Proposal for Amendment of Supervisor Inspection System, the Supervisory Committee’s Work Summary for 2011 and Working Plan for 2012, the Sustainable Development Report of the Company for 2011 and the Annual Report of the Company for 2011 and its Summary.

On April 25, 2012, the sixth meeting of the Fifth Session of the Supervisory Committee was convened by way of written circular signed by the supervisors. The First Quarterly Report of 2012 was reviewed and approved at the meeting.

On August 21, 2012, the seventh meeting of the Fifth Session of the Supervisory Committee was convened in Beijing and chaired by Mr. Wang Lixin, the chairman of the Supervisory Committee. The Interim Financial Statement of 2012, the Interim Profit Distribution Plan of 2012 and the Interim Report of 2012 and its Summary were reviewed and approved at the meeting.

On October 30, 2012, the eighth meeting of the Fifth Session of the Supervisory Committee was convened by way of written circular signed by the supervisors. The Third Quarterly Report of 2012 was reviewed and approved at the meeting.

2. Supervisory Committee’s presence on other meetings and performance of other works

On May 23, 2012, the Supervisory Committee attended the annual general meeting of the Company for the year 2011 and submitted the Supervisory Committee’s Report for 2011 and the Proposal for Engaging Domestic and Overseas Accounting Firms for 2012 and Authorising the Board of Directors to Decide on the Remunerations thereof, which were approved by the annual general meeting.

The Supervisory Committee attended 4 meetings of the Board of Directors (“Board”) as non-voting attendee and heard the Board’s review of the proposals in relation to the Annual Report of 2011 and the Interim Report of 2012 and their summaries, profit distribution, budget, investment plan, connected transactions and the President’s Working Report. The Supervisory Committee presented five opinions to the Board in respect of, inter alia, its review of the financial statements of the Company, profit distribution plan (draft plan), and the performance review of the President’s Work Team.

The Supervisory Committee conducted 2 supervisory hearings, received 19 relevant reports submitted by, inter alia, the Chief Financial Officer, the Finance Department, the Budget Management Department, the Internal Control and Risk Management Department, the Audit Department, PricewaterhouseCoopers, the Human Resources Department, the Supervisory Department, the Secretarial Office of the Board and the Office of Supervisory Committee. The Supervisory Committee reviewed and issued relevant opinions on, inter alia, the Company’s financial affairs, profit distribution, connected transactions and assessment of the performance results of the President’s Work Team.

The Supervisory Committee completed 2 random financial auditing investigations, performed auditing on 8 departments, prepared a total of 10 investigation reports and general reports and put forward 61 recommendations.

The Supervisory Committee also made 1 supervisory inspection tour, prepared 1 report and put forward the recommendations on the utilisation of the advantages of the Company in its brand.

The Supervisory Committee organized 1 compliance self-inspection and self-rectification. From May 28, 2012 to July 15 2012, in accordance with the requirements of China Securities Regulatory Commission, Beijing Branch, the Supervisory Committee organized relevant departments of the Company to conduct the compliance self-inspection and self-rectification as a listed company. In the first half of September of 2012, the Supervisory Committee followed up with the issues identified in the compliance self-inspection and self-rectification.

In accordance with the requirements of securities regulatory authorities, the Supervisory Committee organized the trainings for all supervisors and met the training targets for the year.

3. Supervisory Committee’s opinion on the works of the Company

The Supervisory Committee opines that while facing complex political and economic situation in 2012, all employees of the Company followed the guideline of stable and innovation oriented development, focused on growth of the principal business of oil and gas operations, further optimised the business structure layout, strengthened the infrastructure construction, improved capability in resource supply and safety and environmental protection, and overcame all the difficulties. The Company achieved relatively fast growth in production and maintained overall profitability. New achievements and breakthroughs were also made to a range of works. The Supervisory Committee is satisfied with the achievement of the Company and is confident for the prospect of the Company.

4. Other matters reviewed or concerned by the Supervisory Committee

(1) Opinion of the Supervisory Committee on the lawful operation of the Company

In 2012, the Company strictly complied with the applicable laws and regulations of the PRC and the Company’s places of listing and the Articles of Association in its operations. The meeting procedures of the shareholders’ general meetings and meetings of the Board of Directors, the manner of voting and resolutions adopted by the meetings were lawful and valid. The decisions made by the meetings were implemented in an appropriate manner. Members of the President’s Work Team complied with laws and standards in its decision-making process and operations, and no act in violation of the applicable state laws and the Articles of Association and to the detriment of the interests of the Company and the shareholders was discovered.

(2) Opinion of the Supervisory Committee on inspection of the financial status of the Company

In 2012, the total asset and the shareholders’ equity of the Company saw a stable growth and the Company maintained sound financial conditions. The increase of gearing ratio and liabilities-to-assets ratio of the Company was within the expectation.

The annual financial reports of the Company have been prepared in accordance with CAS and IFRS, respectively. The financial reports audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers give a true and fair view on the financial position, operating results and cash flows of the Company. The standard unqualified audit reports issued are objective and fair.

(3) Opinion of the Supervisory Committee on the acquisition and disposal of assets by the Company

During the reporting period, acquisition and disposal of assets of the Company were carried out at reasonable considerations, and no insider dealing was discovered. No prejudice to shareholders’ rights, dissipation of the Company’s assets or prejudice to the Company was discovered.

(4) Opinion of the Supervisory Committee on connected transactions of the Company

The connected transactions of the Company were in compliance with applicable laws and requirements of Listing Rules, and relevant information have been disclosed completely. The continuing connected transactions of the Company were carried out with the approval of the Hong Kong Stock Exchange and within the caps approved at the extraordinary general meetings of the Company.

(5) Opinion of the Supervisory Committee on the operation of the internal control system of the Company and on the self-assessment report on the internal control of the Company

The internal control system was implemented smoothly, and the internal control and risk management system of the Company were further improved, The management and control of material risks of the Company continued to move forward to a deep level. Operating procedures was further streamlined and optimised and the internal control testing and monitoring work was further enhanced. The self-assessment report on the internal control of the Company was fair, accurate, complete, and does not contain any false or misleading statement or material omission.

(6) Opinion of the Supervisory Committee on the issues under supervision during the reporting period

During the reporting period, no risk is found during the supervision works by the Supervisory Committee.

(7) Opinion of the Supervisory Committee on the Company’s sustainable development

In 2012, the Company conducted its production and operation in a honest, steady and responsible manner and supplied sustainable energy for economic and social development and was dedicated to create the harmony between the energy and environment, between the production and safety, between the Company and the society, between the Company and its employees, and ensured a sustainable, effective, rapid and coordinated development. The Supervisory Committee agrees with the Sustainable Report of the Company.

In 2013, the Supervisory Committee will continue to fulfil its various duties conscientiously and in strict compliance with the Company Law of the PRC, the Articles of Association and other relevant regulations.

By Order of the Supervisory Committee

Wang Lixin

Chairman of the Supervisory Committee

Beijing, the PRC

March 21, 2013

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

1. Information on the Directors, Supervisors and Senior Management

(1) Directors

Information on the current Directors is set out below:

Name	Gender	Age	Position	Term	Remuneration received from the Company (or CNPC) in 2012 (RMB’000)	Whether received remuneration from offices held in CNPC	Number of Shares held in the Company
							As at December 31, 2011	As at December 31, 2012
Zhou Jiping	M	60	Vice Chairman/ President	2011.05- 2014.05	1,128	No	0	0
Li Xinhua	M	59	Non-Executive Director	2011.05- 2014.05	976	Yes	0	0
Liao Yongyuan	M	50	Executive Director/ Vice President	2011.05- 2014.05	976	No	0	0
Wang Guoliang	M	60	Non-Executive Director	2011.05- 2014.05	976	Yes	0	0
Wang Dongjin	M	50	Non-Executive Director	2011.05- 2014.05	976	Yes	0	0
Yu Baocai	M	47	Non-Executive Director	2011.05- 2014.05	976	Yes	0	0
Ran Xinquan	M	47	Executive Director/ Vice President	2011.05- 2014.05	930	No	0	0
Liu Hongru	M	82	Independent Non- Executive Director	2011.05- 2014.05	222	No	0	0
Franco Bernabè	M	64	Independent Non- Executive Director	2011.05- 2014.05	233	No	0	0
Li Yongwu	M	68	Independent Non- Executive Director	2011.05- 2014.05	241	No	0	0
Cui Junhui	M	66	Independent Non- Executive Director	2011.05- 2014.05	260	No	0	0
Chen Zhiwu	M	50	Independent Non- Executive Director	2011.05- 2014.05	242	No	0	0

Note:	Due to change of work, Mr Jiang Jiemin has tendered his resignation to the Company and ceased to hold the positions of the Chairman of the Board and the director of the Company with effect from March 18, 2013. The total remuneration received by Mr Jiang Jiemin from CNPC for 2012 amounted to RMB1,131,000.

Brief biography of Directors:

Zhou Jiping, aged 60, is the Vice Chairman and President of the Company and the General Manager of CNPC. Mr Zhou is a professor-level senior engineer and holds a master’s degree. He has over 40 years of working experience in China’s petrochemical industry. In November 1996, he was the deputy director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company and deputy general manager of China National Oil & Gas Exploration and Development Corporation. In December 1997, he was appointed as the general manager of China National Oil & Gas Exploration and Development Corporation and deputy director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company. Since August 2001, he was the Assistant to the General Manager of CNPC and the general manager of China National Oil & Gas Exploration and Development Corporation. Since December 2003, Mr Zhou has been a Deputy General Manager of CNPC. Mr Zhou has been appointed as a Director of the Company in May 2004. Mr Zhou was appointed as the Vice Chairman and President of the Company in May 2008. Since October 2011, Mr Zhou became the General Manager of CNPC.

Li Xinhua, aged 59, is a Director of the Company and a Deputy General Manager of CNPC. Mr Li is a senior engineer and holds a bachelor’s degree. Mr Li has over 35 years of working experience in China’s petrochemical industry. Mr Li was a deputy factory manager of Yunnan Natural Gas Chemical Factory since June 1985 and the factory manager since February 1992. Mr Li was the chairman and general manager of Yuntianhua Group Company Limited since March 1997. In March 2002, Mr Li was appointed as the assistant to the provincial governor of Yunnan Province and was appointed as the deputy provincial governor of Yunnan Province since January 2003. Mr Li has been appointed as a Deputy General Manager of CNPC since April 2007. Mr Li was appointed as a Director of the Company in May 2008.

Liao Yongyuan, aged 50, is a Director and Vice President of the Company and a Deputy General Manager of CNPC. Mr Liao is a professor-level senior engineer and holds a master’s degree. He has 30 years of working experience in China’s oil and gas industry. He was the deputy director of the New Zone Exploration and Development Department of China National Petroleum Company from June 1996, the standing deputy commander and then commander of Tarim Petroleum Exploration and Development Headquarters from November 1996. He was the general manager of PetroChina Tarim Oilfield Company from September 1999, and deputy director of Gansu Provincial Economic and Trade Committee from October 2001. He has worked as the Assistant to the General Manager of CNPC since January 2004. He has been concurrently the head of Coordination Team for Oil Enterprises in Sichuan and Chongqing and director of the Sichuan Petroleum Administration Bureau since April 2004. He was appointed as a Vice President of the Company in November 2005. Mr Liao was appointed as a Deputy General Manager of CNPC since February 2007 and as the safety director of CNPC since July 2007. He was appointed as a Director of the Company in May 2008. Mr Liao ceased to be a safety director of CNPC from February 2012.

Wang Guoliang, aged 60, is a Director of the Company and the Chief Accountant of CNPC. Mr Wang is a professor-level senior accountant and holds a master’s degree. Mr Wang has 30 years of working experience in China’s oil and gas industry. Mr Wang worked as the vice president of China Petroleum Finance Company Limited from October 1995. From November 1997, he was the deputy general manager and general accountant of China National Oil & Gas Exploration and Development Corporation. Mr Wang was appointed as the Chief Financial Officer of the Company from November 1999. Mr Wang has been appointed as the Chief Accountant of CNPC since February 2007. He was appointed as a Director of the Company in May 2008.

Wang Dongjin, aged 50, is a Director of the Company and the Deputy General Manager of CNPC. Mr Wang is a professor-level senior engineer and holds a master’s degree. Mr Wang has 30 years of working experience in China’s oil and gas industry. From July 1995, Mr Wang was the deputy director of Jiangsu Oil Exploration Bureau. From December 1997, he worked as the deputy general manager of China National Oil & Gas Exploration and Development Corporation. From December 2000, Mr Wang worked concurrently as the general manager in each of CNPC International (Kazakhstan) Ltd. and Aktobe Oil and Gas Co., Ltd.. From October 2002, he assumed the position as the general manager of China National Oil & Gas Exploration and Development Corporation. From January 2004, Mr Wang assumed the positions as the Assistant to the General Manager of CNPC and the deputy chairman and general manager of China National Oil & Gas Exploration and Development Corporation. From September 2008, Mr Wang was appointed as the Deputy General Manager of CNPC. From May 2011, Mr Wang was appointed as a Director of the Company.

Yu Baocai, aged 47, is a Director of the Company and the Deputy General Manager of CNPC. Mr Yu is a senior engineer and holds a master’s degree. He has nearly 25 years of working experience in China’s oil and petrochemical industry. From September 1999, Mr Yu worked as the deputy general manager of PetroChina Daqing Petrochemical Company. From December 2001, he assumed the position as the general manager of PetroChina Daqing Petrochemical Company. From September 2003, he undertook the position as general manager of PetroChina Lanzhou Petrochemical Company. From September 2008, Mr Yu worked as the Deputy General Manager of CNPC. In February 2003, Mr Yu was elected as a representative of the 10th National People’s Congress of PRC. In February 2008, Mr Yu was elected as a representative of the 11th National People’s Congress of PRC. From May 2011, Mr Yu was appointed as a Director of the Company.

Ran Xinquan, aged 47, is a Director and Vice President of the Company, and concurrently the general manager of Changqing Oilfield Company. Mr Ran is a professor-level senior engineer and holds a doctorate degree. He has nearly 25 years of working experience in China’s oil and gas industry. Mr Ran worked as the deputy director and director at the CNPC Oil and Gas Development Department. From April 2002, Mr Ran worked as the deputy general manager of CNPC Exploration and Production Company. From February 2005, he worked as the executive of Changqing Oilfield Company. From October 2006, Mr Ran became the key executive of Changqing Oilfield Company. From February 2008, he assumed the position as the general manager of Changqing Oilfield Company. From May 2011, Mr Ran was appointed as a Director of the Company. From October 2011, he was appointed as a Vice President of the Company.

Liu Hongru, aged 82, is an independent non-executive Director of the Company. Mr Liu is a professor and holds a doctorate degree. He graduated from the Faculty of Economics of the University of Moscow in 1959 with an associate doctorate degree. Mr Liu worked as vice-governor of the Agricultural Bank of China, vice-governor of the People’s Bank of China, deputy director of the State Economic Restructuring Committee, and the chairman of the China Securities Regulatory Commission. Mr Liu is a professor at the Peking University, the Tsinghua University, the Postgraduate School of the People’s Bank of China and the City University of Hong Kong. Mr Liu possesses the accounting or financial management qualification required under the HKEx Listing Rules. Mr Liu was appointed as an independent Supervisor of the Company in December 1999. Upon his resignation from this post, Mr Liu has been appointed as an independent non-executive Director of the Company since November 2002.

Franco Bernabè, aged 64, is an independent non-executive Director of the Company. Mr Bernabè holds a doctorate degree in political economics and is the chief executive officer of Telecom Italia (serving a second time). Prior to that, he held the responsibilities of the managing partner and founder of the Franco Bernabè Group, the vice chairman of H3G, the vice chairman of Rothschild Europe, a non-executive director of Pininfarina SpA and an independent non-executive director of Areoportidi Bologna. Mr Bernabè joined ENI in 1983 to become an assistant to the chairman; in 1986 he became the director for development, planning and control; and between 1992 and 1998 was the chief executive officer of ENI. Mr Bernabè led the restructuring program of the ENI Group, making it one of the world’s most profitable oil companies. Between 1998 and 1999, Mr Bernabè was the chief executive officer of Telecom Italia. Between 1999 and 2000, he has also served as a special representative of the Italian government for the reconstruction of Kosovo. He was the chairman of La Biennale di Venezia from 2001 to 2003 and has been the chairman of the Modern Arts Museum of Trento and Rovereto since 2005. Prior to his joining ENI, Mr Bernabè was the head of economic studies at FIAT. Mr Bernabè was a senior economist at the OECD Department of Economics and Statistics in Paris. Prior to that, he was a professor of economic politics at the School of Industrial Administration, Turin University. Mr Bernabè has been appointed as an independent non-executive Director of the Company since June 2000.

Li Yongwu, aged 68, is an independent non-executive Director of the Company. Mr Li is a senior engineer and holds of a bachelor’s degree. Since June 1991, Mr Li was appointed as the director of Tianjin Chemicals Bureau. Since July 1993, he was appointed as the director of Tianjin Economic Committee. He became the deputy minister of the Chemical Industry Ministry since April 1995. He became director of the State Petroleum and Chemical Industry Bureau of the PRC since March 1998. Since April 2001, he was appointed as a deputy director of the Liaison Office of the Central Government at the Special Administrative Region of Macau. Since December 2004, he was appointed as the vice president of China Petroleum and Petrochemical Industry Association. Since May 2005, he became the president of China Petroleum and Petrochemical Industry Association. Mr Li has been an independent Supervisor of the Company since November 2005. In 2003, he was elected as a standing member of the Tenth China People’s Political Consultative Conference. Mr Li was appointed as an independent non-executive Director of the Company in May 2008.

Cui Junhui, aged 66, is an independent non-executive Director of the Company. He is a representative of the 11th National People’s Congress of the PRC and a committee member of the Financial and Economic Affairs Committee of the National People’s Congress of the PRC. He is holder of a postgraduate degree (part-time study). Mr Cui was formerly the deputy director of Local Taxation Bureau of Shandong Province and the director of National Taxation Bureau of Shandong Province. Mr Cui was the deputy director of State Administration of Taxation from January 2000 to January 2007. Mr Cui was the vice president of Chinese Taxation Institute and the vice president of China Charity Federation since December 2006. He was elected as a representative of the 11th National People’s Congress of the PRC and a committee member of the Financial and Economic Affairs Committee of the National People’s Congress of the PRC in March 2008. In April 2008, Mr Cui was elected as the sixth president of Chinese Taxation Institute. Mr Cui is considered as possessing appropriate accounting and relevant financial management expertise as required under the HKEx Listing Rules. He was appointed as an independent non-executive Director of the Company in May 2008.

Chen Zhiwu, aged 50, is an independent non-executive Director of the Company. He is a tenured professor of finance at the Yale School of Management and a distinguished professor under the Chang Jiang Scholar Program at the Tsinghua University School of Humanities and Social Sciences. Mr Chen received a bachelor of science degree from Central South University of Technology (now the Central South University), a master’s degree in engineering from the National University of Defense Technology of PRC and a doctorate degree of finance from Yale University of the United States. From June 1990, Mr Chen started his teaching career in the University of Wisconsin—Madison of the United States. From July 1995, he worked at the Ohio State University of the United States and was promoted to associate professor of finance in 1997. From July 1999, Mr Chen became a tenured professor of finance at the Yale School of Management. From May 2011, Mr Chen was appointed as an independent non-executive Director of the Company.

(2) Supervisors

Information on the current Supervisors is set out below:

Name	Gender	Age	Position	Term	Remuneration received from the Company (or CNPC) in 2012 (RMB’000)	Whether received remuneration from offices held in CNPC	Number of Shares held in the Company
							As at December 31, 2011	As at December 31, 2012
Wang Lixin	M	56	Chairman of Supervisory Committee	2011.10- 2014.05	894	Yes	0	0
Guo Jinping	M	55	Supervisor	2011.05- 2014.05	726	Yes	0	0
Wen Qingshan	M	54	Supervisor	2011.05- 2014.05	726	Yes	0	0
Sun Xianfeng	M	60	Supervisor	2011.05- 2014.05	793	Yes	0	0
Wang Guangjun	M	48	Supervisor appointed by employees’ representatives	2011.05- 2014.05	794	No	0	0
Yao Wei	M	56	Supervisor appointed by employees’ representatives	2011.05- 2014.05	854	No	0	0
Liu Hehe	M	49	Supervisor appointed by employees’ representatives	2011.05- 2014.05	726	No	0	0
Wang Daocheng	M	72	Independent Supervisor	2011.05- 2014.05	228	No	0	0

Brief biography of the Supervisors:

Wang Lixin, aged 56, is the Chairman of the Supervisory Committee of the Company. Mr Wang is a professor-level senior economist and holds a master’s degree. Mr Wang has 40 years of working experience in China’s oil and petrochemical industry. He was made the executive of Shengli Petroleum Administration Bureau in February 1998. In November 2004, he worked as key executive of Shengli Petroleum Administration Bureau and Vice Chairman of Shengli Oilfield Company Limited. Mr Wang became the director of the Shengli Petroleum Administration Bureau in March 2007 and was also appointed as the Assistant to the General Manager of China Petrochemical Corporation since March 2009. In May 2011, he was appointed as the head of Discipline Inspection Group of CNPC. From October 2011, Mr Wang was appointed as a Supervisor and the Chairman of the Supervisory Committee of the Company.

Guo Jinping, aged 55, is a Supervisor of the Company, and concurrently the general manager of the Legal Department of the Company and the General Counsel and the director of the Legal Department of CNPC. Mr Guo is a professor-level senior economist and has been awarded with post-graduate qualification. Mr Guo has nearly 30 years of working experience in the China’s oil and gas industry. From November 1996, he became the chief economist in the Bureau of Policy and Regulations of China National Petroleum Company. From October 1998, Mr Guo worked as the deputy director of the Development and Research Department in CNPC. From September 1999, he became the general manager of the Legal Department of the Company. From September 2005, Mr Guo worked as the director of the Legal Department of CNPC in addition to his existing duties. From November 2007, he became the general manager of the Legal Department of the Company and the General Counsel and the director of the Legal Department of CNPC. From May 2011, Mr Guo was appointed a Supervisor of the Company.

Wen Qingshan, aged 54, is a Supervisor of the Company, and concurrently the Deputy Chief Accountant of CNPC and the director of the Finance and Assets Department of CNPC. Mr Wen is a professor-level senior accountant and holds a master’s degree in economics. He has nearly 35 years of working experience in China’s oil and gas industry. He was the deputy director of the Finance and Assets Department of CNPC from May 1999 and director of the Finance and Assets Department of CNPC from May 2002. He has been a Supervisor of the Company since November 2002. Mr Wen has been appointed as the Deputy Chief Accountant and director of the Finance and Assets Department of CNPC since November 2007.

Sun Xianfeng, aged 60, is a Supervisor of the Company. Mr Sun is a senior economist and holds a master of business administration degree. He has over 40 years of working experience in China’s oil and gas industry. Mr Sun worked as deputy director of the Supervisory Bureau of China National Petroleum Company from November 1996, before being transferred to the eighth office of the State Council Compliance Inspectors’ General Office (Supervisory Committee of Central Enterprises Working Commission) as its temporary person-in-charge in June 1998. He has been the deputy director of the Audit Department of CNPC from October 2000, and concurrently the director of the Audit Institute since December 2000. He has been the director of the Audit Department of CNPC and the director of the Audit Services Centre since April 2004. He has been a Supervisor of the Company since May 2004. In October 2005, Mr Sun was appointed as a concurrent state-owned enterprise supervisor from State-owned Assets Supervision and Administration Commission to CNPC. Mr Sun has been the general manager of the Audit Department of the Company since July 2007. He ceased to be the general manager of the Audit Department of the Company from September 2012.

Wang Guangjun, aged 48, is a Supervisor of the Company appointed by its employees’ representatives and concurrently the general manager of PetroChina Jilin Petrochemical Company. Mr Wang is a professor-level senior engineer and holds a doctorate degree. He has over 25 years of working experience in China’s oil and petrochemical industry. He was appointed as the deputy general manager of the Quality, Safety and Environmental Protection Department of the Company in September 1999. From May 2006, he became the general manager of PetroChina Northeast Chemicals and Marketing Company. Mr Wang was then appointed as the general manager of PetroChina Jilin Petrochemical Company from June 2007. From May 2011, Mr Wang was appointed as a Supervisor of the Company.

Yao Wei, aged 56, is a Supervisor of the Company appointed by its employees’ representatives and concurrently the general manager of PetroChina Pipeline Company. Mr Yao is a professor-level senior engineer and holds a master degree. He has 35 years of working experience in China’s oil and gas industry. Mr Yao became the deputy manager of Beijing Natural Gas Transport Company in July 1995. From April 2001, he was appointed as the deputy general manager of Beijing Huayou Gas Corporation Limited. From April 2007, Mr Yao became the general manager of PetroChina Pipeline Company. He has been a Supervisor of the Company since May 2011.

Liu Hehe, aged 49, is a Supervisor of the Company appointed by its employees’ representatives and concurrently the general manager of PetroChina Inner Mongolia Marketing Company. Mr Liu is a professor-level senior economist and graduated in petrochemical major from Fushun Petroleum College (now Liaoning Petrochemical University). He has 25 years of working experience in China’s oil and petrochemical industry. He was the general manager of PetroChina East China Marketing Company since April 2004 and became the general manager of PetroChina East China (Shanghai) Marketing Company in December 2008. He was appointed as the general manager of PetroChina Inner Mongolia Marketing Company from November 2009. From May 2011, Mr Liu was appointed as a Supervisor of the Company.

Wang Daocheng, aged 72, is an independent Supervisor of the Company and the president of the China Institute of Internal Audit. He is a senior auditor with university education and has nearly 50 years of experience in finance and auditing. From 1981 to 1984, he led the preparatory committee within the audit department of the Ministry of Finance and headed the science and technology training centre of the National Audit Office as well as the financial and monetary authority. From August 1984, Mr Wang held a number of positions, including deputy director of Xicheng District Audit Bureau of Beijing, deputy director of the Research Department of the National Audit Office, and successively, the deputy director of the General Affairs Bureau, deputy director of the Foreign Investment Bureau, director of the Foreign Investment Department, director of the Financial Audit Department and director of the General Office of the National Audit Office. From March 1999 to March 2005, Mr Wang headed the discipline inspection panel of the Central Commission for Discipline Inspection in the National Audit Office. From June 2005, he became the president of the China Institute of Internal Audit. Mr Wang was appointed as an independent Supervisor of the Company in May 2009.

(3) Senior Management

Information on current members of the Senior Management is set out below:

Name	Gender	Age	Position	Term	Remuneration received from the Company in 2012 (RMB’000)	Whether received remuneration from offices held in CNPC	Number of Shares held in the Company
							As at December 31, 2011	As at December 31, 2012
Sun Longde	M	50	Vice President	2007.06-	849	No	0	0
Liu Hongbin	M	49	Vice President	2007.06-	726	No	0	0
Li Hualin	M	50	Vice President, Secretary to the Board	2007.11-	726	No	0	0
Zhao Zhengzhang	M	56	Vice President	2008.05-	726	No	0	0
Bo Qiliang	M	50	Vice President	2010.01-	726	No	0	0
Huang Weihe	M	55	Vice President	2011.10-	726	No	0	0
Xu Fugui	M	55	Vice President	2011.10-	841	No	0	0
Yu Yibo	M	49	Chief Financial Officer	2013.03-			20,000	20,000
Lin Aiguo	M	54	Chief Engineer	2007.06-	726	No	0	0
Wang Daofu	M	57	Chief Geologist	2008.05-	726	No	0	0

Note:	Due to transfer of Mr Zhou Mingchun to take up the appointments of the chief accountant and a member of the party leadership group of China State Shipbuilding Corporation, Mr. Zhou has tendered his resignation and ceased to hold the position of the chief financial officer of the Company with effect from March 14, 2013. The total remuneration received by Mr Zhou Mingchun from the Company for 2012 amounted to RMB726,000.

Mr Sun Bo, Vice President of the Company, was deceased on December 8, 2012 from sickness. The total remuneration received by Mr Sun Bo from the Company for 2012 amounted to RMB726,000.

Brief Biography of the Senior Management:

Sun Longde, aged 50, is a Vice President of the Company. Mr Sun is a professor-level senior engineer and holds a doctorate degree. He has nearly 30 years of working experience in China’s oil and geological industry. Mr Sun has been the deputy chief geologist of Xianhe Oil Extraction Plant and deputy manager of Dongxin Oil Extraction Plant of Shengli Petroleum Administration Bureau from January 1994, chief deputy director-general of Exploration Business Department of Shengli Petroleum Administration Bureau from April 1997, the manager of Exploration & Development Company of Shengli Petroleum Administration Bureau from September 1997, chief geologist of Tarim Petroleum Exploration & Development Headquarters from November 1997, deputy general manager of PetroChina Tarim Oilfield Company from September 1999 and the general manager of PetroChina Tarim Oilfield Company from July 2002. Mr Sun was appointed as Vice President of the Company since June 2007. He was elected as an academician of the Chinese Academy of Engineering in December 2011.

Liu Hongbin, aged 49, is a Vice President of the Company and concurrently the general manager of the Marketing Company of the Company. Mr Liu is a senior engineer and holds a college degree. He has nearly 30 years of working experience in China’s oil and gas industry. Mr Liu has been the vice president of Exploration & Development Research Institute of Yumen Petroleum Administration Bureau since May 1991, the director of the Development Division of Tuha Petroleum Exploration & Development Headquarters from October 1994, the chief engineer of Tuha Petroleum Exploration & Development Headquarters from June 1995, the deputy general manager of PetroChina Tuha Oilfield Company from July 1999, the commander of Tuha Petroleum Exploration & Development Headquarters from July 2000, the general manager of the Planning Department of the Company from March 2002 and the director of the Planning Department of CNPC from September 2005. Mr Liu was appointed as Vice President of the Company since June 2007, and the general manager of the Marketing Company of the Company since November 2007.

Li Hualin, aged 50, is a Vice President of the Company, Secretary to the Board of Directors of the Company and executive director and general manager of China Petroleum Hongkong (Holding) Limited. Mr Li is a professor-level senior economist and holds a master’s degree. Mr Li has nearly 30 years of experience in China’s oil and gas industry. Since December 1997, Mr Li became the deputy general manager of the China National Oil & Gas Exploration Development Corporation and the chairman and general manager of CNPC International (Canada) Ltd.. Since September 1999, Mr Li became the general manager of CNPC International (Kazakhstan) Ltd. whilst remaining as the deputy general manager of the China National Oil & Gas Exploration and Development Corporation. Since January 2001, Mr Li became the deputy general manager of China Petroleum Hongkong (Holding) Limited and since December 2001, he became the chairman of Shenzhen Petroleum Industrial Co., Ltd.. Since July 2006, Mr Li became the vice-chairman and general manager of China Petroleum Hongkong (Holding) Limited, whilst remaining as the chairman of Shenzhen Petroleum Industrial Co., Ltd.. Mr Li has been appointed as a Vice President of the Company since November 2007. Mr Li has been appointed as Secretary to the Board of Directors of the Company since May 2009.

Zhao Zhengzhang, aged 56, is a Vice President of the Company and concurrently the general manager of the Exploration and Production Company of the Company. Mr Zhao is a professor-level senior engineer and holds a master’s degree. He has over 25 years of working experience in China’s oil and gas industry. In June 1996, Mr Zhao was appointed as the deputy director of the New Zone Exploration Department of China National Petroleum Company. In November 1996, he was appointed as deputy director of the Exploration Bureau of China National Petroleum Company and director of the New Zone Exploration Department. In October 1998, Mr Zhao was appointed as deputy director of the Exploration Department of CNPC. In September 1999, he was appointed as a member of the Preparatory Group of CNPC Exploration and Production Company. In December 1999, Mr Zhao was appointed as deputy general manager of CNPC Exploration and Production Company. In January 2005, he was appointed as senior executive and deputy general manager of CNPC Exploration and Production Company. In January 2006, he was appointed as the general manager of CNPC Exploration and Production Company. In May 2008, Mr Zhao was appointed as a Vice President of the Company and the general manager of the Exploration and Production Company of the Company.

Bo Qiliang, aged 50, is a Vice President of the Company and concurrently the general manager of PetroChina International Ltd.. Mr Bo is a professor-level senior engineer and holds a doctorate degree. He has over 25 years of working experience in China’s oil and gas industry. Mr Bo was the vice president of the Scientific Research Institute of Petroleum Exploration and Development since February 1997, senior executive of CNPC International (E&D) Ltd. since December 2001, senior deputy general manager of China National Oil & Gas Exploration and Development Corporation since October 2004, president of PetroKazakhstan Inc. and has concurrently been leader of the Kazakhstan Coordination and Steering Team since November 2005, general manager of China National Oil & Gas Exploration and Development Corporation since September 2008. Mr Bo was appointed as the general manager of PetroChina International Ltd. and general manager of China National Oil & Gas Exploration and Development Corporation in November 2009, and acted concurrently as a Vice President of the Company and the general manager of PetroChina International Ltd. since January 2010.

Huang Weihe, aged 55, is a Vice President of the Company and concurrently the general manager of PetroChina Natural Gas and Pipelines Company. Mr Huang is a professor-level senior engineer and holds a doctorate degree. He has 30 years of working experience in China’s oil and gas industry. In December 1998, he was appointed as deputy director of the Petroleum and Pipelines Bureau. In November 1999, he was appointed deputy director of the Petroleum and Pipelines Bureau and concurrently chief engineer. In October 2000, Mr Huang was appointed as the general manager of PetroChina Pipelines Company and in May 2002, concurrently as the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In November 2002, Mr Huang was appointed as the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In December 2002, he was appointed as the general manager of PetroChina Natural Gas and Pipelines Company of the Company and the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In February 2006, Mr Huang ceased to be the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In May 2008, Mr Huang was appointed as the Chief Engineer of the Company and the general manager of PetroChina Natural Gas and Pipelines Company. From October 2011, he was appointed as a Vice President of the Company.
Xu Fugui, aged 55, is a Vice President of the Company and concurrently the general manager of Refining & Chemicals Company of the Company. Mr Xu is a professor-level senior engineer and holds a doctorate degree. He has 30 years of working experience in the China’s oil and petrochemical industry. Mr Xu has worked as the deputy general manager of Dushanzi Petrochemical Plant of Xinjiang Petroleum Administration Bureau and general manager of its Refining Plant. In July 1999, he was appointed as the general manager of Dushanzi Petrochemical Plant of Xinjiang Petroleum Administration Bureau. In September 1999, he was appointed as the general manager of Dushanzi Petrochemical Company. From September 2011, Mr Xu was appointed as the general manager of Refining & Chemicals Company of the Company. From October 2011, he was appointed as a Vice President of the Company.

Yu Yibo, aged 49, is the Chief Financial Officer and the general manager of the Capital Operation Department of the Company. Mr Yu is a professor-level senior accountant and holds a doctorate degree from the business school of Hitotsubashi University in Japan. Mr Yu has 15 years of experience in the China’s petroleum and gas industry. Mr Yu was the assistant to the President of China Petroleum Finance Company Limited from November 1998, a member of the listing preparatory committee of China National Petroleum Corporation from February 1999, the deputy general manager of the Finance Department of the Company from November 1999, the deputy general manager of PetroChina Dagang Oilfields Branch Company from March 2002, the deputy general manager of the Finance Department of the Company from October 2002. Mr Yu is the general manager of the Capital Operation Department of the Company since April 2003. He was a supervisor of the Company from May 2008 to May 2011. From March 2012, he was appointed as the Chief Financial Officer of the Company.

Lin Aiguo, aged 54, is the Chief Engineer of the Company. Mr Lin is a professor-level senior engineer and holds a college degree. He has over 30 years of working experience in China’s oil and petrochemical industry. Mr Lin has been the deputy manager and the standing deputy manager of Shengli Refinery of Qilu Petrochemical Company from July 1993, the deputy general manager of Dalian West Pacific Petrochemical Co. Ltd. from May 1996, the general manager of Dalian West Pacific Petrochemical Co. Ltd. from August 1998. Mr Lin became the general manager of Refining & Marketing Company of the Company since December 2002. Mr Lin has been appointed as the Chief Engineer of the Company since June 2007.

Wang Daofu, aged 57, is the General Geologist of the Company and director of the Exploration and Development Institute. Mr Wang is a professor-level senior engineer and holds a doctorate degree. He has 30 years of working experience in China’s oil and gas industry. Mr Wang was appointed as the deputy general manager of Changqing Oilfield Company since September 1999 and its general manager since January 2003. He was elected as a representative of the 11th National People’s Congress in 2008. He became the Chief Geologist of the Company since May 2008, and director of the Exploration and Development Institute since September 2008.

2. Election or Retirement of Directors and Supervisors and the Appointment and Removal of Senior Management

Due to change of work, Mr Jiang Jiemin has tendered his resignation to the Company and ceased to hold the positions of the Chairman of the Board and the director of the Company with effect from March 18, 2013. Pursuant to the relevant provisions of the PRC Company Law and the Articles of Association of the Company, Mr. Zhou Jiping, the Vice Chairman and President of the Company, will perform the duties and powers of the chairman of the Board prior to the election of a new chairman of the Board.

Due to transfer of Mr Zhou Mingchun to take up the appointments of the chief accountant and a member of the party leadership group of China State Shipbuilding Corporation, Mr Zhou has tendered his resignation and ceased to hold the position of the chief financial officer of the Company with effect from March 14, 2013. The Board of Directors announced that Mr Yu Yibo has been appointed the chief financial officer of the Company with effect from March 14, 2013.

Mr Sun Bo, Vice President of the Company, was deceased on December 8, 2012 from sickness.

3. Interests of Directors and Supervisors in the Share Capital of the Company

As at December 31, 2012, none of the Directors or Supervisors had any interest and short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the SFO required to be recorded in the register mentioned under Section 352 of the SFO or as otherwise notifiable to the Company and the Hong Kong Stock Exchange by the Directors and Supervisors pursuant to the Model Code.

4. Service Contracts of Directors and Supervisors

No service contract existed or has been proposed between the Company or any of its subsidiaries with any of the above Directors or Supervisors. No Director or Supervisor has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation other than statutory compensation.

5. Interests of Directors and Supervisors in Contracts

None of the Directors or Supervisors had any material personal interest, either directly or indirectly, in any contract of significance to which the Company or any of its subsidiaries was a party to during the year.

6. Remuneration Policy of the Senior Management

Each member of the senior management of the Company has entered into a performance agreement with the Company. The Company’s senior management remuneration policy links financial interests of the senior management with the Group’s operating results and the performance of its shares in the market.

7. Employees of the Group

As at December 31, 2012, the Group had 548,355 employees (excluding 318,311 temporary and seasonal staff) and 82,221 retired staff.

The number of employees for each of the segment as of December 31, 2012 is set out below:

	Number of Employees	Percentage of total no. of employees (%)
Exploration and Production	292,455	53.33
Refining and Chemicals	167,209	30.50
Marketing	62,610	11.42
Natural Gas and Pipeline	20,451	3.73
Other*	5,630	1.02
Total	548,355	100.00

*	includes staff of the Company’s headquarters, specialised subsidiaries, Exploration & Development Research Institute, Planning & Engineering Institute, Petrochemical Research Institute and other units.

The education levels of employees as at December 31, 2012 is set out below:

The employee structure by profession as at December 31, 2012 is set out below:

8. Employee Remuneration Policy

The Company has in place various equitable and competitive remuneration systems to cater for different positions. At regional companies, an annual salary system is adopted for the management, a positional wage system for supervisory, professional and technical positions and a positional skill-based wage system for operators and workers. In addition, subsidies are offered to those who possess more sophisticated technical and working skills. Each employee is remunerated according to the evaluation results of their job position, individual competence and contribution, and with changes in the relevant factors, such remuneration will also be adjusted in a timely manner.

9. Employee Welfare Plans

Details on employee welfare plans of the Company are set out in note 33 to the financial statements prepared in accordance with IFRS in this annual report.

10. Employee Training

The Company has been consistently focused on employee training as an important means of achieving a robust company strategy based on talent. It serves to increase the calibre of its staff and its competitiveness and helps to build a harmonious enterprise. Employee training of the Company covers basic concepts, policies and regulations, knowledge required for a job position, safety awareness, cultural knowledge and technical skills as a fundamental basis. In practice, training revolves around four comprehensive programmes, namely, competences-building directed at the management, technical innovation at professional and technical staff, skill enhancement at operators and workers and internationalisation of talent. These training efforts are multi-dimensional and diversified in approaches, which can better cater to the Company’s development requirements and its needs for building high-calibre working teams. In 2012, there were 142 training courses being organised under the Head Office. At regional companies, tailor-made training was conducted as per the requirements for management layers, which yielded positive results.

11. Core Technical Teams and Key Technical Staff

No material changes occurred during the reporting period to the core technical teams and key technical staff of the Company (i.e. those other than Directors, Supervisors and senior management).

INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES

The following table sets forth the Company’s estimated proved reserves and proved developed reserves as at December 31, 2010, 2011 and 2012. This table is formulated on the basis of reports prepared by DeGolyer and MacNaughton and Gaffney, Cline & Associates, each an independent engineering consultancy company.

	Crude Oil (million barrels)	Natural Gas (billion cubic feet)	Combined (million barrels of oil equivalent)
Proved Developed and Undeveloped Reserves
Reserves as of December 31, 2010 (the basis date)	11,277.7	65,502.7	22,194.8
Revisions of previous estimates	(75.7)	(751.5)	(200.8)
Extensions and discoveries	746.1	4,298.3	1,462.4
Improved recovery	66.3	0	66.3
Sales	(0.1)	(0.1)	(0.1)
Production for the year	(886.1)	(2,396.4)	(1,285.6)
Reserves as of December 31, 2011 (the basis date)	11,128.2	66,653.0	22,237.0
Revisions of previous estimates	(16.3)	(2,730.5)	(471.2)
Extensions and discoveries	736.5	6,217.5	1,772.7
Improved recovery	86.1	0	86.1
Production for the year	(916.5)	(2,558.8)	(1,343.1)
Reserves as of December 31, 2012 (the basis date)	11,018.0	67,581.2	22,281.5
Proved Developed Reserves
As of December 31, 2010 (the basis date)	7,605.4	31,102.4	12,789.1
As of December 31, 2011 (the basis date)	7,458.3	32,329.4	12,846.5
As of December 31, 2012 (the basis date)	7,395.7	31,606.5	12,663.4

Auditor’s Report

PwC ZT Shen Zi (2013) No. 10001

(Page 1 of 2)

To the Shareholders of PetroChina Company Limited,

We have audited the accompanying financial statements of PetroChina Company Limited (hereinafter “Company”), which comprise the consolidated and company balance sheets as at 31 December 2012, and the consolidated and company income statements, the consolidated and company statements of changes in equity and the consolidated and company cash flow statements for the year then ended, and the notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management of the Company is responsible for the preparation and fair presentation of these financial statements in accordance with the requirements of Accounting Standards for Business Enterprises, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

PricewaterhouseCoopers Zhongtian CPAs Limited Company

11/F PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai 200021, PRC

Tel: +86 (21) 2323 8888, Fax: +86 (21) 2323 8800, www.pwccn.com

PwC ZT Shen Zi (2013) No. 10001

(Page 2 of 2)

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated and company’s financial position of the Company as at 31 December 2012, and their financial performance and cash flows for the year then ended in accordance with the requirements of Accounting Standards for Business Enterprises.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company	Certified Public Accountant
Dan Li

Shanghai, the People’s Republic of China, 21 March, 2013	Certified Public Accountant
Lei Han

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS OF DECEMBER 31, 2012

(All amounts in RMB millions unless otherwise stated)

		December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
ASSETS	Notes	The Group	The Group	The Company	The Company
Current assets
Cash at bank and on hand	7	49,953	64,299	11,574	38,794
Notes receivable	8	9,981	12,688	7,329	9,821
Accounts receivable	9a	64,450	53,822	4,198	3,297
Advances to suppliers	10	32,813	39,296	22,224	23,599
Other receivables	9b	14,165	8,576	48,324	22,322
Inventories	11	214,117	182,253	166,074	143,498
Other current assets		32,561	24,486	23,959	17,642

Total current assets		418,040	385,420	283,682	258,973

Non-current assets
Available-for-sale financial assets	12	1,756	1,788	1,253	439
Long-term equity investments	13	79,615	70,275	265,939	228,742
Fixed assets	14	545,479	456,085	438,504	360,843
Oil and gas properties	15	733,583	644,605	492,322	438,378
Construction in progress	17	283,059	261,361	185,884	192,066
Construction materials	16	7,486	9,610	5,866	8,265
Intangible assets	18	56,426	47,600	44,159	36,373
Goodwill	19	7,582	7,282	119	119
Long-term prepaid expenses	20	24,351	21,793	21,464	19,010
Deferred tax assets	33	1,443	505	—	—
Other non-current assets		10,017	11,204	1,442	368

Total non-current assets		1,750,797	1,532,108	1,456,952	1,284,603

TOTAL ASSETS		2,168,837	1,917,528	1,740,634	1,543,576

Vice Chairman and President	Director	Chief Financial Officer
Zhou Jiping	Wang Guoliang	Yu Yibo

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS OF DECEMBER 31, 2012 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

LIABILITIES AND SHAREHOLDERS’ EQUITY	Notes	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
		The Group	The Group	The Company	The Company
Current liabilities
Short-term borrowings	22	143,409	99,827	181,974	110,562
Notes payable	23	2,265	2,458	—	—
Accounts payable	24	278,427	232,618	155,420	129,183
Advances from customers	25	38,131	34,130	27,099	24,033
Employee compensation payable	26	4,161	5,991	3,024	4,771
Taxes payable	27	72,045	119,740	46,380	80,308
Other payables	28	23,642	21,995	17,397	15,892
Current portion of non-current liabilities	30	7,838	37,871	6,626	35,121
Other current liabilities		4,830	5,408	1,904	2,470

Total current liabilities		574,748	560,038	439,824	402,340

Non-current liabilities
Long-term borrowings	31	207,540	112,928	170,536	87,140
Debentures payable	32	86,234	67,747	86,000	67,500
Provisions	29	83,928	68,702	55,676	45,343
Deferred tax liabilities	33	22,209	20,671	4,417	3,935
Other non-current liabilities		13,412	4,876	4,151	3,521

Total non-current liabilities		413,323	274,924	320,780	207,439

Total liabilities		988,071	834,962	760,604	609,779

Shareholders’ equity
Share capital	34	183,021	183,021	183,021	183,021
Capital surplus	35	115,878	112,878	128,136	128,019
Special reserve		10,054	9,107	7,080	6,474
Surplus reserves	36	161,623	151,280	150,523	140,180
Undistributed profits	37	598,686	551,598	511,270	476,103
Currency translation differences		(5,115)	(4,999)	—	—

Equity attributable to equity holders of the Company		1,064,147	1,002,885	980,030	933,797

Minority interests	38	116,619	79,681	—	—

Total shareholders’ equity		1,180,766	1,082,566	980,030	933,797

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,168,837	1,917,528	1,740,634	1,543,576

The accompanying notes form an integral part of these financial statements.

Vice Chairman and President Zhou Jiping	Director Wang Guoliang	Chief Financial Officer Yu Yibo

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

(All amounts in RMB millions unless otherwise stated)

Items	Notes	2012	2011	2012	2011
		The Group	The Group	The Company	The Company
Operating income	39	2,195,296	2,003,843	1,337,157	1,287,823
Less: Cost of sales	39	(1,634,819)	(1,425,284)	(1,000,217)	(938,968)
Taxes and levies on operations	40	(246,078)	(258,027)	(181,984)	(188,683)
Selling expenses	41	(55,032)	(52,946)	(40,848)	(39,767)
General and administrative expenses	42	(83,936)	(77,124)	(61,665)	(57,045)
Finance expenses	43	(16,824)	(9,816)	(18,038)	(10,519)
Asset impairment losses	44	(1,963)	(8,759)	(1,218)	(8,536)
Add: Investment income	45	8,787	12,630	69,354	85,551

Operating profit		165,431	184,517	102,541	129,856

Add: Non-operating income	46a	11,578	9,480	10,175	7,344
Less: Non-operating expenses	46b	(10,199)	(9,721)	(8,668)	(7,777)

Profit before taxation		166,810	184,276	104,048	129,423

Less: Taxation	47	(36,192)	(38,269)	(619)	(2,994)

Net profit		130,618	146,007	103,429	126,429

Attributable to:
Equity holders of the Company		115,323	132,984	103,429	126,429
Minority interests		15,295	13,023	—	—
Earnings per share
Basic earnings per share (RMB Yuan)	48	0.63	0.73	0.57	0.69
Diluted earnings per share (RMB Yuan)	48	0.63	0.73	0.57	0.69

Other comprehensive (loss) / income	49	(42)	(5,406)	117	39

Total comprehensive income		130,576	140,601	103,546	126,468

Attributable to:

Equity holders of the Company		115,337	129,078	103,546	126,468
Minority interests		15,239	11,523	—	—

The accompanying notes form an integral part of these financial statements.

Vice Chairman and President Zhou Jiping	Director Wang Guoliang	Chief Financial Officer Yu Yibo

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

(All amounts in RMB millions unless otherwise stated)

Items	Notes	2012	2011	2012	2011
		The Group	The Group	The Company	The Company
Cash flows from operating activities
Cash received from sales of goods and rendering of services		2,552,815	2,332,019	1,560,613	1,507,374
Refund of taxes and levies		3,966	3,974	3,585	3,761
Cash received relating to other operating activities		7,105	6,493	17,308	16,148

Sub-total of cash inflows		2,563,886	2,342,486	1,581,506	1,527,283

Cash paid for goods and services		(1,704,242)	(1,529,811)	(1,020,730)	(1,005,531)
Cash paid to and on behalf of employees		(108,031)	(96,866)	(80,518)	(72,464)
Payments of taxes and levies		(433,420)	(345,082)	(290,401)	(230,611)
Cash paid relating to other operating activities		(78,905)	(80,572)	(95,958)	(60,906)

Sub-total of cash outflows		(2,324,598)	(2,052,331)	(1,487,607)	(1,369,512)

Net cash flows from operating activities	50a	239,288	290,155	93,899	157,771

Cash flows from investing activities
Cash received from disposal of investments		15,392	4,082	11	5,398
Deregistration of wholly owned subsidiaries to branches		—	—	—	18
Cash received from returns on investments		8,946	10,058	69,347	72,404
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets		607	837	235	320

Sub-total of cash inflows		24,945	14,977	69,593	78,140

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets		(330,861)	(288,457)	(227,634)	(214,427)
Cash paid to acquire investments		(26,310)	(10,158)	(31,637)	(15,831)

Sub-total of cash outflows		(357,171)	(298,615)	(259,271)	(230,258)

Net cash flows from investing activities		(332,226)	(283,638)	(189,678)	(152,118)

Cash flows from financing activities
Cash received from capital contributions		31,366	2,522	—	—
Including: Cash received from minority shareholders’ capital contributions to subsidiaries		31,366	2,522	—	—
Cash received from borrowings		575,558	471,072	397,619	311,497
Cash received relating to other financing activities		2,417	389	307	267

Sub-total of cash inflows		609,341	473,983	397,926	311,764

Cash repayments of borrowings		(448,931)	(384,837)	(252,910)	(230,167)
Cash payments for interest expenses and distribution of dividends or profits		(84,806)	(78,430)	(76,239)	(73,660)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders		(7,499)	(3,633)	—	—
Capital reduction of subsidiaries		(21)	(1,239)	—	—
Cash payments relating to other financing activities		(227)	(218)	(218)	(132)

Sub-total of cash outflows		(533,985)	(464,724)	(329,367)	(303,959)

Net cash flows from financing activities		75,356	9,259	68,559	7,805

Effect of foreign exchange rate changes on cash and cash equivalents		(195)	(313)	—	—

Net (decrease) /increase in cash and cash equivalents	50b	(17,777)	15,463	(27,220)	13,458

Add: Cash and cash equivalents at beginning of the period		61,172	45,709	38,794	25,336

Cash and cash equivalents at end of the period	50c	43,395	61,172	11,574	38,794

The accompanying notes form an integral part of these financial statements.

Vice Chairman and President Zhou Jiping	Director Wang Guoliang	Chief Financial Officer Yu Yibo

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

(All amounts in RMB millions unless otherwise stated)

Items	Shareholders’ equity attributable to the Company
	Share capital	Capital surplus	Special reserve	Surplus reserves	Undistributed profits	Currency translation differences	Minority interests	Total share- holders’ equity
Balance at January 1, 2011	183,021	115,845	8,491	138,637	494,146	(1,097)	71,058	1,010,101

Changes in the year of 2011
Total comprehensive income	—	(4)	—	—	132,984	(3,902)	11,523	140,601
Special reserve - Safety Fund
Appropriation	—	—	4,776	—	—	—	31	4,807
Utilisation	—	—	(4,160)	—	416	—	(37)	(3,781)
Profit distribution
Appropriation to surplus reserves	—	—	—	12,643	(12,643)	—	—	—
Distribution to shareholders	—	—	—	—	(63,300)	—	(5,894)	(69,194)
Other equity movement
Acquisition of subsidiaries	—	—	—	—	—	—	166	166
Equity transaction with minority interests in subsidiaries	—	(2,904)	—	—	—	—	(1,134)	(4,038)
Capital contribution from minority interests	—	—	—	—	—	—	5,280	5,280
Capital reduction of subsidiaries	—	—	—	—	—	—	(1,239)	(1,239)
Disposal of subsidiaries	—	—	—	—	—	—	(43)	(43)
Other	—	(59)	—	—	(5)	—	(30)	(94)

Balance at December 31, 2011	183,021	112,878	9,107	151,280	551,598	(4,999)	79,681	1,082,566

The accompanying notes form an integral part of these financial statements.

Vice Chairman and President	Director	Chief Financial Officer
Zhou Jiping	Wang Guoliang	Yu Yibo

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

Items	Shareholders’ equity attributable to the Company
	Share capital	Capital surplus	Special reserve	Surplus reserves	Undistributed profits	Currency translation differences	Minority interests	Total share- holders’ equity
Balance at January 1, 2012	183,021	112,878	9,107	151,280	551,598	(4,999)	79,681	1,082,566

Changes in the year of 2012
Total comprehensive income	—	130	—	—	115,323	(116)	15,239	130,576
Special reserve - Safety Fund
Appropriation	—	—	6,496	—	—	—	88	6,584
Utilisation	—	—	(5,549)	—	161	—	(62)	(5,450)
Profit distribution
Appropriation to surplus reserves	—	—	—	10,343	(10,343)	—	—	—
Distribution to shareholders	—	—	—	—	(58,041)	—	(7,303)	(65,344)
Other equity movement
Acquisition of subsidiaries	—	(77)	—	—	—	—	686	609
Equity transaction with minority interests in subsidiaries	—	320	—	—	—	—	(522)	(202)
Capital contribution from minority interests	—	2,279	—	—	—	—	29,097	31,376
Capital reduction of subsidiaries	—	—	—	—	—	—	(21)	(21)
Disposal of subsidiaries	—	—	—	—	—	—	(173)	(173)
Other	—	348	—	—	(12)	—	(91)	245

Balance at December 31, 2012	183,021	115,878	10,054	161,623	598,686	(5,115)	116,619	1,180,766

The accompanying notes form an integral part of these financial statements.

Vice Chairman and President	Director	Chief Financial Officer
Zhou Jiping	Wang Guoliang	Yu Yibo

PETROCHINA COMPANY LIMITED

COMPANY STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

(All amounts in RMB millions unless otherwise stated)

Items	Share capital	Capital surplus	Special reserve	Surplus reserves	Undistributed profits	Total shareholders’ equity
Balance at January 1, 2011	183,021	127,987	5,963	127,537	425,345	869,853

Changes in the year of 2011
Total comprehensive income	—	39	—	—	126,429	126,468
Special reserve - Safety Fund
Appropriation	—	—	4,388	—	—	4,388
Utilisation	—	—	(3,877)	—	272	(3,605)
Profit distribution
Appropriation to surplus reserves	—	—	—	12,643	(12,643)	—
Distribution to shareholders	—	—	—	—	(63,300)	(63,300)
Other equity movement	—	(7)	—	—	—	(7)

Balance at December 31, 2011	183,021	128,019	6,474	140,180	476,103	933,797

Balance at January 1, 2012	183,021	128,019	6,474	140,180	476,103	933,797

Changes in the year of 2012
Total comprehensive income	—	117	—	—	103,429	103,546
Special reserve - Safety Fund
Appropriation	—	—	5,611	—	—	5,611
Utilisation	—	—	(5,005)	—	122	(4,883)
Profit distribution
Appropriation to surplus reserves	—	—	—	10,343	(10,343)	—
Distribution to shareholders	—	—	—	—	(58,041)	(58,041)

Balance at December 31, 2012	183,021	128,136	7,080	150,523	511,270	980,030

The accompanying notes form an integral part of these financial statements.

Vice Chairman and President	Director	Chief Financial Officer
Zhou Jiping	Wang Guoliang	Yu Yibo

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

1	COMPANY BACKGROUND

PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas. The principal subsidiaries of the Group are listed in Note 6(1).

The financial statements were approved by the Board of Directors on March 21, 2013.

2	BASIS OF PREPARATION

The financial statements of the Group are prepared in accordance with the Basic Standard and 38 specific standards of Accounting Standards for Business Enterprises issued by the Ministry of Finance (the “MOF”) on February 15, 2006, Application Guidance of Accounting Standard for Business Enterprises, Interpretation of Accounting Standards for Business Enterprises and other regulations issued thereafter (hereafter referred to as the “Accounting Standard for Business Enterprises”, “China Accounting Standards” or “CAS”).

3	STATEMENT OF COMPLIANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES

The consolidated and the Company’s financial statements for the year ended December 31, 2012 truly and completely present the financial position of the Group and the Company as of December 31, 2012 and their financial performance and their cash flows for the year then ended in compliance with the Accounting Standards for Business Enterprises.

These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports” revised by the China Securities Regulatory Commission (“CSRC”) in 2010.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

4	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

(1)	Accounting Period

The accounting period of the Group starts on January 1 and ends on December 31.

(2)	Recording Currency

The recording currency of the Company and most of its subsidiaries is Renminbi (“RMB”). The Group’s consolidated financial statements are presented in RMB.

(3)	Measurement Properties

Generally are measured at historical cost unless otherwise stated at fair value, net realisable value or present value of the estimated future cash flow expected to be derived.

(4)	Foreign Currency Translation

(a) Foreign currency transactions

Foreign currency transactions are translated into RMB at the exchange rates prevailing at the date of the transactions.

Monetary items denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss except for those arising from foreign currency specific borrowings for the acquisition, construction of qualifying assets in connection with capitalisation of borrowing costs. Non-monetary items denominated in foreign currencies measured at historical cost are translated into RMB at the historical exchange rates prevailing at the date of the transactions at the balance sheet date. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

(b) Translation of financial statements represented in foreign currency

Assets and liabilities of each balance sheet of the foreign operations are translated into RMB at the closing rates at the balance sheet date, while the equity items are translated into RMB at the exchange rates at the date of the transactions, except for the retained earnings. Income and expenses for each income statement of the foreign operations are translated into RMB at the approximate exchange rates at the date of the transactions. The currency translation differences resulted from the above-mentioned translations are recognised as a separate component of equity. The cash flows of overseas operations are translated into RMB at the approximate exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

(5)	Cash and Cash Equivalents

Cash and cash equivalents refer to all cash on hand and deposit held at call with banks, short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

(6)	Financial Instruments

(a) Financial assets

Financial assets are classified into the following categories at initial recognition: financial assets at fair value through profit or loss, receivables, available-for-sale financial assets and held-to-maturity investments. The classification depends on the Group’s intention and the ability to hold the financial assets. The Group has principally receivables, available-for-sale financial assets and limited financial assets at fair value through profit or loss. The detailed accounting policies for receivables, available-for-sale financial assets and financial assets at fair value through profit or loss held by the Group are set out below.

(i) Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, including accounts receivable, notes receivable, other receivables and cash at bank and on hand.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative that are either designated in this category at initial recognition or not classified in any of the other categories. They are included in other current assets on the balance sheet if they are intended to be sold within 12 months of the balance sheet date.

(iii) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are mainly financial assets held for the purpose of selling in the short term. They are presented as financial assets held for trading on the balance sheet. Derivatives are also categorized as held for trading unless they are designated as hedges.

(iv) Recognition and measurement

Financial assets are recognised at fair value on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. Related transaction costs of financial assets at fair value through profit or loss are recorded in profit or loss when acquired. Related transaction costs of receivables and available-for-sale financial assets are recognised into the initial recognition costs. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or all substantial risks and rewards of ownership have been transferred to the transferee.

Financial assets at fair value through profit or loss and available-for-sale financial assets are subsequently measured at fair value. The investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at cost. Receivables are stated at amortised costs using the effective interest method.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

Changes in the fair values of available-for-sale financial assets are recorded into equity except for impairment losses and foreign exchange gains and losses arising from the transaction of monetary financial assets denominated in foreign currencies. When the financial asset is derecognised, the cumulative changes in fair value previously recognised in equity will be recognised in profit or loss. The interest of the available-for-sale debt instruments calculated using the effective interest method is recognised as investment income. The cash dividends declared by the investee on available-for-sale investments in equity instruments are recognised as investment income, which is recognised in profit or loss for the period.

(v) Impairment of financial assets

The Group assesses the carrying amount of receivables and available-for-sale financial assets at each balance sheet date. If there is objective evidence that a financial asset is impaired, an impairment provision shall be made.

If a financial asset carried at amortised cost is impaired, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred). If there is objective evidence that can prove the value of such financial asset has been recovered, and that it is related to events occurring subsequent to the recognition of impairment, the previously recognised impairment losses shall be reversed and the amount of the reversal will be recognised in the income statement.

When there is objective evidence that available-for-sale financial assets is impaired, the cumulative losses that have been recognised in equity as a result of the decline in the fair value shall be removed from equity and recognised as impairment losses in the income statement. For an investment in debt instrument classified as available-for-sale on which impairment losses have been recognised, if in a subsequent period the fair value increases and the increase can be objectively related to an event occurring after the impairment losses were recognised, the previously recognised impairment losses shall be reversed, and recognised in profit or loss. For available-for-sale on which impairment losses have been recognised, any subsequent increases in its fair value shall be directly recognised in equity.

(b) Financial liabilities

Financial liabilities are classified into the following categories at initial recognition: financial liabilities at fair value through profit or loss and other financial liabilities. Financial liabilities of the Group primarily comprise payables, loans and debentures payable classified as other financial liabilities.

Payables, including accounts payable, other payables, etc. are initially recognised at fair value, and subsequently measured at amortised costs using the effective interest method.

Loans and debentures payables are initially recognised at fair value less transaction costs, and subsequently measured at amortised costs using the effective interest method.

Other financial liabilities with terms of one year or less than one year are presented as current liabilities; other financial liabilities with terms more than one year but due within one year (including one year) from the balance sheet date are presented as current portion of non-current liabilities; others are presented as non-current liabilities.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

A financial liability may not be derecognised, in all or in part, until the present obligations of financial liabilities are all, or partly, dissolved. The difference between the carrying amount of the financial liability at the point of derecognition and the consideration paid shall be included in profit or loss.

(c) Determination of financial instruments’ fair value

Regarding financial instruments, for which there is an active market, the quotations in the active market shall be used to determine fair value. If there is no active market for a financial instrument, valuation techniques shall be adopted to determine the fair value. The valuation techniques include the prices employed by the parties, who are familiar with each other, in the latest market transactions upon their own free will, the current fair value obtained by referring to other financial instruments of essentially the same nature, and the discounted cash flow method, etc. When adopting any valuation technique, one shall employ, where possible, all the market parameters observable, and try to avoid using the parameters that relate particularly to the Group.

(7)	Inventories

Inventories include crude oil and other raw materials, work in progress, finished goods and turnover materials, and are measured at the lower of cost and net realisable value.

Cost of inventories is determined primarily using the weighted average method. The cost of finished goods and work in progress comprises cost of crude oil, other raw materials, direct labour and production overheads allocated based on normal operating capacity. Turnover materials include low cost consumables and packaging materials. Low cost consumables are amortised with graded amortisation method and packaging materials are expensed off in full.

Provision for decline in the value of inventories is measured as the excess of the carrying value of the inventories over their net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost to completion and estimated selling expenses and related taxes.

The Group adopts perpetual inventory system.

(8)	Long-term Equity Investments

Long-term equity investments comprise the Company’s equity investments in subsidiaries, and the Group’s equity investments in jointly controlled entities and associates.

Long-term equity investments acquired through business combinations: For a long-term equity investment acquired through a business combination under common control, the proportionate share of the carrying value of shareholders’ equity of the combined entity shall be treated as cost of the investment on the acquisition date. For a long-term equity investment acquired through a business combination not under common control, the acquisition costs paid shall be treated as the cost of the investment on acquisition date.

Long-term equity investments acquired through other than business combinations: For an acquisition settled in cash, the initial cost of investment shall be the actual cash consideration paid. For an acquisition settled by the issuance of equity securities, the initial cost of investment shall be the fair value of equity securities issued.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

(a) Subsidiaries

Subsidiaries are those entities over which the Group is able to control, i.e. has the power to govern the financial and operating policies so as to obtain benefits from the operating activities of these investees. The potential voting rights, including currently convertible company bonds and exercisable share warrants, are considered when assessing whether the Group has controls over the investees. Investments in subsidiaries are accounted for at cost in the financial statements of the Company and are consolidated after being adjusted by the equity method accounting in consolidated financial statements.

Long-term equity investments accounted for at cost are measured at the initial investment cost. The cash dividends or profit distributions declared by the investees are recognised as investment income in the income statement.

A listing of the Group’s principal subsidiaries is set out in Note 6(1).

(b) Jointly controlled entities and associates

Jointly controlled entities are those over which the Group is able to exercise joint control together with other ventures. Associates are those in which the Group has significant influence over the financial and operating policies.

The term “joint control” refers to the contractually agreed sharing of control over an economic activity. The joint control cannot exist without the unanimous consent of the investors who share the control, and unanimous consent is required when making important financial and operating decisions that relate to the above-mentioned economic activity.

The term “significant influence” refers to the power to participate in the formulation of financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties.

The investments in jointly controlled entities and associates are accounted for using the equity method accounting. The excess of the initial cost of the investment over the share of the fair value of the investee’s net identifiable assets is included in the initial cost of the investment. While the excess of the share of the fair value of the investee’s net identifiable assets over the cost of the investment is instead recognised in profit or loss in the period in which the investment is acquired and the cost of the long-term equity investment is adjusted accordingly.

Under the equity method accounting, the Group’s share of its investees’ post-acquisition profits or losses is recognised in the income statement. When the Group’s share of losses of an investee equals or exceeds the carrying amount of the long-term equity investment and other long-term interests which substantively form the net investment in the investee, the Group does not recognise further losses and provisions, unless it has obligations to bear extra losses which meet the criteria of recognition for liabilities according to the related standards for contingencies. Movements in the investee owner’s equity other than profit or loss should be proportionately recognised in the Group’s capital surplus, provided that the share interest of the investee remained unchanged. The share of the investee’s profit distribution or cash dividends declared is accounted for as a reduction of the carrying amount of the investment upon declaration. The profits or losses arising from the intra-Group transactions between the Group and its investees are eliminated to the extent of the Group’s interests in the investees, on the basis of which the investment income or losses are recognised. The loss on the intra-Group transaction between the Group and its investees, of which nature is asset impairment, is recognised in full amount, and the relevant unrealised loss is not allowed to be eliminated.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

(c) Impairment of long-term equity investments

For investments in subsidiaries, jointly controlled entities and associates, if the recoverable amount is lower than its carrying amount, the carrying amount shall be written down to the recoverable amount (Note 4(15)). If other long-term equity investment, for which there is no quotation in the active market, and for which a fair value cannot be reliably measured, suffers from any impairment, the difference between the carrying amount of the long-term equity investment and the current value of the future cash flow of similar financial assets, capitalised based on the returns ratio of the market at the same time, shall be recognised as an impairment loss. After an impairment loss has been recognised, it shall not be reversed in future accounting periods for the part whose value has been recovered.

(9)	Fixed Assets

Fixed assets comprise buildings, equipment and machinery, motor vehicles and other. Fixed assets purchased or constructed are initially recorded at cost. The fixed assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

Subsequent expenditures for fixed assets are included in the cost of fixed assets only when it is probable that in future economic benefits associated with the items will flow to the Group and the cost of the items can be measured reliably. The carrying amount of the replaced part is derecognised. All other subsequent expenditures are charged to profit or loss during the financial period in which they are incurred.

Fixed assets are depreciated using the straight-line method based on their costs less estimated residual values over their estimated useful lives. For those fixed assets being provided for impairment loss, the related depreciation charge is determined based on the carrying amounts less impairment over their remaining useful lives.

The estimated useful lives, estimated residual value ratios and annual depreciation rates of the fixed assets are as follows:

	Estimated useful lives	Estimated residual value ratio %	Annual depreciation rate %
Buildings	8 to 40 years	5	2.4 to 11.9
Equipment and Machinery	4 to 30 years	3 to 5	3.2 to 24.3
Motor Vehicles	4 to 14 years	5	6.8 to 23.8
Other	5 to 12 years	5	7.9 to 19.0

The estimated useful lives, estimated residual values and depreciation method of the fixed assets are reviewed, and adjusted if appropriate, at year end.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its recoverable amount (Note 4(15)).

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

The carrying amounts of fixed assets are derecognised when the fixed assets are disposed or no future economic benefits are expected from their use or disposal. When fixed assets are sold, transferred, disposed or damaged, gains or losses on disposal are determined by comparing the proceeds with the carrying amounts of the assets, adjusted by related taxes and expenses, and are recorded in profit or loss in the disposal period.

(10)	Oil and Gas Properties

Oil and gas properties include the mineral interests in properties, wells and related facilities arising from oil and gas exploration and production activities.

The costs of obtaining the mineral interests in properties are capitalised when they are incurred and are initially recognised at acquisition costs. Exploration license fee, production license fee, rent and other costs for retaining the mineral interests in properties, subsequent to the acquisition of the mineral interests in properties, are charged to profit or loss.

Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs. The drilling exploration costs are capitalised pending determination of whether the wells find proved oil and gas reserves. The non-drilling exploration costs are recorded in profit or loss when incurred.

Oil and gas development costs are capitalised as the respective costs of wells and related facilities for oil and gas development based on their intended use.

The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.

The oil and gas properties are amortised at the field level based on the unit of production method except for the mineral interests in unproved properties which are not subjected to depletion. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of production licenses.

The carrying amount of oil and gas properties other than the mineral interests in unproved properties is reduced to the recoverable amount when their recoverable amount is lower than their carrying amount. The carrying amount of the mineral interests in unproved properties is reduced to the fair value when their fair value is lower than their carrying amount (Note 4(15)).

(11)	Construction in progress

Construction in progress is recognised at actual cost. The actual cost comprises construction costs, other necessary costs incurred and the borrowing costs eligible for capitalisation to prepare the asset for its intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs, the successful efforts method is used for the capitalisation of the drilling exploration costs. Drilling exploration costs included in the oil and gas exploration costs are capitalised as wells and related facilities when the wells are completed and economically proved reserves are found. Drilling exploration costs related to the wells without economically proved reserves less the net residual value are recorded in profit or loss. The related drilling exploration costs for the sections of wells with economically proved reserves are capitalised as wells and related facilities, and the costs of other sections are recorded in profit or loss. Drilling exploration costs are temporarily capitalised pending the determination of whether economically proved reserves can be found within one year of the completion of the wells. For wells that are still pending determination of whether economically proved reserves can be found after one year of completion, the related drilling exploration costs remain temporarily capitalised only if sufficient reserves are found in those wells and further exploration activities are required to determine whether they are economically proved reserves or not, and further exploration activities are under way or firmly planned and are about to be implemented. Otherwise the related costs are recorded in profit or loss. If proved reserves are discovered in a well, for which the drilling exploration costs have been expensed previously, no adjustment should be made to the drilling exploration costs that were expensed, while the subsequent drilling exploration costs and costs for completion of the well are capitalised. The economically proved reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.

(12)	Intangible Assets

Intangible assets include land use rights and patents, etc., and are initially recorded at cost. The intangible assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valued amount approved by the relevant authorities managing the state-owned assets.

Land use rights are amortised using the straight-line method over 30 to 50 years. If it is impracticable to allocate the amount paid for the purchase of land use rights and buildings between the land use rights and the buildings on a reasonable basis, the entire amount is accounted for as fixed assets.

Patent and other intangible assets are initially recorded at actual cost, and amortised using the straight-line method over their estimated useful lives.

The carrying amount of intangible assets is written down to its recoverable amount when the recoverable amount is lower than the carrying amount (Note 4(15)). The estimated useful lives and amortisation method of the intangible assets with finite useful life are reviewed, and adjusted if appropriate, at each financial year-end.

(13)	Research and Development

Research expenditure incurred is recognised as an expense. Costs incurred on development projects shall not be capitalised unless they satisfy the following conditions simultaneously:

•	In respect of the technology, it is feasible to finish the intangible asset for use or sale;

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

•	It is intended by management to finish and use or sell the intangible asset;

•	It is able to prove the ways whereby the intangible asset is to generate economic benefits;

•

With the support of sufficient technologies, financial resources and other resources, it is able to finish the development of the intangible asset, and it is able to use or sell the intangible asset; and

•	The costs attributable to the development of the intangible asset can be reliably measured.

Costs incurred on development projects not satisfying the above conditions shall be recorded in profit or loss of the current period. Costs incurred on development recorded in profit or loss in previous accounting periods shall not be re-recognised as asset in future accounting periods. Costs incurred on development already capitalised shall be listed as development expenditure in the balance sheet, which shall be transferred to intangible asset from the date when the expected purposes of use are realised.

(14)	Long-term Prepaid Expenses

Long-term prepaid expenses include advance lease payments and other prepaid expenses that should be borne by current and subsequent periods and should be amortised over more than one year. Long-term prepaid expenses are amortised using the straight-line method over the expected beneficial periods and are presented at cost less accumulated amortisation.

(15)	Impairment of Non-current Assets

Fixed assets, oil and gas properties except for mineral interests in unproved properties, intangible assets with finite useful life and long-term equity investments are tested for impairment if there is any indication that an asset may be impaired at the balance sheet date. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount if the impairment test indicates that the recoverable amount is less than its carrying amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the estimated future cash flow expected to be derived from the asset. Impairment should be assessed and recognised for each individual asset. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash flow.

The goodwill presented separately in financial statements should be subject to impairment assessment at least on an annual basis regardless whether there exists any indicators of impairment. Where the impairment assessment indicates that, for the cash-generating unit (that includes the allocated goodwill), the recoverable amount is lower than the carrying value, then an impairment loss will be recorded.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

The mineral interests in unproved properties are tested annually for impairment. If the cost incurred to obtain a single property is significant, the impairment test is performed and the impairment loss is determined on the basis of the single property. If the cost incurred to obtain a single property is not significant and the geological structure features or reserve layer conditions are identical or similar to those of other adjacent properties, impairment tests are performed on the basis of a group of properties that consist of several adjacent mining areas with identical or similar geological structure features or reserve layer conditions.

Once an impairment loss of these assets is recognised, it is not allowed to be reversed even if the value can be recovered in subsequent period.

(16)	Borrowing Costs

Borrowing costs incurred that are directly attributable to the acquisition and construction of fixed assets and oil and gas properties, which require a substantial period of time for acquisition and construction activities to get ready for their intended use, are capitalised as part of the cost of the assets when capital expenditures and borrowing costs have already incurred and the activities of acquisition and construction necessary to prepare the assets to be ready for their intended use have commenced. The capitalisation of borrowing costs ceases when the assets are ready for their intended use. Borrowing costs incurred thereafter are expensed. Capitalisation of borrowing costs should be suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

For a borrowing taken specifically for the acquisition or construction activities for preparing fixed asset and oil and gas property eligible for capitalisation, the to-be-capitalised amount of interests shall be determined according to the actual costs incurred less any income earned on the unused borrowing fund as a deposit in the bank or as a temporary investment.

Where a general borrowing is used for the acquisition or construction of fixed asset and oil and gas property eligible for capitalisation, the enterprise shall calculate and determine the to-be-capitalised amount of interests on the general borrowing by multiplying the part of the accumulative asset disbursements in excess of the weighted average asset disbursement for the specifically borrowed fund by the weighted average actual rate of the general borrowing used. The actual rate is the rate used to discount the future cash flow of the borrowing during the expected existing period or the applicable shorter period to the originally recognised amount of the borrowing.

(17)	Employee Compensation

Employee compensation includes wages, salaries, allowances, employee welfare, social security contributions, housing provident funds, labour union funds, employee education funds and other relevant compensation incurred in exchange for services rendered by employees.

Except for severance pay, employee compensation is recognised as a liability during the period which employees render services, and it will be allocated into relevant costs and expenses to whichever the employee service is attributable.

(18)	Provisions

Provisions for product guarantee, quality onerous contracts etc. are recognised when the Group has present obligations, and it is probable that an outflow of economic benefits will be required to settle the obligations, and the amounts can be reliably estimated.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

Provisions are measured at the best estimate of the expenditures expected to be required to settle the present obligation. Factors surrounding the contingencies such as the risks, uncertainties and the time value of money shall be taken into account as a whole in reaching the best estimate of provisions. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash flows. The increase in the discounted amount of the provision arising from the passage of time is recognised as interest expense.

Asset retirement obligations which meet the criteria of provisions are recognised as provisions and the amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements, while a corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depleted as part of the costs of the oil and gas properties. Interest expenses from the assets retirement obligations for each period are recognised with the effective interest method during the useful life of the related oil and gas properties.

If the conditions for the recognition of the provisions are not met, the expenditures for the decommissioning, removal and site cleaning will be expensed in profit or loss when occurred.

(19)	Deferred Tax Assets and Deferred Tax Liabilities

Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences (temporary differences) arising between the tax bases of assets and liabilities and their carrying amounts. The deductible losses, which can be utilised against the future taxable profit in accordance with tax law, are regarded as temporary differences and a deferred tax asset is recognised accordingly. The deferred tax assets and deferred tax liabilities are not accounted for the temporary differences resulting from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profits (or deductible loss). Deferred tax assets and deferred tax liabilities are determined using tax rates that are expected to apply to the period when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets of the Group are recognised for deductible temporary differences and deductible losses and tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, deductible losses and tax credits can be utilised.

Deferred tax liabilities are recognised for taxable temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised for deductible temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, to the extent that, and only to the extent that, it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

Deferred tax assets and liabilities which meet the following conditions shall be presented on a net basis:

•	Deferred tax assets and liabilities are related to the income tax of the same entity within the Group levied by the same authority;

•	This entity is legally allowed to settle its current tax assets and liabilities on a net basis.

(20)	Revenue Recognition

The amount of revenue is determined in accordance with the fair value of the contractual consideration received or receivable for the sales of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of discounts and returns.

Revenue is recognised when specific criteria have been met for each of the Group’s activities as described below:

(a) Sales of goods

Revenue from sales of goods is recognised when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, and retains neither continuing managerial involvement nor effective control over the goods sold, and it is probable that the economic benefits associated with the transaction will flow to the Group and related revenue and cost can be measured reliably.

(b) Rendering of services

The Group recognises its revenue from rendering of services under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognised based on the costs incurred to date as a percentage of the total estimated costs to be incurred.

(c) Transfer of the assets use rights

Interest income is recognised on a time-proportion basis using the effective interest method.

Revenue from operating lease is recognised using the straight-line method over the period of the lease.

(21)	Leases

Leases that transfer substantially all the risks and rewards incidental to ownership of assets are classified as finance lease; other leases are operating leases. The Group had no significant finance lease.

Payments made under operating leases are charged to profit or loss on a straight-line basis over the period of the lease.

(22)	Dividend Distribution

Dividend distribution is recognised as a liability in the period in which it is approved by a resolution of shareholders’ general meeting.

(23)	Business Combination

(a) Business combination under common control

The consideration paid and the net assets obtained by the acquirer are measured at their carrying value. The difference between the carrying value of the net assets obtained and the carrying value of the consideration is adjusted against the capital surplus. If the capital surplus is not sufficient to be offset, the remaining balance is adjusted against retained earnings.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

Costs incurred directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired.

(b) Business combination not under common control

The acquisition costs paid and the identifiable net assets acquired by the acquirer are measured at their fair value at the acquisition date. Where the cost of combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill. Where the cost of combination is less than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised directly in profit or loss.

Costs which are directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired.

(24)	Basis of Preparation of Consolidated Financial Statements

The scope of consolidated financial statements includes the Company and its subsidiaries.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Subsidiaries acquired through business combination under common control are consolidated from the day when they are under common control with the Company of the ultimate controlling party, and their net profit earned before the combination date shall be presented separately in the consolidated income statement.

When the accounting policies and accounting periods of subsidiaries are not consistent with those of the Company, the Company will make necessary adjustments to the financial statements of the subsidiaries in accordance with the Company’s accounting policies and accounting periods. The financial statements of the subsidiaries acquired from the business combination not under common control are adjusted on the basis of the fair value of the identifiable net assets at the acquisition date when preparing the consolidated financial statements.

All material intercompany balances, transactions and unrealised gains within the Group are eliminated upon consolidation. The portion of the shareholders’ equity or net profit of the subsidiaries that is not attributable to the Company is treated as minority interests and presented separately within shareholders’ equity in the consolidated balance sheet or within net profit in the consolidated income statement.

(25)	Segment Reporting

The Group determines its operating segments based on its organisational structure, management requirements and internal reporting system. On the basis of these operating segments, the Group determines the reporting and disclosure of segmental information.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

An operating segment refers to a component of the Group that simultaneously meet the following criteria: (1) the component can generate revenue and incur expenses in ordinary activities; (2) the component’s operating results can be regularly reviewed by the Group’s management to make decisions about resource allocation to the component and assess its performance; (3) the Group can obtain financial information relating to the financial position, operating results and cash flows, etc. of the component. When two or more operating segments exhibit similar economic characteristics and meet certain requirements, the Group may aggregate these operating segments into a single operating segment.

The Group also discloses total external revenue derived from other regions outside mainland China and the total non-current assets located in other regions outside mainland China.

(26)	Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below:

(a) Estimation of oil and natural gas reserves

Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

(b) Estimation of impairment of fixed assets and oil and gas properties

Fixed assets and oil and gas properties are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as future price of crude oil, refined and chemical products and the production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets, whereas unfavourable changes may cause the assets to become impaired.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

(c) Estimation of asset retirement obligations

Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

5	TAXATION

The principal taxes and related tax rates of the Group are presented as below:

Types of taxes	Tax rate	Tax basis and method
Value Added Tax (the “VAT”)	11%, 13% or 17%	Based on taxable value added amount. Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less current period’s deductible VAT input.
Resource Tax	5%	Based on the revenue from sales of crude oil and natural gas.
Business Tax	3%	Based on income generated from transportation of crude oil and natural gas.
Consumption Tax	Based on quantities

Based on sales quantities of taxable products. RMB 1.0 yuan per litre for unleaded gasoline, RMB 0.8 yuan per litre for diesel, RMB 1.0 yuan per litre for naphtha, solvent oil and lubricant and RMB 0.8 yuan per litre for fuel oil.

Corporate Income Tax	15% or 25%	Based on taxable income.
Mineral Resources Compensation Fee	1%	Based on the revenue from sales of crude oil and natural gas.
Crude Oil Special Gain Levy	20% to 40%	Based on the sales of domestic crude oil at prices higher than a specific level.
City Maintenance and Construction Tax	1%, 5% or 7%	Based on the actual paid business tax, VAT and consumption tax.

On November 16, 2011, the MOF, State Administration of Taxation of the PRC (the “SAT”) implemented the ‘Change of Business Tax to Value Added Tax Pilot Program’ (“Pilot Program”), which set out detailed related implementation guidance and fundamental principles. Accordingly, the Pilot Program will be applicable to the transportation and certain modern service industries in Shanghai and Beijing from January 1, 2012 and September 1, 2012, respectively in respect of which VAT will be levied in lieu of Business Tax. Part of the Group’s pipeline transmission services will be subject to VAT rate of 11% in sucession.

Pursuant to the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the SAT on Issues Concerning a Proportionate Refund of VAT on Imported Natural Gas between 2011 and 2020 as well as Natural Gas Imported from Central Asia before the end of 2010 (Cai Guan Shui [2011] No.39), if the price of imported natural gas under any state-sanctioned natural gas import program is higher than the selling price fixed by the State, the VAT as paid by the Group on imported natural gas (including LNG) under the above program is refunded on a pro-rata basis by reference to the extent of the import price above the selling price fixed by the State.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

Pursuant to Order 605 of the State Council in respect of its Decision on the Amendments of the Provisional Regulations Governing Resource Tax of the PRC, resource tax on crude oil and natural gas payable by entities or individuals who extract crude oil and natural gas in the territory and waters over which the PRC has jurisdiction shall be imposed on ad valorem basis at 5% to 10% with effect from November 1, 2011. Pursuant to Order 66 jointly issued by the MOF and SAT in respect of the Implementation Rules under the Provisional Regulations Governing Resource Tax of the PRC, the tax rate applicable to crude oil and natural gas shall be 5%.

In accordance with the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the SAT on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy (Cai Shui [2011] No.58), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2020. Certain branches and subsidiaries of the Company in the Western China Region obtained the approval for the use of the preferential corporate income tax rate of 15%.

Pursuant to the Notice from the MOF on the Increase of the Threshold of the Crude Oil Special Gain Levy (Cai Qi [2011] No.480), the threshold of the crude oil special gain levy shall be increased to US$55, with effect from November 1, 2011. Notwithstanding such adjustment, the crude oil special gain levy continues to have 5 levels and is calculated and charged according to the progressive and valorem rates on the excess amounts.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

6	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS

(1) Principal subsidiaries

Company name	Type of subsidiary	Acquisition method	Country of incorporation	Registered capital	Principal activities	Type of Legal Entity	Legal representative	Closing effective investment cost	Attributable equity interest %	Attributable voting rights %	Consolidated or not
Daqing Oilfield Company Limited	Direct	Established	PRC	47,500	Exploration, production and sale of crude oil and natural gas	Limited liability company	Wang Yong chun	66,720	100.00	100.00	Yes
CNPC Exploration and Development Company Limited	Direct	Business combination under common control	PRC	16,100	Exploration, production and sale of crude oil and natural gas in and outside the PRC	Limited liability company	Bo Qiliang	23,778	50.00	57.14	Yes
PetroChina Hong Kong Limited	Direct	Established	HK	HK Dollar (“HKD”) 7,592 million	Investment holding. The principal activities of its subsidiaries, associates and jointly controlled entities are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC	Limited liability company	N/A	25,590	100.00	100.00	Yes
PetroChina International Investment Company Limited	Direct	Established	PRC	31,314	Investment holding. The principal activities of its subsidiaries and jointly controlled entities are the exploration, development and production of crude oil, natural gas, oilsands and coalbed methane outside the PRC	Limited liability company	Bo Qiliang	31,314	100.00	100.00	Yes
PetroChina International Company Limited	Direct	Established	PRC	14,000	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC	Limited liability company	Wang Lihua	14,857	100.00	100.00	Yes
PetroChina Northwest United Pipeline Company Limited (a)	Direct	Established	PRC	62,500	Storage, transportation and development of crude oil and nature gas; construction and related technology consulting of petroleum and natural gas pipeline project; import and export of goods and technology; purchase and sale of materials in the PRC	Limited liability company	Huang Weihe	19,500	52.00	52.00	Yes

(a)	In December 2012, PetroChina Northwest United Pipeline Company Limited, of which the Company has a 52% stake, was established with an issued capital of RMB 62,500 million by the Company and other investors to co-fund the third West East Gas Pipeline that would take central Asian gas to China’s southeastern coast. The first tranche of paid-up capital, amounting to RMB 37,500 million has been paid then.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

(2) Exchange rates of international operations’ major financial statement items

Company name	Assets and liabilities
	December 31, 2012	December 31, 2011
PetroKazakhstan Inc.	USD 1=RMB 6.2855 yuan	USD 1=RMB 6.3009 yuan
PetroChina Hong Kong Limited	HKD 1=RMB 0.8109 yuan	HKD 1=RMB 0.8107 yuan
Singapore Petroleum Company Limited	SGD 1=RMB 5.1028 yuan	SGD 1=RMB 4.8582 yuan

Equity items except for the retained earnings, revenue, expense and cash flows items are translated into RMB at the approximate exchange rates at the date of the transactions.

7	CASH AT BANK AND ON HAND

	December 31, 2012	December 31, 2011
Cash on hand	98	82
Cash at bank	48,531	63,472
Other cash balances	1,324	745

	49,953	64,299

The Group’s cash at bank and on hand included the following foreign currencies as of December 31, 2012:

	Foreign currency	Exchange rate	RMB equivalent
USD	1,741	6.2855	10,943
HKD	8,118	0.8109	6,583
Tenge	17,470	0.0415	725
Other			1,085

			19,336

The Group’s cash at bank and on hand included the following foreign currencies as of December 31, 2011:

	Foreign currency	Exchange rate	RMB equivalent
USD	2,932	6.3009	18,474
HKD	1,242	0.8107	1,007
Tenge	10,729	0.0425	456
Other			2,536

			22,473

The Group’s cash at bank and on hand in foreign currencies mainly comprise cash at bank.

As of December 31, 2012, time deposits of USD 590 million are impawned as collateral for long-term borrowings of USD 590 million (Note 31).

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

8	NOTES RECEIVABLE

Notes receivable represents mainly bills of acceptance issued by banks for the sale of goods and products.

As of December 31, 2012, all notes receivable of the Group are due within one year.

9	ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

(a) Accounts receivable

	Group		Company
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Accounts receivable	65,035	54,672	4,658	3,984
Less: Provision for bad debts	(585)	(850)	(460)	(687)

	64,450	53,822	4,198	3,297

The aging of accounts receivable and related provision for bad debts are analysed as follows:

	Group
	December 31, 2012			December 31, 2011
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	64,034	99	(3)	53,622	98	(17)
1 to 2 years	323	—	(17)	98	—	(1)
2 to 3 years	29	—	—	21	—	—
Over 3 years	649	1	(565)	931	2	(832)

	65,035	100	(585)	54,672	100	(850)

	Company
	December 31, 2012			December 31, 2011
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	4,097	88	—	3,199	81	—
1 to 2 years	35	1	—	15	—	—
2 to 3 years	8	—	—	8	—	—
Over 3 years	518	11	(460)	762	19	(687)

	4,658	100	(460)	3,984	100	(687)

As of December 31, 2012, accounts receivable of the Group from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 16,301 (December 31, 2011: RMB 9,725).

As of December 31, 2012, the top five debtors of accounts receivable of the Group amounted to RMB 31,190, representing 48% of total accounts receivable.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

During the year ended December 31, 2012 and December 31, 2011, the Group had no significant write-off of the provision for bad debts of accounts receivable.

(b) Other receivables

	Group		Company
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Other receivables	16,708	11,224	49,092	23,167
Less: Provision for bad debts	(2,543)	(2,648)	(768)	(845)

	14,165	8,576	48,324	22,322

The aging analysis of other receivables and the related provision for bad debts are analysed as follows:

	Group
	December 31, 2012			December 31, 2011
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	12,473	74	(1)	6,751	60	(5)
1 to 2 years	660	4	(4)	1,223	11	(4)
2 to 3 years	643	4	(2)	303	3	(1)
Over 3 years	2,932	18	(2,536)	2,947	26	(2,638)

	16,708	100	(2,543)	11,224	100	(2,648)

	Company
	December 31, 2012			December 31, 2011
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	47,387	96	—	21,631	94	(3)
1 to 2 years	322	1	—	469	2	(4)
2 to 3 years	454	1	(1)	69	—	—
Over 3 years	929	2	(767)	998	4	(838)

	49,092	100	(768)	23,167	100	(845)

As of December 31, 2012, other receivables of the Group from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 1,772 (December 31, 2011: RMB 546).

As of December 31, 2012, the top five debtors of other receivables of the Group amounted to RMB 7,851, representing 47% of total other receivables.

During the year ended December 31, 2012 and December 31, 2011, the Group had no significant write-off of the provision for bad debts of other receivables.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

10	ADVANCES TO SUPPLIERS

	December 31, 2012	December 31, 2011
Advances to suppliers	32,827	39,308
Less: Provision for bad debts	(14)	(12)

	32,813	39,296

As of December 31, 2012 and 2011, advances to suppliers of the Group are mainly aged within one year.

As of December 31, 2012, advances to suppliers from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 17,149 (December 31, 2011: RMB 19,161).

11	INVENTORIES

	December 31, 2012	December 31, 2011
Cost

Crude oil and other raw materials	77,452	61,601
Work in progress	16,280	16,924
Finished goods	120,987	104,545
Turnover materials	43	43

	214,762	183,113
Less: Write down in inventories	(645)	(860)

Net book value	214,117	182,253

12	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2012	December 31, 2011
Available-for-sale debenture	4	4
Available-for-sale equity instrument	2,127	2,163
Less: Provision for impairment	(375)	(379)

	1,756	1,788

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

13	LONG-TERM EQUITY INVESTMENTS

	Group
	December 31, 2011	Addition	Reduction	December 31, 2012
Associates and jointly controlled entities (a)	70,465	15,239	(5,901)	79,803

Less : Provision for impairment (b)	(190)			(188)

	70,275			79,615

	Company
	December 31, 2011	Addition	Reduction	December 31, 2012
Subsidiaries (c)	212,935	34,568	(141)	247,362
Associates and jointly controlled entities	15,990	3,378	(578)	18,790

Less : Provision for impairment	(183)			(213)

	228,742			265,939

As of December 31, 2012, the above-mentioned investments are not subject to restriction on conversion into cash or remittance of investment income.

(a) Principal associates and jointly controlled entities of the Group

	Country of incorporation	Principal activities	Registered capital	Interest held %	Voting rights %	December 31, 2012			For the year ended December 31, 2012
						Total assets	Total liabilities	Total net assets	Revenue	Net profit
Dalian West Pacific Petrochemical Co., Ltd.	PRC	Production and sale of petroleum and petrochemical products	USD 258 million	28.44	28.44	9,026	12,462	(3,436)	38,675	(1,974)

China Marine Bunker (PetroChina) Co., Ltd.	PRC	Oil import and export trade and transportation, sale and storage	1,000	50.00	50.00	11,152	8,634	2,518	58,018	(618)

China Petroleum Finance Co., Ltd.	PRC	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business	5,441	49.00	49.00	593,445	562,778	30,667	13,824	4,688

Arrow Energy Holdings Pty Ltd.	Australia	Exploration, development and sale of coal seam gas	AUD 2	50.00	50.00	54,894	19,925	34,969	1,162	(3,592)

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

Investments in principal associates and jointly controlled entities are listed below:

	Investment cost	December 31, 2011	Addition	Reduction	Share of profit of investees under equity method	Cash dividend declared	Currency translation differences	Associates transferred to subsidiaries	December 31, 2012
Dalian West Pacific Petrochemical Co., Ltd.	566	—	—	—	—	—	—	—	—
China Marine Bunker (PetroChina) Co., Ltd.	740	1,531	19	—	(322)	(54)	—	—	1,174
China Petroleum Finance Co., Ltd.	9,917	12,972	175	—	2,297	—	(69)	—	15,375
Arrow Energy Holdings Pty Ltd.	19,407	18,021	996	(16)	(1,796)	—	259	—	17,464

(b) Provision for impairment

	December 31, 2012	December 31, 2011
Associates and jointly controlled entities
PetroChina Shouqi Sales Company Limited	(60)	(60)
PetroChina Beiqi Sales Company Limited	(49)	(49)
Other	(79)	(81)

	(188)	(190)

(c) Subsidiaries

Principal subsidiaries of the Company:

	December 31, 2012		For the year ended December 31, 2012
	Total assets	Total liabilities	Revenue	Net profit
Daqing Oilfield Company Limited	214,980	94,313	202,704	65,574
CNPC Exploration and Development Company Limited	142,457	39,449	63,945	19,322
PetroChina Hong Kong Limited	86,266	35,784	27,090	7,489
PetroChina International Investment Company Limited	79,279	45,311	13,042	(370)
PetroChina International Company Limited	144,294	111,838	854,912	2,924
PetroChina Northwest United Pipeline Company Limited	37,500	19	—	(19)

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

Investments in subsidiaries:

	Investment cost	December 31, 2011	Additional investment	Disposal or deduction of capital	Transferred to branches	December 31, 2012
Daqing Oilfield Company Limited	66,720	66,720	—	—	—	66,720
CNPC Exploration and Development Company Limited	23,778	23,778	—	—	—	23,778
PetroChina Hong Kong Limited	25,590	25,590	—	—	—	25,590
PetroChina International Investment Company Limited	31,314	31,314	—	—	—	31,314
PetroChina International Company Limited	14,857	10,857	4,000	—	—	14,857
PetroChina Northwest United Pipeline Company Limited	19,500	—	19,500	—	—	19,500
Other		54,676	11,068	(126)	(15)	65,603

Total		212,935	34,568	(126)	(15)	247,362

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

14	FIXED ASSETS

	December 31, 2011	Addition	Reduction	December 31, 2012
Cost
Buildings	146,674	19,369	(1,810)	164,233
Equipment and Machinery	620,039	121,862	(6,555)	735,346
Motor Vehicles	26,819	2,296	(636)	28,479
Other	14,184	2,051	(244)	15,991

Total	807,716	145,578	(9,245)	944,049

Accumulated depreciation
Buildings	(42,321)	(7,782)	850	(49,253)
Equipment and Machinery	(262,532)	(42,210)	4,705	(300,037)
Motor Vehicles	(13,134)	(2,244)	574	(14,804)
Other	(5,473)	(1,149)	180	(6,442)

Total	(323,460)	(53,385)	6,309	(370,536)

Fixed assets, net
Buildings	104,353			114,980
Equipment and Machinery	357,507			435,309
Motor Vehicles	13,685			13,675
Other	8,711			9,549

Total	484,256			573,513

Provision for impairment
Buildings	(3,644)	(61)	138	(3,567)
Equipment and Machinery	(24,379)	(918)	978	(24,319)
Motor Vehicles	(50)	—	—	(50)
Other	(98)	(2)	2	(98)

Total	(28,171)	(981)	1,118	(28,034)

Net book value
Buildings	100,709			111,413
Equipment and Machinery	333,128			410,990
Motor Vehicles	13,635			13,625
Other	8,613			9,451

Total	456,085			545,479

Depreciation provided on fixed assets for the year ended December 31, 2012 was RMB 50,356. Cost transferred from construction in progress to fixed assets was RMB 135,080.

As of December 31, 2012, the Group’s fixed assets under operating leases are mainly equipment and machinery, the net book value of which amounted to RMB 993.

As of December 31, 2012, fixed assets of a net book value of RMB 11 are pledged as collateral for the Group’s short-term borrowings of RMB 10 (Note 22).

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

15	OIL AND GAS PROPERTIES

	December 31, 2011	Addition	Reduction	December 31, 2012
Cost
Mineral interests in proved properties	6,865	12,198	—	19,063
Mineral interests in unproved properties	9,578	13,007	(473)	22,112
Wells and related facilities	1,139,463	161,322	(11,747)	1,289,038

Total	1,155,906	186,527	(12,220)	1,330,213

Accumulated depletion
Mineral interests in proved properties	(353)	(319)	2	(670)
Wells and related facilities	(498,712)	(93,709)	8,857	(583,564)

Total	(499,065)	(94,028)	8,859	(584,234)

Oil and gas properties, net
Mineral interests in proved properties	6,512			18,393
Mineral interests in unproved properties	9,578			22,112
Wells and related facilities	640,751			705,474

Total	656,841			745,979

Provision for impairment
Mineral interests in proved properties	—	—	—	—
Mineral interests in unproved properties	—	—	—	—
Wells and related facilities	(12,236)	(458)	298	(12,396)

Total	(12,236)	(458)	298	(12,396)

Net book value
Mineral interests in proved properties	6,512			18,393
Mineral interests in unproved properties	9,578			22,112
Wells and related facilities	628,515			693,078

Total	644,605			733,583

Depletion provided on oil and gas properties for the year ended December 31, 2012 was RMB 93,766.

As of December 31, 2012, the asset retirement obligations capitalised in the cost of oil and gas properties amounted to RMB 69,349. Related depletion charge for the year ended December 31, 2012 was RMB 5,628.

16	CONSTRUCTION MATERIALS

The Group’s construction materials mainly represent the actual cost of materials purchased for construction projects.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

17	CONSTRUCTION IN PROGRESS

Project Name	Budget	December 31, 2011	Addition	Transferred to fixed assets or oil and gas properties	Other reduction	December 31, 2012	Proportion of construction compared to budget %	Capitalised interest expense	Including: capitalised interest expense for current year	Source of fund
Second West-East Gas Pipeline	142,243	26,349	18,510	(23,900)	—	20,959	70	1,081	754	Self & Loan
Third Shaanxi-Beijing Gas Pipeline	10,989	2,256	1,258	(2,142)	—	1,372	92	419	91	Self & Loan
Fushun Petrochemical 0.8 million tons per year ethylene expansion project	15,059	11,860	1,624	(11,010)	—	2,474	90	689	229	Self & Loan
PetroChina Sichuan project with an ethylene output of 0.8 million tons per year	18,658	10,402	5,445	(1)	—	15,846	86	114	114	Self & Loan
Sichuan 10 million tons crude oil per year refinery project	16,313	7,813	4,885	—	—	12,698	78	100	100	Self & Loan
Hong Kong Branch of West-East Gas Pipeline	3,500	5	3,111	—	—	3,116	89	37	37	Self & Loan
Other		202,801	282,377	(246,341)	(12,128)	226,709		5,329	3,453

		261,486	317,210	(283,394)	(12,128)	283,174		7,769	4,778
Less:
Provision for impairment		(125)				(115)

		261,361				283,059

For the year ended December 31, 2012, the capitalised interest expense amounted to RMB 4,778 (2011: RMB 3,959). The annual interest rates used to determine the capitalised amount in 2012 are from 5.760% to 6.210%.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

18	INTANGIBLE ASSETS

	December 31, 2011	Addition	Reduction	December 31, 2012
Cost
Land use rights	38,337	8,097	(269)	46,165
Patents	3,186	480	—	3,666
Other (i)	19,177	3,749	(397)	22,529

Total	60,700	12,326	(666)	72,360

Accumulated amortisation
Land use rights	(4,770)	(1,205)	24	(5,951)
Patents	(2,039)	(222)	—	(2,261)
Other	(5,594)	(1,648)	213	(7,029)

Total	(12,403)	(3,075)	237	(15,241)

Intangible assets, net
Land use rights	33,567			40,214
Patents	1,147			1,405
Other	13,583			15,500

Total	48,297			57,119

Provision for impairment	(697)	—	4	(693)

Net book value	47,600			56,426

(i)	Other intangible assets principally include non-proprietary technology and trademark use right etc.

Amortisation provided on intangible assets for the year ended December 31, 2012 was RMB 3,049.

Research and development expenditures for the year ended December 31, 2012 amounted to RMB 14,453 (2011: RMB 13,224), which have been recognised in profit or loss.

19	GOODWILL

Goodwill primarily relates to the acquisition of Singapore Petroleum Company and INEOS Refining Limited, completed in 2009 and 2011 respectively. The recoverable amount of all cash-generating units has been determined based on the higher of an asset’s fair value less costs to sell and the present value of the future cash flows expected to be derived from the asset. These calculations use pre-tax cash flow projections based on financial budgets approved by management. The discount rates used are pre-tax and reflect specific risks relating to the cash-generating unit. Based on the estimated recoverable amount, no impairment was identified.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

20	LONG-TERM PREPAID EXPENSES

	December 31, 2011	Addition	Reduction	December 31, 2012
Advance lease payments (i)	15,190	3,953	(2,674)	16,469
Other	6,603	3,208	(1,929)	7,882

Total	21,793	7,161	(4,603)	24,351

(i)	Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities.

Amortisation provided on long-term prepaid expenses for the year ended December 31, 2012 was RMB 3,364.

21	PROVISION FOR ASSETS

	December 31, 2011		Reduction		December 31, 2012
		Addition	Reversal	Write-off
Bad debts provision	3,510	15	(45)	(338)	3,142
Including:
Bad debts provision for accounts receivable	850	6	(35)	(236)	585
Bad debts provision for other receivables	2,648	2	(10)	(97)	2,543
Bad debts provision for advances to suppliers	12	7	—	(5)	14
Provision for declines in the value of inventories	860	624	(81)	(758)	645
Provision for impairment of available-for-sale financial assets	379	5	—	(9)	375
Provision for impairment of long-term equity investments	190	4	—	(6)	188
Provision for impairment of fixed assets	28,171	981	—	(1,118)	28,034
Provision for impairment of oil and gas properties	12,236	458	—	(298)	12,396
Provision for impairment of construction in progress	125	2	—	(12)	115
Provision for impairment of intangible assets	697	—	—	(4)	693

Total	46,168	2,089	(126)	(2,543)	45,588

22	SHORT-TERM BORROWINGS

	December 31, 2012	December 31, 2011
Guarantee - RMB	130	260
Pledge - RMB	10	22
Unsecured - RMB	97,058	58,342
Unsecured - USD	42,277	36,686
Unsecured - JPY	3,934	3,561
Unsecured - Other	—	956

	143,409	99,827

As of December 31, 2012, the above-mentioned guaranteed borrowings which were guaranteed by CNPC and its subsidiaries amounted to RMB 130.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

As of December 31, 2012, the above-mentioned pledged borrowings were secured by fixed assets of a net book value of RMB 11 (December 31, 2011: fixed assets of a net book value of RMB 15 and intangible assets of a net book value of RMB 1) as collateral.

The weighted average interest rate for short-term borrowings as of December 31, 2012 is 3.73% per annum (December 31, 2011: 3.81%).

23	NOTES PAYABLE

As of December 31, 2012 and 2011, notes payable mainly represented bank accepted notes. All notes are matured within one year.

24	ACCOUNTS PAYABLE

As of December 31, 2012, accounts payable included amounts payable to shareholders who hold 5% or more of the voting rights in the Company RMB 78,161 (December 31, 2011: RMB 61,418).

As of December 31, 2012, accounts payable aged over one year amounted to RMB 26,940 (December 31, 2011: RMB 19,860), and mainly comprised payables to several suppliers and were not settled.

25	ADVANCES FROM CUSTOMERS

As of December 31, 2012, advances from customers included amount payable to shareholders who hold 5% or more of the voting rights in the Company RMB 1,159 (December 31, 2011: RMB 1,658).

26	EMPLOYEE COMPENSATION PAYABLE

	December 31, 2011	Addition	Reduction	December 31, 2012
Wages, salaries and allowances	3,278	70,172	(71,977)	1,473
Staff welfare	2	7,868	(7,870)	—
Social security contributions	799	20,899	(20,922)	776
Including: Medical insurance	543	5,440	(5,448)	535
Basic endowment insurance	135	10,928	(10,940)	123
Unemployment insurance	36	1,066	(1,064)	38
Work-related injury insurance	29	538	(540)	27
Maternity insurance	14	267	(268)	13
Housing provident funds	67	6,458	(6,453)	72
Labour union funds and employee education funds	1,747	2,576	(2,552)	1,771
Other	98	88	(117)	69

	5,991	108,061	(109,891)	4,161

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

As of December 31, 2012, employee benefits payable did not contain any balance in arrears.

27	TAXES PAYABLE

	December 31, 2012	December 31, 2011
Income tax payable	12,708	18,310
Consumption tax payable	9,846	18,793
Crude oil special gain levy payable	20,573	51,493
Other	28,918	31,144

	72,045	119,740

28	OTHER PAYABLES

As of December 31, 2012, other payables included amounts payable to shareholders who hold 5% or more of the voting rights in the Company RMB 1,668 (December 31, 2011: RMB 1,864).

As of December 31, 2012, other payables mainly comprised deposits and payments made on behalf, and other payables aged over one year amounted to RMB 7,541 (December 31, 2011: RMB 6,768).

29	PROVISIONS

	December 31, 2011	Addition	Reduction	December 31, 2012
Assets retirement obligations	68,702	15,756	(530)	83,928

	68,702	15,756	(530)	83,928

Assets retirement obligations are related to oil and gas properties.

30	CURRENT PORTION OF NON-CURRENT LIABILITIES

	December 31, 2012	December 31, 2011
Long-term borrowings due within one year
Guarantee - RMB	36	3
Guarantee - Other	23	22
Pledge - RMB	—	2
Unsecured - RMB	6,048	5,181
Unsecured - USD	207	2,625
Unsecured - Other	24	38

	6,338	7,871
Debentures payable due within one year	1,500	30,000

	7,838	37,871

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

The above-mentioned guaranteed borrowings due within one year were mainly guaranteed by CNPC and its subsidiaries.

The five largest long-term borrowings due within one year:

	Starting date	Termination date	Currency	Rate	December 31, 2012		December 31, 2011
					Foreign currency	RMB	Foreign currency	RMB
China Petroleum Finance Co.,Ltd.	March 14, 2010	March 14, 2013	RMB	Three year benchmark lending rate minus 20%	—	4,000	—	—

China Petroleum Finance Co.,Ltd.	August 12, 2010	August 12, 2013	RMB	Three year benchmark lending rate minus 20%	—	1,000	—	—

China Petroleum Finance Co.,Ltd.	July 14, 2010	July 14, 2013	RMB	Three year benchmark lending rate minus 20%	—	350	—	—

China Petroleum Finance Co.,Ltd.	October 14, 2010	October 14, 2013	RMB	Three year benchmark lending rate minus 20%	—	250	—	—

China Petroleum Finance Co.,Ltd.	July 4, 2011	August 25, 2013	RMB	Three year benchmark lending rate minus 10%	—	110	—	—

						5,710		—

31	LONG-TERM BORROWINGS

	December 31, 2012	December 31, 2011
Guarantee - RMB	150	3,253
Guarantee - USD	9	—
Guarantee - Other	153	143
Pledge - RMB	—	14
Impawn - USD	3,708	—
Unsecured - RMB	193,145	94,655
Unsecured - USD	16,509	19,525
Unsecured - CAD	—	2,936
Unsecured - Other	204	273

	213,878	120,799
Less: Long-term borrowings due within one year (Note 30)	(6,338)	(7,871)

	207,540	112,928

The above-mentioned impawned borrowings were impawned by time deposit of USD 590 million.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

The above-mentioned guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries.

The maturities of long-term borrowings at the dates indicated are analysed as follows:

	December 31, 2012	December 31, 2011
Between one and two years	65,731	12,943
Between two and five years	76,947	91,029
After five years	64,862	8,956

	207,540	112,928

The weighted average interest rate for long-term borrowings as of December 31, 2012 is 4.56% (December 31, 2011: 4.38%).

The fair values of long-term borrowings amounted to RMB 209,484 (December 31, 2011: RMB 119,975). The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates as at balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the above-mentioned borrowings).

The five largest long-term borrowings:

	Starting date	Termination date	Currency	Rate	December 31, 2012		December 31, 2011
					Foreign currency	RMB	Foreign currency	RMB
China Petroleum Finance Co., Ltd.	April 22, 2011	March 21, 2014	RMB	4.55%	—	10,000	—	10,000
China Petroleum Finance Co., Ltd.	October 22, 2011	October 22, 2015	RMB	3.95%	—	10,000	—	10,000
China Petroleum Finance Co., Ltd.	October 22, 2011	October 22, 2015	RMB	4.16%	—	10,000	—	10,000
China Petroleum Finance Co., Ltd.	April 22, 2011	March 21, 2016	RMB	4.94%	—	10,000	—	10,000
Bank of Kunlun Co., Ltd.	October 20, 2011	October 13, 2014	RMB	5.81%	—	10,000	—	10,000

						50,000		50,000

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

32	DEBENTURES PAYABLE

Debentures’ Name	Issue date	Term of Debentures	Annual interest rate%	December 31, 2011	Addition	Reduction	December 31, 2012
2003 PetroChina Company Limited Corporate debentures	October 28, 2003	10 - year	4.11	1,500	—	—	1,500
2009 PetroChina Company Limited first tranche medium-term notes	January 13, 2009	3 - year	2.70	15,000	—	(15,000)	—
2009 PetroChina Company Limited second tranche medium-term notes	March 19, 2009	3 - year	2.28	15,000	—	(15,000)	—
2009 PetroChina Company Limited third tranche medium-term notes	May 26, 2009	5 - year	3.35	15,000	—	—	15,000
2010 PetroChina Company Limited first tranche medium-term notes	February 5, 2010	7 - year	4.60	11,000	—	—	11,000
2010 PetroChina Company Limited second tranche medium-term notes (i)	May 19, 2010	7 - year	3.97	20,000	—	—	20,000
2010 PetroChina Company Limited third tranche medium-term notes	May 19, 2010	5 - year	3.97	20,000	—	—	20,000
2012 PetroChina Company Limited Corporate debentures first tranche - 5 years	November 22, 2012	5 - year	4.55	—	16,000	—	16,000
2012 PetroChina Company Limited Corporate debentures first tranche - 10 years	November 22, 2012	10 - year	4.90	—	2,000	—	2,000
2012 PetroChina Company Limited Corporate debentures first tranche - 15 years	November 22, 2012	15 - year	5.04	—	2,000	—	2,000
Other				247	—	(13)	234

				97,747	20,000	(30,013)	87,734

Less: Debentures Payable due within one year (Note 30)				(30,000)			(1,500)

				67,747			86,234

(i)	The second tranche medium-term notes has a term of 7 years, with an option to determine the interest rate for the issuer and a put option for the investors at the end of the fifth year.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

The above-mentioned debentures were issued at the par value, without premium or discount.

As of December 31, 2012, the above-mentioned debentures which were guaranteed by CNPC and its subsidiaries amounted to RMB 21,500.

The fair values of the debentures amounted to RMB 86,427 (December 31, 2011: RMB 95,354). The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates as at balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the above-mentioned borrowings).

33	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before offset are listed as below:

(a) Deferred tax assets

	December 31, 2012		December 31, 2011
	Deferred tax assets	Deductible temporary differences	Deferred tax assets	Deductible temporary differences
Provision for impairment of assets	5,972	26,473	6,086	26,913
Wages and welfare	765	3,521	847	3,857
Carry forward of losses	1,770	4,235	358	1,423
Other	14,178	58,614	12,985	53,365

	22,685	92,843	20,276	85,558

(b) Deferred tax liabilities

	December 31, 2012		December 31, 2011
	Deferred tax liabilities	Taxable temporary differences	Deferred tax liabilities	Taxable temporary differences
Depreciation and depletion of fixed assets and oil and gas properties	39,099	152,509	36,999	147,638
Other	4,352	26,452	3,443	19,385

	43,451	178,961	40,442	167,023

Deferred tax assets and liabilities after offset are listed as below:

	December 31, 2012	December 31, 2011
Deferred tax assets	1,443	505
Deferred tax liabilities	22,209	20,671

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

34	SHARE CAPITAL

	December 31, 2012	December 31, 2011
H shares	21,099	21,099
A shares	161,922	161,922

	183,021	183,021

The assets and liabilities injected by CNPC in 1999 had been valued by China Enterprise Appraisal Co., The net assets injected by CNPC had been exchanged for 160 billion state-owned shares of the Company with a par value of RMB 1.00 yuan per share. The excess of the value of the net assets injected over the par value of the state-owned shares had been recorded as capital surplus.

Pursuant to the approval of CSRC, on April 7, 2000, the Company issued 17,582,418,000 foreign capital stock, in which 1,758,242,000 shares were converted from the prior state-owned shares of the Company owned by CNPC.

The above-mentioned foreign capital stock represented by 13,447,897,000 H shares and 41,345,210 ADS (each representing 100 H shares), were listed on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange Inc. on April 7, 2000 and April 6, 2000, respectively.

The Company issued 3,196,801,818 new H shares with a par value of RMB 1.00 yuan per share on September 15, 2005. CNPC also converted 319,680,182 state-owned shares it held into H shares and sold them concurrently with PetroChina’s issuance of new H shares.

The Company issued 4,000,000,000 A shares with a par value of RMB 1.00 yuan per share on October 31, 2007. The A shares were listed on the Shanghai Stock Exchange on November 5, 2007.

Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

35	CAPITAL SURPLUS

	December 31, 2011	Addition	Reduction	December 31, 2012
Capital premium	70,679	2,599	(77)	73,201
Other capital surplus
Capital surplus under the old CAS	40,955	—	—	40,955
Changes in fair values of available-for-sale financial assets	133	3	—	136
Other	1,111	475	—	1,586

	112,878	3,077	(77)	115,878

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

36	SURPLUS RESERVES

	December 31, 2011	Addition	Reduction	December 31, 2012
Statutory Surplus Reserves	151,240	10,343	—	161,583
Discretionary Surplus Reserves	40	—	—	40

	151,280	10,343	—	161,623

Pursuant to the Company Law of PRC, the Company’s Articles of Association and the resolution of Board of Directors, the Company is required to transfer 10% of its net profit to a Statutory Surplus Reserves. Appropriation to the Statutory Surplus Reserves may be ceased when the fund aggregates to 50% of the Company’s registered capital. The Statutory Surplus Reserves may be used to make good previous years’ losses or to increase the capital of the Company upon approval.

The Discretionary Surplus Reserves is approved by a resolution of shareholders’ general meeting after Board of Directors’ proposal. The Company may convert its Discretionary Surplus Reserves to make good previous years’ losses or to increase the capital of the Company. The Company has not extracted Discretionary Surplus Reserves for the year ended December 31, 2012 (2011: None).

37	UNDISTRIBUTED PROFITS

2012
Undistributed profits at beginning of the period	551,598
Add: Net profit attributable to equity holders of the Company	115,323
Special reserve - Safety Fund	161
Less: Appropriation to statutory surplus reserves	(10,343)
Ordinary share dividends payable	(58,041)
Other	(12)

Undistributed profits at end of the period	598,686

At the meeting on March 21, 2013, the Board of Directors proposed final dividends attributable to equity holders of the Company in respect of 2012 of RMB 0.13106 yuan per share, amounting to a total of RMB 23,985, according to the issued 183,021 million shares. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the balance sheet date and have not been approved by shareholders in the Annual General Meeting.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

38	MINORITY INTERESTS

Minority interests attributable to minority shareholders of subsidiaries

	December 31, 2012	December 31, 2011
CNPC Exploration and Development Company Limited	47,109	41,577
PetroKazakhstan Inc.	3,354	4,172
KunLun Energy Company Limited	14,047	9,361
PetroChina Northwest United Pipeline Company Limited	17,991	—
Other	34,118	24,571

	116,619	79,681

39	OPERATING INCOME AND COST OF SALES

	Group
	2012	2011
Income from principal operations (a)	2,154,406	1,965,041
Income from other operations (b)	40,890	38,802

	2,195,296	2,003,843

	Group
	2012	2011
Cost of sales from principal operations (a)	1,593,965	1,388,749
Cost of sales from other operations (b)	40,854	36,535

	1,634,819	1,425,284

Income from the Group’s five largest customers for the year ended December 31, 2012 was RMB 268,048, representing 12% of the Group’s total operating income.

	Company
	2012	2011
Income from principal operations (a)	1,307,980	1,262,417
Income from other operations (b)	29,177	25,406

	1,337,157	1,287,823

	Company
	2012	2011
Cost of sales from principal operations (a)	971,095	914,129
Cost of sales from other operations (b)	29,122	24,839

	1,000,217	938,968

Income from the Company’s five largest customers for the year ended December 31, 2012 was RMB 149,632, representing 11% of the Company’s total operating income.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

(a) Income and cost of sales from principal operations

	Group
	2012		2011
	Income	Cost	Income	Cost
Exploration and Production	771,717	387,909	756,912	360,210
Refining and Chemicals	876,122	765,078	839,826	747,928
Marketing	1,879,960	1,813,793	1,684,330	1,615,428
Natural gas and Pipeline	199,081	199,060	170,643	151,211
Head Office and Other	550	341	517	333
Intersegment elimination	(1,573,024)	(1,572,216)	(1,487,187)	(1,486,361)

Total	2,154,406	1,593,965	1,965,041	1,388,749

	Company
	2012		2011
	Income	Cost	Income	Cost
Exploration and Production	598,814	405,358	588,874	391,116
Refining and Chemicals	878,600	767,770	840,175	748,509
Marketing	902,426	853,142	863,080	811,865
Natural gas and Pipeline	138,983	152,318	116,854	107,650
Head Office and Other	293	276	308	285
Intersegment elimination	(1,211,136)	(1,207,769)	(1,146,874)	(1,145,296)

Total	1,307,980	971,095	1,262,417	914,129

(b) Income and cost of sales from other operations

	Group
	2012		2011
	Income	Cost	Income	Cost
Sale of materials	10,233	9,867	10,025	9,419
Other	30,657	30,987	28,777	27,116

Total	40,890	40,854	38,802	36,535

	Company
	2012		20 11
	Income	Cost	Income	Cost
Sale of materials	6,582	6,168	4,499	3,880
Other	22,595	22,954	20,907	20,959

Total	29,177	29,122	25,406	24,839

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

40	TAX AND LEVIES ON OPERATIONS

	2012	2011
Business tax	1,682	1,931
City maintenance and construction tax	13,349	12,627
Educational surcharge	9,186	8,396
Consumption tax	101,416	98,795
Resource tax	28,079	19,784
Crude oil special gain levy	79,119	102,458
Other	13,247	14,036

	246,078	258,027

41	SELLING EXPENSES

	2012	2011
Employee compensation costs	17,738	15,934
Depreciation, depletion and amortisation	6,346	5,441
Transportation expense	13,871	13,803
Lease, packing and warehouse storage expenses	6,084	5,548
Other	10,993	12,220

	55,032	52,946

42	GENERAL AND ADMINISTRATIVE EXPENSES

	2012	2011
Employee compensation costs	25,193	23,721
Depreciation, depletion and amortisation	6,155	5,942
Repair expense	10,533	9,997
Lease, packing and warehouse storage expenses	4,792	4,080
Safety fund	6,745	5,223
Other taxes	7,629	7,054
Technology service expense	2,549	2,501
Other	20,340	18,606

	83,936	77,124

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

43	FINANCE EXPENSES

	2012	2011
Interest expense	18,164	10,886
Less: Interest income	(2,063)	(2,674)
Exchange losses	3,208	3,598
Less: Exchange gains	(3,339)	(2,662)
Other	854	668

	16,824	9,816

44	ASSET IMPAIRMENT LOSSES

	2012	2011
Impairment losses for bad debts provision	(30)	(137)
Impairment losses for declines in the value of inventories	543	478
Impairment losses for available-for-sale financial assets	5	—
Impairment losses for fixed assets and oil and gas properties	1,439	8,412
Impairment losses for intangible assets	—	—
Impairment losses for construction in progress	2	6
Impairment losses for long-term equity investments	4	—

	1,963	8,759

45	INVESTMENT INCOME

	Group
	2012	2011
Gain on available-for-sale financial assets	384	221
Share of profit of associates and jointly controlled entities	8,262	10,902
Gain/ (loss) on disposal of associates and jointly controlled entities	3	(3)
Loss on disposal of subsidiaries	(6)	(20)
Other	144	1,530

	8,787	12,630

The investment income from the top 5 long-term equity investments accounted for using the equity method which accounted for the highest proportion of the Group’s profit before taxation was RMB 8,950 (2011: RMB 10,306).

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

	Company
	2012	2011
Gain on available-for-sale financial assets	32	28
Share of profit of associates and jointly controlled entities	2,636	2,051
Dividends declared by subsidiaries	66,569	71,763
Loss on disposal of associates and jointly controlled entities	(2)	(3)
Gain on disposal of subsidiaries	102	11,714
Other	17	(2)

	69,354	85,551

The investment income from the top 5 long-term equity investments accounted for using the equity method which accounted for the highest proportion of the Company’s profit before taxation was RMB 2,532 (2011: RMB 1,879).

46	NON-OPERATING INCOME AND EXPENSES

(a) Non-operating income

	2012	2011	Amounts included in non- recurring Profit/Loss Items of 2012
Gains on disposal of fixed assets and oil and gas properties	368	383	368
Government grants	9,406	6,734	2,330
Other	1,804	2,363	1,804

	11,578	9,480	4,502

(b) Non-operating expenses

	2012	2011	Amounts included in non- recurring Profit/Loss Items of 2012
Loss on disposal of fixed assets and oil and gas properties	3,855	3,430	3,855
Fines	262	687	262
Donation	263	278	263
Extraordinary loss	902	640	902
Other	4,917	4,686	4,917

	10,199	9,721	10,199

47	TAXATION

	2012	2011
Income taxes	35,916	39,592
Deferred taxes	276	(1,323)

	36,192	38,269

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2012	2011
Profit before taxation	166,810	184,276

Tax calculated at a tax rate of 25%	41,703	46,069
Prior year tax adjustment	92	1,009
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	3,106	3,361
Effect of preferential tax rate	(8,461)	(12,793)
Effect of change of the statutory corporate income tax rate on deferred tax	—	705
Tax effect of income not subject to tax	(4,035)	(3,753)
Tax effect of expenses not deductible for tax purposes	3,787	3,671

Taxation	36,192	38,269

48	EARNINGS PER SHARE

Basic and diluted earnings per share for the year ended December 31, 2012 and 2011 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding during the period.

There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share.

49	OTHER COMPREHENSIVE INCOME

	2012	2011
Fair value loss from available-for-sale financial assets, net of tax	(18)	(130)
Share of the other comprehensive income of associates and jointly controlled entities accounted for using the equity method	127	132

Sub-total	109	2

Currency translation differences	(151)	(5,408)

Other comprehensive income	(42)	(5,406)

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

50	NOTES TO CONSOLIDATED CASH FLOWS

(a) Reconciliation from the net profit to the cash flows from operating activities

	Group		Company
	2012	2011	2012	2011
Net profit	130,618	146,007	103,429	126,429
Add: Impairment of asset, net	1,963	8,759	1,218	8,536
Depreciation and depletion of fixed assets and oil and gas properties	144,122	124,021	98,684	89,230
Amortisation of intangible assets	3,049	2,638	2,478	2,100
Amortisation of long-term prepaid expenses	3,364	2,996	2,888	2,570
Loss on disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	3,483	3,114	2,997	2,831
Capitalised exploratory costs charged to expense	11,917	12,302	10,499	10,414
Safety Fund Reserve	3,895	3,673	3,191	2,978
Finance expense	16,101	8,212	17,879	9,981
Investment income	(8,787)	(12,630)	(69,354)	(85,551)
Increase/ (decrease) in deferred taxation	276	(1,323)	468	(2,541)
Increase in inventories	(32,586)	(39,942)	(22,803)	(37,314)
Increase in operating receivables	(14,326)	(39,848)	(33,551)	(6,161)
(Decrease)/ increase in operating payables	(23,801)	72,176	(24,124)	34,269

Net cash flows from operating activities	239,288	290,155	93,899	157,771

(b) Net (decrease) / increase in cash and cash equivalents

	Group		Company
	2012	2011	2012	2011
Cash at end of the period	43,395	61,172	11,574	38,794
Less: Cash at beginning of the period	(61,172)	(45,709)	(38,794)	(25,336)
Add: Cash equivalents at end of the period	—	—	—	—
Less: Cash equivalents at beginning of the period	—	—	—	—

(Decrease)/ increase in cash and cash equivalents	(17,777)	15,463	(27,220)	13,458

(c) Cash and cash equivalents

	Group		Company
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Cash at bank and on hand	49,953	64,299	11,574	38,794
Less: Time deposits with maturities over 3 months	(6,558)	(3,127)	—	—

Cash and cash equivalents at end of the period	43,395	61,172	11,574	38,794

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

51	SEGMENT REPORTING

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group has presented geographical information based on entities located in regions with similar risk profile.

The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.

The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products.

The Marketing segment is engaged in the marketing of refined products and trading business.

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

The accounting policies of the operating segments are the same as those described in Note 4 - “Principal Accounting Policies and Accounting Estimates”.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

(1)	Operating segments

(a) Segment information as of and for the year ended December 31, 2012 is as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Revenue	789,818	883,218	1,890,558	202,196	2,530	3,768,320
Less: Intersegment revenue	(623,166)	(702,275)	(225,618)	(21,562)	(403)	(1,573,024)

Revenue from external customers	166,652	180,943	1,664,940	180,634	2,127	2,195,296

Segment expenses (i)	(385,945)	(342,502)	(1,188,615)	(88,850)	(13,953)	(2,019,865)

Segment result	219,326	(40,379)	17,329	(9,331)	(11,514)	175,431

Unallocated expenses						(10,000)

Operating profit						165,431

Segment assets	1,176,840	386,440	382,300	447,592	1,566,725	3,959,897
Other assets						1,443
Elimination of intersegment balances (ii)						(1,792,503)

Total assets						2,168,837

Segment liabilities	445,919	141,889	203,179	195,385	717,104	1,703,476
Other liabilities						94,254
Elimination of intersegment balances (ii)						(809,659)

Total liabilities						988,071

Depreciation, depletion and amortisation	103,378	16,315	10,004	19,503	1,335	150,535
Asset impairment losses	451	1,166	340	7	(1)	1,963
Capital expenditure	227,211	36,009	14,928	72,939	1,429	352,516

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

(b) Segment information as of and for the year ended December 31, 2011 is as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Revenue	774,777	847,711	1,693,130	173,058	2,354	3,491,030
Less: Intersegment revenue	(612,421)	(659,025)	(198,959)	(16,362)	(420)	(1,487,187)

Revenue from external customers	162,356	188,686	1,494,171	156,696	1,934	2,003,843

Segment expenses (i)	(409,016)	(313,297)	(1,029,044)	(48,265)	(13,759)	(1,813,381)

Segment result	221,930	(53,069)	21,292	11,993	(11,684)	190,462

Unallocated expenses						(5,945)

Operating profit						184,517

Segment assets	1,027,065	386,895	332,294	337,931	1,431,611	3,515,796
Other assets						505
Elimination of intersegment balances (ii)						(1,598,773)

Total assets						1,917,528

Segment liabilities	355,576	124,857	196,363	178,440	582,367	1,437,603
Other liabilities						140,411
Elimination of intersegment balances (ii)						(743,052)

Total liabilities						834,962

Depreciation, depletion and amortisation	87,114	16,160	9,148	15,990	1,243	129,655
Asset impairment losses	883	7,580	293	4	(1)	8,759
Capital expenditure	162,154	42,781	15,136	62,645	1,675	284,391

(i)	Segment expenses include operating costs, tax and levies on operations, and selling, general and administrative expenses.
(ii)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.

(2)	Geographical information

Revenue from external customers	2012	2011
Mainland China	1,492,636	1,429,631
Other	702,660	574,212

	2,195,296	2,003,843

Non-current assets (i)	December 31, 2012	December 31, 2011
Mainland China	1,559,038	1,380,797
Other	188,560	149,018

	1,747,598	1,529,815

(i)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

52	FINANCIAL RISK MANAGEMENT

1. Financial risk

The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.

(1) Market risk

Market risk is the possibility that changes in foreign exchange rates, interest rates and the prices of crude oil and gas products will adversely affect the value of assets, liabilities and expected future cash flows.

(a) Foreign exchange risk

The Group conducts its domestic business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

Additionally, the Group operates internationally and foreign exchange risk arises from future acquisitions and commercial transactions, recognised assets and liabilities and net investments in foreign operations. Certain entities in the Group might use currency derivatives to manage such foreign exchange risk.

(b) Interest rate risk

The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings. The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, is included in Note 31.

(c) Price risk

The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group. The Group did not enter into any material hedging of its price risk during the year.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

(2) Credit risk

Credit risk arises from cash at bank and on hand and credit exposure to customers with outstanding receivable balances.

A substantial portion of the Group’s cash at bank and on hand are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.

The Group performs ongoing assessment of the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The Group’s accounts receivable balances over 3 years have been substantially provided for and accounts receivable balances within one year are generally neither past due nor impaired. The aging analysis of account receivables and related provision for bad debts are included in Note 9. The Group’s accounts receivable balances that are neither past due nor impaired are with customers with no recent history of default.

The carrying amounts of cash at bank and on hand, accounts receivable, other receivables and notes receivable included in the consolidated balance sheet represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.

The Group has no significant concentration of credit risk.

(3) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities.

In managing its liquidity risk, the Group has access to funding at market rates through equity and debt markets, including using undrawn committed borrowing facilities to meet foreseeable borrowing requirements.

Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material.

Analysis of the Group’s long-term borrowings based on the remaining period at the balance sheet date to the contractual maturity dates are presented in Note 31.

2. Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for equity holders and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings/(interest-bearing borrowings + total equity). The gearing ratio at December 31, 2012 is 27.4% (December 31, 2011: 22.7%).

3. Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2012 and 2011 are disclosed in the respective accounting policies.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash at bank and on hand, accounts receivable, other receivables, accounts payable, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings are presented in Note 31.

53	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(1)	Parent Company

(a) General information of parent company

CNPC, the immediate parent of the Company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party.

	Type of Legal Entity	Place of incorporation	Legal representative	Principal activities
China National Petroleum Corporation	State-owned and state-controlled enterprises	PRC	Jiang Jiemin

Oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing

(b) Equity interest and voting rights of parent company

	December 31, 2012		December 31, 2011
	Equity interest %	Voting rights %	Equity interest %	Voting rights %
China National Petroleum Corporation	86.51	86.51	86.51	86.51

(2)	Subsidiaries

Details about subsidiaries and related information are disclosed in Note 6(1).

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

(3)	Nature of Related Parties that are not controlled by the Company

Names of related parties	Relationship with the Company
Dalian West Pacific Petrochemical Co., Ltd.	Associate
China Marine Bunker (PetroChina) Co., Ltd.	Jointly controlled entity
Arrow Energy Holdings Pty Ltd.	Jointly controlled entity
CNPC Bohai Drilling Engineering Co., Ltd.	Fellow subsidiary of CNPC
BGP INC., China National Petroleum Corporation	Fellow subsidiary of CNPC
CNPC Chuanqing Drilling Engineering Co., Ltd.	Fellow subsidiary of CNPC
Daqing Petroleum Administrative Bureau	Fellow subsidiary of CNPC
Liaohe Petroleum Exploration Bureau	Fellow subsidiary of CNPC
China Petroleum Pipeline Bureau	Fellow subsidiary of CNPC
CNPC Transportation Co., Ltd.	Fellow subsidiary of CNPC
China Petroleum Material Corporation	Fellow subsidiary of CNPC
China Petroleum Finance Co., Ltd (the “CP Finance”)	Fellow subsidiary of CNPC
China National Oil and Gas Exploration and Development Corporation	Fellow subsidiary of CNPC
China National United Oil Corporation	Fellow subsidiary of CNPC

(4)	Summary of Significant Related Party transactions

(a) Related party transactions with CNPC and its subsidiaries:

On August 25, 2011, on the basis of Comprehensive Products and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by the CNPC and its subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price.

On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Supplemental Land Use Rights Leasing Contract provides for the lease of land covering an aggregate area of approximately 1,783 million square meters located throughout the PRC at a maximum annual fee (exclusive of tax and government charges) of RMB 3,892. The Supplemental Land Use Rights Leasing Agreement will expire at the same time as the Land Use Rights Leasing Contract. The area and total fee payable for the lease of all such property may, after three years, be adjusted with the Company’s operating needs and by reference to market price.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effect thereafter. Under this contract, buildings covering an aggregate area of 734,316 square meters were leased at an average annual fee of RMB 1,049 yuan per square meter. The Revised Building Leasing Contract will expire at the same time as the Building Leasing Agreement. The area and total fee payable for the lease of all such property may, after three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed.

	Notes	2012	2011
Sales of goods and services rendered to CNPC and its subsidiaries	(1)	69,729	65,481
Purchases of goods and services from CNPC and its subsidiaries:
Fees paid for construction and technical services	(2)	166,110	149,171
Fees for production services	(3)	142,235	110,158
Social services charges	(4)	3,303	3,074
Ancillary services charges	(5)	4,488	4,164
Material supply services	(6)	21,671	19,810
Financial services
Interest income	(7)	503	607
Interest expense	(8)	13,046	5,441
Other financial service expense	(9)	952	726
Rental paid to CNPC	(10)	3,269	2,837
Purchases of assets from CNPC and its subsidiaries	(11)	1,009	2,602

Notes:

(1)	Primarily crude oil, natural gas, refined products, chemical products and the supply of water, electricity, gas, heat, measurement, quality inspection, etc.
(2)	Construction and technical services comprise geophysical survey, drilling, well cementing, logging, well testing, oil testing, oilfield construction, refineries and chemical plants construction, engineering design and supervision, repair of equipment, etc.
(3)	Production services comprise the repair of machinery and equipments, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery, etc.
(4)	Social services comprise mainly security service, education, hospitals, preschool, etc.
(5)	Ancillary services comprise mainly property management and provision of training centres, guesthouses, canteens, public shower rooms, etc.
(6)	Material supply services comprise mainly purchase of materials, quality control, storage of materials and delivery of materials, etc.
(7)	The bank deposits in CNPC and fellow CNPC subsidiaries as of December 31, 2012 were RMB 4,394 (December 31, 2011: RMB 20,103).
(8)	The loans from CNPC and fellow CNPC subsidiaries including short-term borrowings, long-term borrowings due within one year and long-term borrowings as of December 31, 2012 were RMB 273,086 (December 31, 2011: RMB 134,161).
(9)	Other financial service expense primarily refers to expense of insurance and other services.
(10)	Rental was paid for the operating lease of land and buildings at the prices prescribed in the Building and Land Use Rights Leasing Contract with CNPC.
(11)	Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

(b) Related party transactions with associates and jointly controlled entities:

The transactions between the Group and its associates and jointly controlled entities are conducted at government-prescribed prices or market prices.

	2012	2011
(a) Sales of goods
- Crude Oil	7,281	9,433
- Refined products	27,323	15,568
- Chemical products	598	485
- Gas	521	—
(b) Sales of services	77	237
(c) Purchases of goods	27,158	16,207
(d) Purchases of services	783	569

(5)	Commissioned loans

The Company and its subsidiaries commissioned CP Finance and other financial institutions to provide loans to each other, charging interest in accordance with the prevailing interest rates. Loans between the Company and its subsidiaries have been eliminated in the consolidated financial statements. As of December 31, 2012, the eliminated commissioned loans totalled RMB 102,663, including short-term loans of RMB 86,862, long-term loans due within one year of RMB 301 and long-term loans of RMB 15,500.

(6)	Guarantees

CNPC and its subsidiaries provided guarantees of part of loans and debentures for the Group, see Note 22, Note 30, Note 31 and Note 32.

(7)	Receivables and payables with related parties

(a) Receivables from related parties

	December 31, 2012	December 31, 2011
CNPC and its subsidiaries
Accounts receivable	16,301	9,725
Other receivables	1,772	546
Advances to suppliers	17,149	19,161

Associates and jointly controlled entities
Accounts receivable	586	1,152
Other receivables	6	6
Advances to suppliers	12	2
Other non-current assets	8,411	5,064

As of December 31, 2012, the provisions for bad debts of the receivables from related parties amounted to RMB 21 (December 31, 2011: RMB 130).

As of December 31, 2012, the receivables from related parties represented 36% (December 31, 2011: 32%) of total receivables.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

(b) Payables to related parties

	December 31, 2012	December 31, 2011
CNPC and its subsidiaries
Accounts payable	78,161	61,418
Other payables	1,668	1,864
Advances from customers	1,159	1,658
Notes payable	45	306
Other non-current liabilities	2,000	—

Associates and jointly controlled entities
Accounts payable	1,740	2,589
Other payables	99	1,802
Advances from customers	63	280

As of December 31, 2012, the payables to related parties represented 25% (December 31, 2011: 24%) of total payables.

(8)	Key management personnel compensation

	2012	2011
	RMB’000	RMB’000
Key management personnel compensation	15,063	14,161

Note:	Emoluments set out above for the year ended December 31, 2012 exclude RMB 0.50 paid to key management of the Company as part of the deferred merit pay in accordance with relevant requirements by the PRC government (2011: RMB 1.09).

54	CONTINGENT LIABILITIES

(1)	Bank and other guarantees

At December 31, 2012, borrowings of associates of RMB 0 (December 31, 2011: RMB 5) from CP Finance were guaranteed by the Group. The Group had no contingent liabilities in respect of the guarantees.

(2)	Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.

(3)	Legal contingencies

Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

(4)	Group insurance

The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

55	COMMITMENTS

(1)	Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2012 and December 31, 2011 under non-cancellable operating leases are as follows:

	December 31, 2012	December 31, 2011
Within one year	6,148	7,072
Between one and two years	4,767	4,506
Between two and three years	4,885	4,284
Thereafter	86,537	88,228

	102,337	104,090

Operating lease expenses for the year ended December 31, 2012 were RMB 9,640 (2011: RMB 8,251).

(2)	Capital commitments

As of December 31, 2012, the Group’s capital commitments contracted but not provided for were RMB 47,196 (December 31, 2011: RMB 49,550).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(3)	Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were RMB 758 for the year ended December 31, 2012 (2011: RMB 811).

Estimated annual payments for the next five years are as follows:

	December 31, 2012	December 31, 2011
Within one year	1,000	1,000
Between one and two years	1,000	1,000
Between two and three years	1,000	1,000
Between three and four years	1,000	1,000
Between four and five years	1,000	1,000

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

56	EVENTS AFTER BALANCE SHEET DATE

On March 14, 2013, the Company issued the first tranche of corporate debentures for the year 2013 amounting to RMB 20 billion including five-year term amounting to RMB 16 billon with an interest rate of 4.47%, and ten-year term amounting to RMB 4 billion with an interest rate of 4.88%.

PETROCHINA COMPANY LIMITED	SUPPLEMENTARY INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2012 (All amounts in RMB millions unless otherwise stated)

FINANCIAL STATEMENTS SUPPLEMENTARY INFORMATION

1	NON-RECURRING PROFIT/LOSS ITEMS

	2012	2011
Net loss on disposal of non-current assets	(3,487)	(3,138)
Government grants recognised in the income statement	2,330	1,225
Net gain on disposal of available-for-sale financial assets	45	8
Reversal of provisions for bad debts against receivables	45	164
Effect of change in statutory income tax rates on deferred taxes	—	(705)
Other non-operating income and expenses	(4,544)	(3,859)

	(5,611)	(6,305)

Tax impact of non-recurring profit/loss items	1,205	1,061
Impact of minority interests	76	323

Total	(4,330)	(4,921)

2	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND CAS

The consolidated net profit for the year under IFRS and CAS were RMB 130,620 and RMB 130,618 respectively, with a difference of RMB 2; the consolidated shareholders’ equity for the year under IFRS and CAS were RMB 1,180,748 and RMB 1,180,766 respectively, with a difference of RMB 18. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999.

During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED

(established in the People’s Republic of China with limited liability)

We have audited the consolidated financial statements of PetroChina Company Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages 166 to 219, which comprise the consolidated and Company statements of financial position as at December 31, 2012, and the consolidated statements of comprehensive income, cash flows and changes in equity for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors’ responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards (IFRSs) and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

...

PricewaterhouseCoopers, 22/F, Prince’s Building, Central, Hong Kong

T: +852 2289 8888, F:+852 2810 9888, www.pwchk.com

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2012 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Other matters

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, March 21, 2013

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise stated)

In accordance with the Accounting Standards Update 2010-03 Extractive Activities – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (an update of Accounting Standards Codification Topic 932 Extractive Activities – Oil and Gas or “ASC 932”) issued by the Financial Accounting Standards Board and corresponding disclosure requirements of the U.S. Securities and Exchange Commission, this section provides supplemental information on oil and gas producing activities of the Company and its subsidiaries (the “Group”) and also the Group’s investments that are accounted for using the equity method of accounting.

The supplemental information presented below covers the Group’s proved oil and gas reserves estimates, historical cost information pertaining to capitalised costs, costs incurred for property acquisitions, exploration and development activities, result of operations for oil and gas producing activities, standardised measure of estimated discounted future net cash flows and changes in estimated discounted future net cash flows.

The “Other” geographic area includes oil and gas producing activities principally in countries such as Kazakhstan, Venezuela and Indonesia. As the Group does not have significant reserves held through its investments accounted for using the equity method, information presented in relation to these equity method investments is presented in the aggregate.

Proved Oil and Gas Reserve Estimates

Proved oil and gas reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs as well as engineering judgment. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves.

Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise stated)

Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by this report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered:

a. Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.

b. Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

The taxes, fees and royalty in China are domestic tax schemes and are paid in cash to PRC authorities. The proved reserves includes quantities that are ultimately produced and sold to pay these taxes, fees and royalty.

Proved reserve estimates as of December 31, 2012 and 2011 were based on reports prepared by DeGolyer and MacNaughton and Gaffney, Cline & Associates, independent engineering consultants.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise stated)

Estimated quantities of net proved crude oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

	Crude Oil and Condensate	Natural Gas	Total – All products
	(millions of barrels)	(billions of cubic feet)	(million barrels of oil equivalent)
Proved developed and undeveloped reserves

The Group
Reserves at December 31, 2010	11,278	65,503	22,195
Changes resulting from:
Revisions of previous estimates	(76)	(752)	(201)
Improved recovery	66	—	66
Extensions and discoveries	746	4,298	1,463
Sales	—	—	—
Production	(886)	(2,396)	(1,286)

Reserves at December 31, 2011	11,128	66,653	22,237
Changes resulting from:
Revisions of previous estimates	(16)	(2,731)	(471)
Improved recovery	86	—	86
Extensions and discoveries	737	6,218	1,773
Production	(917)	(2,559)	(1,343)

Reserves at December 31, 2012	11,018	67,581	22,282

Proved developed reserves at:
December 31, 2011	7,458	32,329	12,847
December 31, 2012	7,396	31,607	12,663

Proved undeveloped reserves at:
December 31, 2011	3,670	34,324	9,390
December 31, 2012	3,622	35,974	9,619

Equity method investments
Share of proved developed and undeveloped reserves of associates and jointly controlled entities
December 31, 2011	536	288	584
December 31, 2012	517	181	547

At December 31, 2012, total proved developed and undeveloped reserves of the Group and equity method investments is 22,829 million barrels of oil equivalent (December 31, 2011: 22,821 million barrels of oil equivalent), comprising 11,535 million barrels of crude oil and condensate (December 31, 2011: 11,664 million barrels) and 67,762.4 billions of cubic feet of natural gas (December 31, 2011: 66,941.1 billions of cubic feet).

At December 31, 2012, 10,219 million barrels (December 31, 2011: 10,359 million barrels) of crude oil and condensate and 66,446.1 billion cubic feet (December 31, 2011: 65,508.4 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located within Mainland China, and 799 million barrels (December 31, 2011: 769 million barrels) of crude oil and condensate and 1,135.1 billion cubic feet (December 31, 2011: 1,144.6 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located overseas.

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise stated)

Capitalised Costs

	December 31, 2012	December 31, 2011
	RMB	RMB
The Group
Property costs and producing assets	1,031,356	880,549
Support facilities	298,601	275,101
Construction-in-progress	102,496	77,294

Total capitalised costs	1,432,453	1,232,944
Accumulated depreciation, depletion and amortisation	(596,428)	(511,096)

Net capitalised costs	836,025	721,848

Equity method investments
Share of net capitalised costs of associates and jointly controlled entities	39,442	40,307

Costs Incurred for Property Acquisitions, Exploration and Development Activities

	2012
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Property acquisition costs	—	24,586	24,586
Exploration costs	39,049	1,879	40,928
Development costs	152,534	21,355	173,889

Total	191,583	47,820	239,403

Equity method investments
Share of costs of property acquisition, exploration and development of associates and jointly controlled entities	—	4,477	4,477

	2011
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Property acquisition costs	—	511	511
Exploration costs	33,902	3,621	37,523
Development costs	115,501	10,764	126,265

Total	149,403	14,896	164,299

Equity method investments
Share of costs of property acquisition, exploration and development of associates and jointly controlled entities	—	4,864	4,864

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise stated)

Results of Operations for Oil and Gas Producing Activities

The results of operations for oil and gas producing activities for the years ended December 31, 2012 and 2011 are presented below. “Turnover” includes sales to third parties and inter-segment sales (at arm’s-length prices), net of value-added taxes. Resource tax, crude oil special gain levy and other taxes are included in “taxes other than income taxes”. Income taxes are computed using the applicable statutory tax rate, reflecting tax deductions and tax credits for the respective years ended.

	2012
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Turnover
Sales to third parties	82,064	62,233	144,297
Intersegment sales	472,366	675	473,041

	554,430	62,908	617,338
Production costs excluding taxes	(95,085)	(7,581)	(102,666)
Exploration expenses	(22,811)	(1,161)	(23,972)
Depreciation, depletion and amortisation	(80,293)	(14,196)	(94,489)
Taxes other than income taxes	(116,030)	(17,307)	(133,337)
Accretion expense	(4,098)	(139)	(4,237)
Income taxes	(44,568)	(7,045)	(51,613)

Results of operations from producing activities	191,545	15,479	207,024

Equity method investments
Share of profit for producing activities of associates and jointly controlled entities	—	9,650	9,650

Total of the Group and equity method investments results of operations for producing activities	191,545	25,129	216,674

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise stated)

	2011
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Turnover
Sales to third parties	94,015	68,341	162,356
Intersegment sales	474,174	1,358	475,532

	568,189	69,699	637,888
Production costs excluding taxes	(88,887)	(6,963)	(95,850)
Exploration expenses	(22,726)	(1,182)	(23,908)
Depreciation, depletion and amortisation	(72,496)	(7,956)	(80,452)
Taxes other than income taxes	(129,715)	(18,993)	(148,708)
Accretion expense	(3,119)	(153)	(3,272)
Income taxes	(48,375)	(11,398)	(59,773)

Results of operations from producing activities	202,871	23,054	225,925

Equity method investments
Share of profit for producing activities of associates and jointly controlled entities	—	12,485	12,485

Total of the Group and equity method investments results of operations for producing activities	202,871	35,539	238,410

Standardised Measure of Discounted Future Net Cash Flows

The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2012 and 2011 is based on the prices used in estimating the Group’s proved oil and gas reserves, year-end costs, currently enacted tax rates related to existing proved oil and gas reserves and a 10% annual discount factor. “Future cash inflows from sales of oil and gas” are net of value-added taxes. Corporate income taxes are included in “future income tax expense”. Other taxes are included in “future production costs” as production taxes.

The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2012 and 2011 is as follows:

RMB
The Group
At December 31, 2012
Future cash inflows from sales of oil and gas	8,716,686
Future production costs	(4,046,065)
Future development costs	(507,905)
Future income tax expense	(883,544)

Future net cash flows	3,279,172
Discount at 10% for estimated timing of cash flows	(1,599,993)

Standardised measure of discounted future net cash flows	1,679,179

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise stated)

RMB
The Group
At December 31, 2011
Future cash inflows from sales of oil and gas	8,947,862
Future production costs	(4,238,182)
Future development costs	(453,696)
Future income tax expense	(915,332)

Future net cash flows	3,340,652
Discount at 10% for estimated timing of cash flows	(1,663,025)

Standardised measure of discounted future net cash flows	1,677,627

At December 31, 2012, RMB 1,599,784 (December 31, 2011: RMB 1,607,052) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located within mainland China and RMB 79,395 (December 31, 2011: RMB 70,575) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located overseas.

Share of standardised measure of discounted future net cash flows of associates and jointly controlled entities:

December 31, 2012	50,789
December 31, 2011	45,244

Changes in Standardised Measure of Discounted Future Net Cash Flows

Changes in the standardised measure of discounted net cash flows for the Group for each of the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
	RMB	RMB
The Group
Beginning of the year	1,677,627	1,318,193
Sales and transfers of oil and gas produced, net of production costs	(380,439)	(392,372)
Net changes in prices and production costs and other	(7,750)	394,591
Extensions, discoveries and improved recovery	212,372	172,831
Development costs incurred	13,420	114,293
Revisions of previous quantity estimates	(58,354)	(19,576)
Accretion of discount	214,045	169,774
Net change in income taxes	8,258	(80,093)
Sales	—	(14)

End of the year	1,679,179	1,677,627

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2012

(Amounts in millions)

	Notes	2012	2011
		RMB	RMB
TURNOVER	6	2,195,296	2,003,843

OPERATING EXPENSES
Purchases, services and other		(1,411,036)	(1,227,533)
Employee compensation costs	8	(106,189)	(97,162)
Exploration expenses, including exploratory dry holes		(23,972)	(23,908)
Depreciation, depletion and amortisation		(151,975)	(138,073)
Selling, general and administrative expenses		(74,692)	(69,969)
Taxes other than income taxes	9	(254,921)	(266,343)
Other income, net		2,008	1,606

TOTAL OPERATING EXPENSES		(2,020,777)	(1,821,382)

PROFIT FROM OPERATIONS		174,519	182,461

FINANCE COSTS
Exchange gain		3,339	2,662
Exchange loss		(3,208)	(3,598)
Interest income		2,063	2,674
Interest expense	10	(18,164)	(10,886)

TOTAL NET FINANCE COSTS		(15,970)	(9,148)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES	17	8,262	10,902

PROFIT BEFORE INCOME TAX EXPENSE	7	166,811	184,215
INCOME TAX EXPENSE	12	(36,191)	(38,256)

PROFIT FOR THE YEAR		130,620	145,959

OTHER COMPREHENSIVE INCOME:
Currency translation differences		(151)	(5,408)
Fair value loss from available-for-sale financial assets, net of tax		(18)	(130)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method		127	132

OTHER COMPREHENSIVE LOSS, NET OF TAX		(42)	(5,406)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		130, 578	140,553

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		115,326	132,961
Non-controlling interests		15,294	12,998

		130,620	145,959

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		115,340	129,055
Non-controlling interests		15,238	11,498

		130,578	140,553

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	14	0.63	0.73

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2012

(Amounts in millions)

	Notes	2012	2011
		RMB	RMB
NON-CURRENT ASSETS
Property, plant and equipment	16	1,569,888	1,372,007
Investments in associates and jointly controlled entities	17	80,042	70,739
Available-for-sale financial assets	18	1,800	1,832
Advance operating lease payments	20	56,162	48,229
Intangible and other non-current assets	21	41,521	38,854
Deferred tax assets	31	1,443	505
Time deposits with maturities over one year		3,708	2,709

TOTAL NON-CURRENT ASSETS		1,754,564	1,534,875

CURRENT ASSETS
Inventories	22	214,117	182,253
Accounts receivable	23	64,450	53,822
Prepaid expenses and other current assets	24	79,539	72,358
Notes receivable	25	9,981	12,688
Time deposits with maturities over three months but within one year		2,850	418
Cash and cash equivalents	26	43,395	61,172

TOTAL CURRENT ASSETS		414,332	382,711

CURRENT LIABILITIES
Accounts payable and accrued liabilities	27	351,456	302,600
Income taxes payable		12,708	18,310
Other taxes payable		59,337	101,430
Short-term borrowings	28	151,247	137,698

TOTAL CURRENT LIABILITIES		574,748	560,038

NET CURRENT LIABILITIES		(160,416)	(177,327)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,594,148	1,357,548

EQUITY
Equity attributable to owners of the Company:
Share capital	29	183,021	183,021
Retained earnings		603,808	556,717
Reserves	30	277,181	263,007

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,064,010	1,002,745
Non-controlling interests		116,738	79,801

TOTAL EQUITY		1,180,748	1,082,546

NON-CURRENT LIABILITIES
Long-term borrowings	28	293,774	180,675
Asset retirement obligations	32	83,928	68,702
Deferred tax liabilities	31	22,286	20,749
Other long-term obligations		13,412	4,876

TOTAL NON-CURRENT LIABILITIES		413,400	275,002

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,594,148	1,357,548

The accompanying notes are an integral part of these financial statements.

Vice Chairman and President	Director	Chief Financial Officer
Zhou Jiping	Wang Guoliang	Yu Yibo

PETROCHINA COMPANY LIMITED

STATEMENT OF FINANCIAL POSITION

As of December 31, 2012

(Amounts in millions)

	Notes	2012	2011
		RMB	RMB
NON-CURRENT ASSETS
Property, plant and equipment	16	1,122,893	999,920
Investments in associates and jointly controlled entities	17	13,035	12,609
Available-for-sale financial assets	18	1,297	483
Subsidiaries	19	251,843	217,452
Advance operating lease payments	20	46,114	39,386
Intangible and other non-current assets	21	20,680	16,041

TOTAL NON-CURRENT ASSETS		1,455,862	1,285,891

CURRENT ASSETS
Inventories	22	166,074	143,498
Accounts receivable	23	4,198	3,297
Prepaid expenses and other current assets	24	94,507	63,563
Notes receivable	25	7,329	9,821
Cash and cash equivalents	26	11,574	38,794

TOTAL CURRENT ASSETS		283,682	258,973

CURRENT LIABILITIES
Accounts payable and accrued liabilities	27	204,844	176,349
Income taxes payable		8,295	13,686
Other taxes payable		38,085	66,622
Short-term borrowings	28	188,600	145,683

TOTAL CURRENT LIABILITIES		439,824	402,340

NET CURRENT LIABILITIES		(156,142)	(143,367)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,299,720	1,142,524

EQUITY
Equity attributable to owners of the Company:
Share capital	29	183,021	183,021
Retained earnings		514,124	481,278
Reserves	30	281,797	270,788

TOTAL EQUITY		978,942	935,087

NON-CURRENT LIABILITIES
Long-term borrowings	28	256,536	154,640
Asset retirement obligations	32	55,676	45,343
Deferred tax liabilities	31	4,415	3,933
Other long-term obligations		4,151	3,521

TOTAL NON-CURRENT LIABILITIES		320,778	207,437

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,299,720	1,142,524

The accompanying notes are an integral part of these financial statements.

Vice Chairman and President	Director	Chief Financial Officer
Zhou Jiping	Wang Guoliang	Yu Yibo

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2012

(Amounts in millions)

	2012	2011
	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the year	130,620	145,959
Adjustments for:
Income tax expense	36,191	38,256
Depreciation, depletion and amortisation	151,975	138,073
Capitalised exploratory costs charged to expense	11,917	12,302
Safety fund reserve	3,895	3,673
Share of profit of associates and jointly controlled entities	(8,262)	(10,902)
Reversal of provision for impairment of receivables, net	(30)	(137)
Write down in inventories, net	543	478
Impairment of available-for-sale financial assets	5	—
Impairment of investments in associates and jointly controlled entities	4	—
Loss on disposal of property, plant and equipment	3,487	3,047
(Gain)/loss on disposal of other non-current assets	(46)	82
Dividend income	(339)	(213)
Interest income	(2,063)	(2,674)
Interest expense	18,164	10,886
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets	(13,412)	(36,793)
Inventories	(32,586)	(39,942)
Accounts payable and other payables	(18,928)	74,439

CASH FLOWS GENERATED FROM OPERATIONS	281,135	336,534
Income taxes paid	(41,847)	(46,379)

NET CASH FLOWS FROM OPERATING ACTIVITIES	239,288	290,155

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2012

(Amounts in millions)

	2012	2011
	RMB	RMB
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(311,744)	(267,975)
Acquisition of investments in associates and jointly controlled entities	(7,238)	(5,931)
Acquisition of available-for-sale financial assets	(22)	(77)
Advance payments on long-term operating leases	(11,734)	(14,914)
Acquisition of intangible assets and other non-current assets	(7,383)	(5,568)
Purchase of non-controlling interests	(202)	(713)
Acquisition of subsidiaries	(35)	(2,995)
Proceeds from disposal of property, plant and equipment	493	802
Proceeds from disposal of other non-current assets	136	457
Interest received	1,812	2,526
Dividends received	7,134	7,532
(Increase)/decrease in time deposits with maturities over three months	(3,443)	3,218

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(332,226)	(283,638)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(364,498)	(366,561)
Repayments of long-term borrowings	(84,433)	(18,276)
Interest paid	(19,266)	(11,497)
Dividends paid to non-controlling interests	(7,499)	(3,633)
Dividends paid to owners of the Company	(58,041)	(63,300)
Increase in short-term borrowings	408,509	369,749
Increase in long-term borrowings	167,049	101,323
Capital contribution from non-controlling interests	31,366	2,522
Capital reduction of subsidiaries	(21)	(1,239)
Increase in other long-term obligations	2,190	171

NET CASH FLOWS FROM FINANCING ACTIVITIES	75,356	9,259

TRANSLATION OF FOREIGN CURRENCY	(195)	(313)

(Decrease) /increase in cash and cash equivalents	(17,777)	15,463
Cash and cash equivalents at beginning of the year	61,172	45,709

Cash and cash equivalents at end of the year	43,395	61,172

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2012

(Amounts in millions)

	Attributable to owners of the Company				Non-controlling interests	Total Equity
	Share Capital	Retained Earnings	Reserves	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2011	183,021	499,288	256,617	938,926	71,203	1,010,129
Total comprehensive income/ (loss) for the year ended December 31, 2011	—	132,961	(3,906)	129,055	11,498	140,553
Special Reserve-Safety Fund Reserve	—	416	616	1,032	(6)	1,026
Transfer to reserves	—	(12,643)	12,643	—	—	—
Dividends	—	(63,300)	—	(63,300)	(5,894)	(69,194)
Acquisition of subsidiaries	—	—	—	—	166	166
Transaction with non-controlling interests in subsidiaries	—	—	(2,904)	(2,904)	(1,134)	(4,038)
Capital contribution from non-controlling interests	—	—	—	—	5,280	5,280
Capital reduction of a subsidiary	—	—	—	—	(1,239)	(1,239)
Disposal of subsidiaries	—	—	—	—	(43)	(43)
Other	—	(5)	(59)	(64)	(30)	(94)

Balance at December 31, 2011	183,021	556,717	263,007	1,002,745	79,801	1,082,546

Total comprehensive income for the year ended December 31, 2012	—	115,326	14	115,340	15,238	130,578
Special Reserve-Safety Fund Reserve	—	161	947	1,108	26	1,134
Transfer to reserves	—	(10,343)	10,343	—	—	—
Dividends	—	(58,041)	—	(58,041)	(7,303)	(65,344)
Acquisition of subsidiaries	—	—	(77)	(77)	686	609
Transaction with non-controlling interests in subsidiaries	—	—	320	320	(522)	(202)
Capital contribution from non-controlling interests	—	—	2,279	2,279	29,097	31,376
Capital reduction of a subsidiary	—	—	—	—	(21)	(21)
Disposal of subsidiaries	—	—	—	—	(173)	(173)
Other	—	(12)	348	336	(91)	245

Balance at December 31, 2012	183,021	603,808	277,181	1,064,010	116,738	1,180,748

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

1	ORGANISATION AND PRINCIPAL ACTIVITIES

PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas (Note 38).

2	BASIS OF PREPARATION

The consolidated financial statements and the statement of financial position of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements and the statement of financial position of the Company have been prepared under the historical cost convention except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial position and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

3	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of consolidation

Subsidiaries are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has the power to govern the financial and operating policies.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

A subsidiary is consolidated from the date on which control is transferred to the Group and is no longer consolidated from the date that control ceases. The acquisition method of accounting is used to account for the acquisition of subsidiaries except for business combinations under common control. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interests in the acquiree either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interests in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive income.

An acquisition of a business which is a business combination under common control is accounted for in a manner similar to a uniting of interests whereby the assets and liabilities acquired are accounted for at carryover predecessor values to the other party to the business combination with all periods presented as if the operations of the Group and the business acquired have always been combined. The difference between the consideration paid by the Group and the net assets or liabilities of the business acquired is adjusted against equity.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

For purpose of the presentation of the Company’s statement of financial position, investments in subsidiaries are accounted for at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment.

A listing of the Group’s principal subsidiaries is set out in Note 19.

(b) Investments in associates

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting in the consolidated financial statements of the Group and are initially recognised at cost.

Under this method of accounting, the Group’s share of the post-acquisition profits or losses of associates is recognised in the consolidated profit or loss and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amounts of the investments. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated loss and is tested for impairment as part of the overall balance. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired associate at the date of acquisition. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

For purposes of the presentation of the Company’s statement of financial position, investments in associates are accounted for at cost less impairment.

A listing of the Group’s principal associates is shown in Note 17.

(c) Investments in jointly controlled entities

Jointly controlled entities are those over which the Group has contractual arrangements to jointly share control with one or more parties. The Group’s interest in jointly controlled entities is accounted for by the equity method of accounting (Note 3(b)) in the consolidated financial statements.

For purposes of the presentation of the Company’s statement of financial position, investments in jointly controlled entities are accounted for at cost less impairment.

A listing of the Group’s principal jointly controlled entities is shown in Note 17.

(d) Transactions with non-controlling interests

Transactions with non-controlling interests are treated as transactions with owners in their capacity as owners of the Group. Gains and losses resulting from disposals to non-controlling interests are recorded in equity. The differences between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired resulting from the purchase of non-controlling interests, are recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

(e) Foreign currencies

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Most assets and operations of the Group are located in the PRC (Note 38), and the functional currency of the Company and most of the consolidated subsidiaries is the Renminbi (“RMB”). The consolidated financial statements are presented in the presentation currency of RMB.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the respective dates of the transactions; monetary assets and liabilities denominated in foreign currencies are translated at exchange rates at the date of the statement of financial position; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities are recognised in the consolidated profit or loss.

For the Group entities that have a functional currency different from the Group’s presentation currency, assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position. Income and expenses for each statement of comprehensive income presented are translated at the average exchange rates for each period and the resulting exchange differences are recognised in other comprehensive income.

(f) Property, plant and equipment

Property, plant and equipment, including oil and gas properties (Note 3(g)), are initially recorded in the consolidated statement of financial position at cost where it is probable that they will generate future economic benefits. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at cost less accumulated depreciation, depletion and amortisation (including any impairment).

Depreciation, to write off the cost of each asset, other than oil and gas properties (Note 3(g)), to their residual values over their estimated useful lives is calculated using the straight-line method.

The Group uses the following useful lives for depreciation purposes:

Buildings	8 - 40 years
Equipment and Machinery	4 - 30 years
Motor vehicles	4 - 14 years
Other	5 - 12 years

No depreciation is provided on construction in progress until the assets are completed and ready for use.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Property, plant and equipment, including oil and gas properties (Note 3(g)), are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of a cash generating unit exceeds the higher of its fair value less costs to sell and its value in use. Value in use is the estimated net present value of future cash flows to be derived from the cash generating unit.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

Gains and losses on disposals of property, plant and equipment are determined by reference to their carrying amounts and are recorded in the consolidated profit or loss.

Interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Costs for repairs and maintenance activities are expensed as incurred except for costs of components that result in improvements or betterments which are capitalised as part of property, plant and equipment and depreciated over their useful lives.

(g) Oil and gas properties

The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalised. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalised pending determination of whether the wells find proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by the proved oil and gas reserve report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. Otherwise, the related well costs are reclassified to oil and gas properties and are subject to impairment review (Note 3(f)). For exploratory wells that are found to have economically viable reserves in areas where major capital expenditure will be required before production can commence, the related well costs remain capitalised only if additional drilling is underway or firmly planned. Otherwise the related well costs are expensed as dry holes. The Group does not have any significant costs of unproved properties capitalised in oil and gas properties.

The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.

The cost of oil and gas properties is amortised at the field level based on the units of production method. Units of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group’s production licenses.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

(h) Intangible assets

Expenditures on acquired patents, trademarks, technical know-how and licenses are capitalised at historical cost and amortised using the straight-line method over their estimated useful lives. Intangible assets are not subsequently revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount and is recognised in the consolidated profit or loss. The recoverable amount is measured as the higher of fair value less costs to sell and value in use. Value in use is the estimated net present value of future cash flows to be derived from the asset.

Goodwill arises on the acquisition of subsidiaries, associates and joint ventures and represents the excess of the consideration transferred over the interest in net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree and the amount of any non-controlling interests in the acquiree.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognised immediately as an expense and is not subsequently reversed.

(i) Financial assets

Financial assets are classified into the following categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. The Group has principally loans and receivables and available-for-sale financial assets and limited financial assets at fair value through profit or loss. The detailed accounting policies for loans and receivables, available-for-sale financial assets and financial assets at fair value through profit or loss held by the Group are set out below.

Classification

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the date of the statement of financial position, which are classified as non-current assets. The Group’s loans and receivables comprise accounts receivable, notes receivable, other receivables, time deposits and cash and cash equivalents. The recognition methods for loans and receivables are disclosed in the respective policy notes.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories; these are included in non-current assets unless management intends to dispose of the investment within 12 months of the date of the statement of financial position. The Group’s available-for-sale financial assets primarily comprise unquoted equity instruments.

(iii) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current.

Recognition and measurement

Regular purchases and sales of financial assets are recognised on the trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Available-for-sale financial assets are measured at fair value except where there are no quoted market prices in active markets and the fair values cannot be reliably measured using valuation techniques. Available-for-sale financial assets that do not have quoted market prices in active markets and whose fair value cannot be reliably measured are carried at cost. Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognised in other comprehensive income. Financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within ‘other income/ (expenses), net’ in the period in which they arise.

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the available-for-sale financial asset and the present value of the estimated cash flows.

(j) Leases

Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. The Group has no significant finance leases.

Leases of assets under which a significant portion of the risks and benefits of ownership are effectively retained by the lessors are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessors) are expensed on a straight-line basis over the lease terms. Payments made to the PRC’s land authorities to secure land use rights (excluding mineral properties) are treated as operating leases. Land use rights are generally obtained through advance lump-sum payments and the terms of use range up to 50 years.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

(k) Inventories

Inventories include oil products, chemical products and materials and supplies which are stated at the lower of cost and net realisable value. Cost is primarily determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labour, other direct costs and related production overheads, but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

(l) Accounts receivable

Accounts receivable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision made for impairment of these receivables. Such provision for impairment is established if there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivables. The factors the Group considers when assessing whether an account receivable is impaired include but are not limited to significant financial difficulties of the customer, probability that the debtor will enter bankruptcy or financial reorganisation and default or delinquency in payments. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

(m) Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits held with banks and highly liquid investments with original maturities of three months or less from the time of purchase.

(n) Accounts payable

Accounts payable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

(o) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective interest method. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the consolidated profit or loss over the period of the borrowings.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Borrowings are classified as current liabilities unless the Group has unconditional rights to defer settlements of the liabilities for at least 12 months after the reporting period.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

(p) Taxation

Deferred tax is provided in full, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply to the period when the related deferred tax asset is realised or deferred tax liability is settled.

The principal temporary differences arise from depreciation on oil and gas properties and equipment and provision for impairment of receivables, inventories, investments and property, plant and equipment. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilised.

The Group also incurs various other taxes and levies that are not income taxes. “Taxes other than income taxes”, which form part of operating expenses, primarily comprise a crude oil special gain levy (Note 9), consumption tax (Note 9), resource tax (Note 9), urban construction tax, education surcharges and business tax.

(q) Revenue recognition

Sales are recognised upon delivery of products and customer acceptance or performance of services, net of value added taxes and discounts. Revenues are recognised only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods in the ordinary course of the Group’s activities, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably and collectability of the related receivables is reasonably assured.

The Group markets a portion of its natural gas under take-or-pay contracts. Customers under the take-or-pay contracts are required to take or pay for the minimum natural gas deliveries specified in the contract clauses. Revenue recognition for natural gas sales and transmission tariff under the take-or-pay contracts follows the accounting policies described in this note. Payments received from customers for natural gas not yet taken are recorded as deferred revenues until actual deliveries take place.

(r) Provisions

Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligations, and reliable estimates of the amounts can be made.

Provision for future decommissioning and restoration is recognised in full on the installation of oil and gas properties. The amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the costs of the oil and gas properties. Any change in the present value of the estimated expenditure other than due to passage of time which is regarded as interest expense, is reflected as an adjustment to the provision and oil and gas properties.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

(s) Research and development

Research expenditure incurred is recognised as an expense. Costs incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits.

(t) Retirement benefit plans

The Group contributes to various employee retirement benefit plans organised by PRC municipal and provincial governments under which it is required to make monthly contributions to these plans at prescribed rates for its employees in China. The relevant PRC municipal and provincial governments undertake to assume the retirement benefit obligations of existing and future retired employees of the Group in China. The Group has similar retirement benefit plans for its employees in its overseas operations. Contributions to these PRC and overseas plans (“defined contribution plan”) are charged to expense as incurred. In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred. The Group currently has no additional material obligations outstanding for the payment of retirement and other post-retirement benefits of employees in the PRC or overseas other than what described above.

(u) New accounting developments

(i) New and amended standards adopted by the Group

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on or after January 1, 2012 that would be expected to have a material impact on the Group.

(ii) Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

The following relevant IFRSs, amendments to existing IFRSs and interpretation of IFRS have been published and are mandatory for accounting periods beginning on or after January 1, 2013 or later periods and have not been early adopted by the Group:

Amendment to IAS 1, ‘Financial statement presentation’ regarding other comprehensive income. The main change resulting from these amendments is a requirement for entities to group items presented in ‘other comprehensive income’ (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendments do not address which items are presented in OCI. The effective dates for these changes should be for annual periods beginning on or after July 1, 2012, with earlier application permitted. The amendment is not expected to have any significant impact on the consolidated financial statements of the Group and the Group intends to adopt the amendment no later than the accounting period beginning on or after January 1, 2013.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

IFRS 10, “Consolidated financial statements”, IFRS 11, “Joint arrangements”, IFRS 12, “Disclosures of interests in other entities”, IFRS 13, “Fair value measurement” are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Group is currently evaluating the full impact of IFRS 10, IFRS 11, IFRS 12 and IFRS 13 and intends to adopt them no later than the accounting periods beginning on or after January 1, 2013.

4	FINANCIAL RISK AND CAPITAL MANAGEMENT

4.1 Financial risk factors

The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.

(a) Market risk

Market risk is the possibility that changes in foreign exchange rates, interest rates and the prices of oil and gas products will adversely affect the value of assets, liabilities and expected future cash flows.

(i) Foreign exchange risk

The Group conducts its domestic business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

Additionally, the Group operates internationally and foreign exchange risk arises from future acquisitions and commercial transactions, recognised assets and liabilities and net investments in foreign operations. Certain entities in the Group might use currency derivatives to manage such foreign exchange risk.

(ii) Interest rate risk

The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings. The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, is included in Note 28.

(iii) Price risk

The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group. The Group did not enter into any material hedging of its price risk during the year.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

(b) Credit risk

Credit risk arises from cash and cash equivalents, time deposits with banks and credit exposure to customers with outstanding receivable balances.

A substantial portion of the Group’s cash at bank and time deposits are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.

The Group performs ongoing assessment of the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The Group’s accounts receivable balances over 3 years have been substantially provided for and accounts receivable balances within one year are generally neither past due nor impaired. The aging analysis of accounts receivable (net of impairment of accounts receivable) is presented in Note 23. The Group’s accounts receivable balances that are neither past due nor impaired are with customers with no recent history of default.

The carrying amounts of cash and cash equivalents, time deposits placed with banks, accounts receivable, other receivables and notes receivable included in the consolidated statement of financial position represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.

The Group has no significant concentration of credit risk.

(c) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities.

In managing its liquidity risk, the Group has access to funding at market rates through equity and debt markets, including using undrawn committed borrowing facilities to meet foreseeable borrowing requirements.

Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material.

Analysis of the Group’s financial liabilities based on the remaining period at the date of the statement of financial position to the contractual maturity dates are presented in Note 28.

4.2 Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for owners and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings/ (interest-bearing borrowings + total equity). The gearing ratio at December 31, 2012 is 27.4% (December 31, 2011: 22.7% ).

4.3 Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2012 and 2011 are disclosed in the respective accounting policies.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash and cash equivalents, time deposits with maturities over three months but within one year, accounts receivable, other receivables, trade payables, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings are presented in Note 28.

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The matters described below are considered to be the most critical in understanding the estimates and judgements that are involved in preparing the Group’s consolidated financial statements.

(a) Estimation of oil and natural gas reserves

Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

(b) Estimation of impairment of property, plant and equipment

Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as the future price of crude oil, refined and chemical products and the production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets, whereas unfavourable changes may cause the assets to become impaired.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

(c) Estimation of asset retirement obligations

Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amount of the provision recognised is the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price levels, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

6	TURNOVER

Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined products and natural gas. Analysis of turnover by segment is shown in Note 38.

7	PROFIT BEFORE INCOME TAX EXPENSE

	2012	2011
	RMB	RMB
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from available-for-sale financial assets	339	213
Reversal of provision for impairment of receivables	45	164
Reversal of write down in inventories	81	127
Government grants (i)	9,406	6,734

Charged
Amortisation of intangible and other assets	3,215	2,742
Auditors’ remuneration (ii)	61	70
Cost of inventories recognised as expense	1,610,847	1,401,376
Provision for impairment of receivables	15	27
Loss on disposal of property, plant and equipment	3,487	3,047
Operating lease expenses	10,827	9,262
Research and development expenses	14,453	13,224
Write down in inventories	624	605

(i)	Comprises proportionate refund of import value-added tax relating to the import of natural gas (including liquefied natural gas) provided by the PRC government. This value-added tax refund is applicable from January 1, 2011 to December 31, 2020 and available when the import prices of the natural gas and liquefied natural gas imported under any State-sanctioned pipelines are higher than their prescribed selling prices.
(ii)	The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB 51 million (2011: RMB 44 million) payable to PricewaterhouseCoopers and its network firms which primarily relates to audit fees paid by subsidiaries and other audit related services.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

8	EMPLOYEE COMPENSATION COSTS

	2012	2011
	RMB	RMB
Wages, salaries and allowances	68,790	64,526
Social security costs	37,399	32,636

	106,189	97,162

Social security costs mainly represent contributions to plans for staff welfare organised by the PRC municipal and provincial governments and others including contributions to the retirement benefit plans (Note 33).

9	TAXES OTHER THAN INCOME TAXES

	2012	2011
	RMB	RMB
Crude oil special gain levy	79,119	102,458
Consumption tax	101,416	98,795
Resource tax	28,079	19,784
Other	46,307	45,306

	254,921	266,343

In accordance with PRC new tax rules and regulations, the threshold above which crude oil special gain levy will be imposed (with the five-level progressive tax rates varying from 20% to 40% remaining) was raised from US$ 40 per barrel to US$ 55 per barrel. Resource tax on domestic sales of crude oil and natural gas, assessed based on value instead of volume (with rates from 5% to 10% and the resource tax rate applicable to the Group up to 5%), was implemented nationally. Both changes in tax regulations were effective from November 1, 2011.

10	INTEREST EXPENSE

	2012	2011
	RMB	RMB
Interest on
Bank loans
- wholly repayable within five years	2,891	2,286
- not wholly repayable within five years	49	65
Other loans
- wholly repayable within five years	12,459	7,436
- not wholly repayable within five years	3,306	1,786
Accretion expense (Note 32)	4,237	3,272
Less: Amounts capitalised	(4,778)	(3,959)

	18,164	10,886

Amounts capitalised are borrowing costs that are attributable to the construction of a qualifying asset. The average interest rate used to capitalise such general borrowing cost ranged from 5.760% to 6.210% per annum for the year ended December 31, 2012.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

11	EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the emoluments of directors and supervisors for the years ended December 31, 2012 and 2011 are as follows:

	2012				2011
Name	Fee for directors and supervisors	Salaries, allowances and other benefits	Contribution to retirement benefit scheme	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Chairman:
Mr. Jiang Jiemin	—	—	—	—	—

Vice Chairman:
Mr. Zhou Jiping (i)	—	1,082	46	1,128	1,012

Executive directors:
Mr. Liao Yongyuan	—	930	46	976	961
Mr. Ran Xinquan (ii)	—	884	46	930	617

	—	1,814	92	1,906	1,578

Non-executive directors:
Mr. Wang Yilin (ii)	—	—	—	—	—
Mr. Zeng Yukang (ii)	—	—	—	—	—
Mr. Wang Fucheng (ii)	—	—	—	—	—
Mr. Li Xinhua	—	—	—	—	—
Mr. Wang Guoliang	—	—	—	—	—
Mr. Wang Dongjin (ii)	—	—	—	—	—
Mr. Yu Baocai (ii)	—	—	—	—	—
Mr. Jiang Fan (ii)	—	—	—	—	148
Mr. Chee-Chen Tung (ii)	—	—	—	—	212
Mr. Liu Hongru	222	—	—	222	238
Mr. Franco Bernabè	233	—	—	233	239
Mr. Li Yongwu	241	—	—	241	247
Mr. Cui Junhui	260	—	—	260	47
Mr. Chen Zhiwu (ii)	242	—	—	242	22

	1,198	—	—	1,198	1,153

Supervisors:
Mr. Chen Ming (iv)	—	—	—	—	—
Mr. Wang Lixin (iv)	—	—	—	—	—
Mr. Guo Jinping (iii)	—	—	—	—	—
Mr. Wen Qingshan	—	—	—	—	—
Mr. Sun Xianfeng	—	—	—	—	—
Mr. Yu Yibo (iii)	—	—	—	—	—
Mr. Wang Yawei (iii)	—	—	—	—	157
Mr. Qin Gang (iii)	—	—	—	—	169
Ms. Wang Shali (iii)	—	—	—	—	—
Mr. Wang Guangjun (iii)	—	748	46	794	624
Mr. Yao Wei (iii)	—	808	46	854	626
Mr. Liu Hehe (iii)	—	683	43	726	543
Mr. Li Yuan (iii)	—	—	—	—	110
Mr. Wang Daocheng	228	—	—	228	235

	228	2,239	135	2,602	2,464

	1,426	5,135	273	6,834	6,207

(i)	Mr. Zhou Jiping is also the Chief Executive.
(ii)	Mr. Wang Yilin ceased being a director from April 15, 2011; Mr. Zeng Yukang, Mr. Wang Fucheng, Mr. Jiang Fan, Mr. Chee-Chen Tung ceased being directors from May 18, 2011, and Mr. Wang Dongjin, Mr. Yu Baocai, Mr. Ran Xinquan, Mr. Chen Zhiwu were elected as directors from that date.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

(iii)	Mr. Yu Yibo, Mr. Wang Yawei, Mr. Qin Gang, Ms. Wang Shali ceased being supervisors from May 18, 2011 and Mr. Guo Jinping, Mr. Wang Guangjun, Mr. Yao Wei, Mr. Liu Hehe were elected as supervisors from that date; Mr. Li Yuan ceased being a supervisor from June 15, 2011.
(iv)	Mr. Chen Ming ceased being the Chairman of the Supervisory Committee from October 20, 2011 and Mr. Wang Lixin was elected as the Chairman of the Supervisory Committee from that date.
(v)	Emoluments set out above exclude RMB 1.09 paid to directors of the Company as part of the deferred merit pay in accordance with relevant requirements by the PRC government in 2011.

None of the directors and supervisors has waived their remuneration during the year ended December 31, 2012 (2011: None).

The five highest paid individuals in the Company for the year ended December 31, 2012 include three directors and one supervisor whose emoluments are reflected in the analysis shown above; and one key management whose emoluments are below RMB 1 (the salaries, allowances and other benefits and contribution to retirement benefit scheme totaling RMB 0.803 and RMB 0.046, respectively).

The five highest paid individuals in the Company for the year ended December 31, 2011 include two directors whose emoluments are reflected in the analysis shown above; and three key management whose emoluments are below RMB 1 (their salaries, allowances and other benefits and contribution to retirement benefit scheme totaling RMB 2.04 and RMB 0.126, respectively).

During 2012 and 2011, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.

12	INCOME TAX EXPENSE

	2012	2011
	RMB	RMB
Current taxes	35,916	39,592
Deferred taxes (Note 31)	275	(1,336)

	36,191	38,256

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2020.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2012	2011
	RMB	RMB
Profit before income tax expense	166,811	184,215

Tax calculated at a tax rate of 25%	41,703	46,054
Prior year tax adjustment	92	1,009
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	3,106	3,361
Effect of preferential tax rate	(8,461)	(12,793)
Effect of change in statutory income tax rates on deferred taxes	—	705
Tax effect of income not subject to tax	(4,036)	(3,751)
Tax effect of expenses not deductible for tax purposes	3,787	3,671

Income tax expense	36,191	38,256

13	PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY

The profit attributable to owners of the Company is dealt with in the consolidated financial statements of the Group to the extent of RMB 115,326 for the year ended December 31, 2012 (2011: RMB 132,961).

14	BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share for the year ended December 31, 2012 and December 31, 2011 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

15	DIVIDENDS

	2012	2011
	RMB	RMB
Interim dividends attributable to owners of the Company for 2012 (a)	27,912	—
Proposed final dividends attributable to owners of the Company for 2012 (b)	23,985	—
Interim dividends attributable to owners of the Company for 2011 (c)	—	29,703
Final dividends attributable to owners of the Company for 2011 (d)	—	30,129

	51,897	59,832

(a)	Interim dividends attributable to owners of the Company in respect of 2012 of RMB 0.15250 yuan per share amounting to a total of RMB 27,912 were paid on October 24, 2012.
(b)	At the eighth meeting of the Fifth Session of the Board of the Company, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2012 of RMB 0.13106 yuan per share amounting to a total of RMB 23,985. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2013 when approved at the forthcoming Annual General Meeting.
(c)	Interim dividends attributable to owners of the Company in respect of 2011 of RMB 0.16229 yuan per share amounting to a total of RMB 29,703 were paid on October 21, 2011.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

(d)	Final dividends attributable to owners of the Company in respect of 2011 of RMB 0.16462 yuan per share amounting to a total of RMB 30,129 were paid on July 12, 2012.
(e)	Final dividends attributable to owners of the Company in respect of 2010 of RMB 0.18357 yuan per share amounting to a total of RMB 33,597 were paid on June 30, 2011.

16	PROPERTY, PLANT AND EQUIPMENT

Group

Year Ended December 31, 2012	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	146,674	1,155,650	620,039	26,819	14,184	271,493	2,234,859
Additions	1,283	38,213	6,037	2,296	819	315,024	363,672
Transfers	18,086	148,314	115,825	—	1,169	(283,394)	—
Disposals or write offs	(1,756)	(11,500)	(6,456)	(628)	(244)	(11,917)	(32,501)
Currency translation differences	(54)	(720)	(99)	(8)	63	(211)	(1,029)

At end of the year	164,233	1,329,957	735,346	28,479	15,991	290,995	2,565,001

Accumulated depreciation and impairment
At beginning of the year	(45,965)	(511,096)	(286,911)	(13,184)	(5,571)	(125)	(862,852)
Charge for the year	(7,843)	(94,489)	(43,128)	(2,244)	(1,147)	(2)	(148,853)
Disposals or write offs or transfers	960	8,893	5,633	568	182	12	16,248
Currency translation differences	28	264	50	6	(4)	—	344

At end of the year	(52,820)	(596,428)	(324,356)	(14,854)	(6,540)	(115)	(995,113)

Net book value
At end of the year	111,413	733,529	410,990	13,625	9,451	290,880	1,569,888

Year Ended December 31, 2011	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	129,385	1,024,936	548,946	23,107	12,768	240,266	1,979,408
Additions	1,854	8,432	6,151	4,375	605	268,309	289,726
Transfers	17,886	131,186	74,150	—	1,251	(224,473)	—
Disposals or write offs	(2,074)	(4,682)	(8,762)	(581)	(127)	(12,302)	(28,528)
Currency translation differences	(377)	(4,222)	(446)	(82)	(313)	(307)	(5,747)

At end of the year	146,674	1,155,650	620,039	26,819	14,184	271,493	2,234,859

Accumulated depreciation and impairment
At beginning of the year	(39,762)	(434,501)	(250,312)	(11,479)	(4,612)	(143)	(740,809)
Charge for the year	(7,502)	(80,452)	(44,247)	(2,272)	(1,181)	(6)	(135,660)
Disposals or write offs or transfers	1,165	2,431	7,459	493	75	—	11,623
Currency translation differences	134	1,426	189	74	147	24	1,994

At end of the year	(45,965)	(511,096)	(286,911)	(13,184)	(5,571)	(125)	(862,852)

Net book value
At end of the year	100,709	644,554	333,128	13,635	8,613	271,368	1,372,007

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

Company

Year Ended December 31, 2012	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	104,118	786,453	529,857	17,687	8,811	200,792	1,647,718
Transfer from subsidiary	10	—	—	—	—	—	10
Additions	957	9,315	3,919	963	404	224,696	240,254
Transfers	11,597	106,434	103,715	—	1,085	(222,831)	—
Disposals or write offs	(1,262)	(7,122)	(5,512)	(334)	(129)	(10,499)	(24,858)

At end of the year	115,420	895,080	631,979	18,316	10,171	192,158	1,863,124

Accumulated depreciation and impairment
At beginning of the year	(34,420)	(348,074)	(252,504)	(8,474)	(4,233)	(93)	(647,798)
Transfer from subsidiary	(5)	—	—	—	—	—	(5)
Charge for the year	(5,730)	(58,641)	(36,035)	(1,418)	(704)	—	(102,528)
Disposals or write offs or transfers	752	3,959	4,973	306	108	2	10,100

At end of the year	(39,403)	(402,756)	(283,566)	(9,586)	(4,829)	(91)	(740,231)

Net book value
At end of the year	76,017	492,324	348,413	8,730	5,342	192,067	1,122,893

Year Ended December 31, 2011	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	92,176	694,454	472,021	14,690	7,932	176,390	1,457,663
Transfer from subsidiary	7	—	—	—	—	—	7
Additions	1,111	3,512	4,233	3,360	242	201,836	214,294
Transfers	12,362	92,846	61,099	—	713	(167,020)	—
Disposals or write offs	(1,538)	(4,359)	(7,496)	(363)	(76)	(10,414)	(24,246)

At end of the year	104,118	786,453	529,857	17,687	8,811	200,792	1,647,718

Accumulated depreciation and impairment
At beginning of the year	(29,643)	(296,338)	(220,949)	(7,239)	(3,712)	(88)	(557,969)
Transfer from subsidiary	(2)	—	—	—	—	—	(2)
Charge for the year	(5,711)	(54,439)	(38,206)	(1,562)	(607)	(5)	(100,530)
Disposals or write offs or transfers	936	2,703	6,651	327	86	—	10,703

At end of the year	(34,420)	(348,074)	(252,504)	(8,474)	(4,233)	(93)	(647,798)

Net book value
At end of the year	69,698	438,379	277,353	9,213	4,578	200,699	999,920

The depreciation charge of the Group for the year ended December 31, 2012 included impairment losses of RMB 458 and RMB 981 (2011: RMB 953 and RMB 7,462 primarily related to certain of the Group’s oil and gas properties and refining and chemical production assets) primarily related to certain of the Group’s oil and gas properties and chemical production facilities, respectively. The impairment of these properties is due primarily to higher production costs and operating costs. The carrying values of these assets were written down to their recoverable values.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2012 and 2011.

	2012	2011
	RMB	RMB
At beginning of the year	20,184	20,351
Additions to capitalised exploratory well costs pending the determination of proved reserves	28,639	26,600
Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(14,568)	(14,465)
Capitalised exploratory well costs charged to expense	(11,917)	(12,302)

At end of the year	22,338	20,184

The following table provides an aging of capitalised exploratory well costs based on the date the drilling was completed.

	December 31, 2012	December 31, 2011
	RMB	RMB
One year or less	20,099	19,223
Over one year	2,239	961

Balance at December 31	22,338	20,184

RMB 2,239 at December 31, 2012 (December 31, 2011: RMB 961) of capitalised exploratory well costs over one year are principally related to wells that are under further evaluation of drilling results or pending completion of development planning to ascertain economic viability.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

17	INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

The summarised financial information of the Group’s principal associates and jointly controlled entities, including the aggregated amounts of assets, liabilities, revenues, profit or loss and the interest held by the Group were as follows:

Name	Country of Incorporation	Assets RMB	Liabilities RMB	Revenues RMB	Profit/(loss) RMB	Interest Held %	Type of Share
As of or for the year ended December 31, 2012:
Dalian West Pacific Petrochemical Co., Ltd.	PRC	9,026	12,462	38,675	(1,974)	28.44	ordinary
China Marine Bunker (PetroChina) Co., Ltd.	PRC	11,152	8,634	58,018	(618)	50.00	ordinary
China Petroleum Finance Co., Ltd.	PRC	593,445	562,778	13,824	4,688	49.00	ordinary
Arrow Energy Holdings Pty Ltd.	Australia	54,894	19,925	1,162	(3,592)	50.00	ordinary

As of or for the year ended December 31, 2011:
Dalian West Pacific Petrochemical Co., Ltd.	PRC	12,207	13,670	35,388	(578)	28.44	ordinary
China Marine Bunker (PetroChina) Co., Ltd.	PRC	10,003	6,774	59,519	216	50.00	ordinary
China Petroleum Finance Co., Ltd.	PRC	503,111	477,348	13,809	3,511	49.00	ordinary
Arrow Energy Holdings Pty Ltd.	Australia	58,893	22,841	980	(2,721)	50.00	ordinary

Dividends received and receivable from associates and jointly controlled entities were RMB 5,345 in 2012 (2011: RMB 9,198).

In 2012, investments in associates and jointly controlled entities of RMB 29 (2011: RMB 67) were disposed of, resulting in a gain of RMB 3 (2011: a loss of RMB 3).

18	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Group		Company
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	RMB	RMB	RMB	RMB
Available-for-sale financial assets	2,118	2,154	1,611	800
Less: Impairment losses	(318)	(322)	(314)	(317)

	1,800	1,832	1,297	483

Available-for-sale financial assets comprise principally unlisted equity securities.

In 2012, available-for-sale financial assets of RMB 25 (2011: RMB 14) were disposed of, resulting in the realisation of a gain of RMB 45 (2011: RMB 8).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

19	SUBSIDIARIES

The principal subsidiaries of the Group are:

Company Name	Country of Incorporation	Issued Capital RMB	Type of Legal Entity	Attributable Equity Interest %	Principal Activities
Daqing Oilfield Company Limited	PRC	47,500	Limited liability company	100.00	Exploration, production and sale of crude oil and natural gas

CNPC Exploration and Development Company Limited	PRC	16,100	Limited liability company	50.00	Exploration, production and sale of crude oil and natural gas in and outside the PRC

PetroChina Hong Kong Limited	Hong Kong	HK Dollar 7,592	Limited liability company	100.00	Investment holding. The principal activities of its subsidiaries, associates and jointly controlled entities are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC

PetroChina International Investment Company Limited	PRC	31,314	Limited liability company	100.00

Investment holding. The

principal activities of its

subsidiaries and jointly

controlled entities are the

exploration, development

and production of crude

oil, natural gas, oilsands and coalbed methane outside the PRC

PetroChina International Company Limited	PRC	14,000	Limited liability company	100.00	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC

PetroChina Northwest United Pipeline Company Limited(a)	PRC	62,500	Limited liability company	52.00	Storage, transportation and development of crude oil and natural gas, construction and related technology consulting of petroleum and natural gas pipeline project, import and export of goods and technology, purchase and sale of materials in the PRC

(a)	In December 2012, PetroChina Northwest United Pipeline Company Limited, of which the Company has a 52% stake, was established with an issued capital of RMB 62,500 million by the Company and other investors to co-fund the third West East Gas Pipeline that would take central Asian gas to China’s southeastern coast. The first tranche of paid-up capital, amounting to RMB 37,500 million has been paid then.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

20	ADVANCE OPERATING LEASE PAYMENTS

	Group		Company
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	RMB	RMB	RMB	RMB
Land use rights	39,693	33,039	31,772	26,319
Advance lease payments	16,469	15,190	14,342	13,067

	56,162	48,229	46,114	39,386

Advance operating lease payments are amortised over the related lease terms using the straight-line method.

21	INTANGIBLE AND OTHER NON-CURRENT ASSETS

Group

	December 31, 2012			December 31, 2011
	Cost	Accumulated amortisation	Net	Cost	Accumulated amortisation	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents and Technical know-how	6,377	(3,312)	3,065	5,247	(2,908)	2,339
Computer software	5,631	(3,037)	2,594	4,576	(2,555)	2,021
Goodwill (i)	7,582	—	7,582	7,282	—	7,282
Other	14,281	(3,380)	10,901	12,668	(2,644)	10,024

Intangible assets	33,871	(9,729)	24,142	29,773	(8,107)	21,666

Other assets			17,379			17,188

			41,521			38,854

(i)	Goodwill primarily relates to the acquisition of Singapore Petroleum Company and INEOS Refining Limited, completed in 2009 and 2011 respectively. The recoverable amount of all cash-generating unites has been determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management. The discount rates used are pre-tax and reflect specific risks relating to the cash-generating unit. Based on the estimated recoverable amount, no impairment was identified.

Company

	December 31, 2012			December 31, 2011
	Cost	Accumulated amortisation	Net	Cost	Accumulated amortisation	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents and Technical know-how	5,739	(2,687)	3,052	4,577	(2,256)	2,321
Computer software	4,798	(2,477)	2,321	3,826	(2,063)	1,763
Other	9,520	(2,576)	6,944	8,002	(2,107)	5,895

Intangible assets	20,057	(7,740)	12,317	16,405	(6,426)	9,979

Other assets			8,363			6,062

			20,680			16,041

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

22	INVENTORIES

	Group		Company
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	RMB	RMB	RMB	RMB
Crude oil and other raw materials	77,452	61,601	62,835	50,802
Work in progress	16,280	16,924	18,011	18,616
Finished goods	120,987	104,545	85,613	74,573
Spare parts and consumables	43	43	19	25

	214,762	183,113	166,478	144,016
Less: Write down in inventories	(645)	(860)	(404)	(518)

	214,117	182,253	166,074	143,498

The carrying amounts of inventories of the Group, which are carried at net realisable value, amounted to RMB 5,732 at December 31, 2012 (December 31, 2011: RMB 6,875).

23	ACCOUNTS RECEIVABLE

	Group		Company
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	RMB	RMB	RMB	RMB
Accounts receivable	65,035	54,672	4,658	3,984
Less: Provision for impairment of receivables	(585)	(850)	(460)	(687)

	64,450	53,822	4,198	3,297

The aging analysis of accounts receivable (net of impairment of accounts receivable) at December 31, 2012 and December 31, 2011 is as follows:

	Group		Company
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	RMB	RMB	RMB	RMB
Within 1 year	64,031	53,605	4,097	3,199
Between 1 and 2 years	306	97	35	15
Between 2 and 3 years	29	21	8	8
Over 3 years	84	99	58	75

	64,450	53,822	4,198	3,297

The Group offers its customers credit terms up to 180 days.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

Movements in the provision for impairment of accounts receivable are as follows:

	Group
	2012	2011
	RMB	RMB
At beginning of the year	850	1,052
Provision for impairment of accounts receivable	6	22
Receivables written off as uncollectible	(236)	(159)
Reversal of provision for impairment of accounts receivable	(35)	(65)

At end of the year	585	850

24	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	Group		Company
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	RMB	RMB	RMB	RMB
Other receivables	16,708	11,224	49,092	23,167
Advances to suppliers	32,827	38,023	22,237	23,172

	49,535	49,247	71,329	46,339
Less: Provision for impairment	(2,557)	(2,660)	(781)	(856)

	46,978	46,587	70,548	45,483
Value-added tax to be deducted	29,557	21,071	23,049	16,072
Prepaid expenses	1,229	1,285	591	438
Other current assets	1,775	3,415	319	1,570

	79,539	72,358	94,507	63,563

25	NOTES RECEIVABLE

Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and products. All notes receivable are due within one year.

26	CASH AND CASH EQUIVALENTS

The weighted average effective interest rate on bank deposits was 2.33% per annum for the year ended December 31, 2012 (2011: 2.71% per annum).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

27	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Group		Company
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	RMB	RMB	RMB	RMB
Trade payables	131,928	113,411	39,401	32,900
Advances from customers	38,131	34,130	27,099	24,033
Salaries and welfare payable	4,161	5,991	3,024	4,771
Accrued expenses	141	380	122	71
Dividends payable by subsidiaries to non-controlling shareholders	2,288	2,464	—	—
Interest payable	1,999	2,560	1,871	2,436
Construction fee and equipment cost payables	146,499	119,207	116,019	96,283
Other	26,309	24,457	17,308	15,855

	351,456	302,600	204,844	176,349

“Other” consists primarily of customer deposits.

The aging analysis of trade payables at December 31, 2012 and 2011 is as follows:

	Group		Company
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	RMB	RMB	RMB	RMB
Within 1 year	126,933	110,063	36,964	30,258
Between 1 and 2 years	3,279	2,118	1,118	1,614
Between 2 and 3 years	818	479	563	389
Over 3 years	898	751	756	639

	131,928	113,411	39,401	32,900

28	BORROWINGS

	Group		Company
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	RMB	RMB	RMB	RMB
Short-term borrowings excluding current portion of long-term borrowings	143,409	99,827	181,974	110,562
Current portion of long-term borrowings	7,838	37,871	6,626	35,121

	151,247	137,698	188,600	145,683
Long-term borrowings	293,774	180,675	256,536	154,640

	445,021	318,373	445,136	300,323

Borrowings of the Group of RMB 21,942 were guaranteed by CNPC, its fellow subsidiaries and a third party at December 31, 2012 (December 31, 2011: RMB 3,656).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

The Group’s borrowings include secured liabilities totaling RMB 3,718 at December 31, 2012 (December 31, 2011: RMB 36). These borrowings are majority secured over certain of the Group’s time deposits with maturities over one year and property, plant and equipment amounting to RMB 3,719 (December 31, 2011: RMB 31 of the Group’s intangible assets and property, plant and equipment were used for collateral).

	Group		Company
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	RMB	RMB	RMB	RMB
Total borrowings:
- interest free	195	371	195	124
- at fixed rates	348,659	230,428	342,550	230,192
- at floating rates	96,167	87,574	102,391	70,007

	445,021	318,373	445,136	300,323

Weighted average effective interest rates:
- bank loans	3.14%	3.26%	4.09%	3.90%
- corporate debentures	4.58%	3.53%	4.60%	4.11%
- medium-term notes	3.93%	3.48%	3.93%	3.48%
- other loans	4.56%	4.63%	4.30%	4.50%

The borrowings by major currency at December 31, 2012 and December 31, 2011 are as follows:

	Group		Company
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	RMB	RMB	RMB	RMB
RMB	377,993	254,046	414,369	263,955
US Dollar	62,737	56,458	30,648	36,237
Other currency	4,291	7,869	119	131

	445,021	318,373	445,136	300,323

The fair values of the Group’s long-term borrowings including the current portion of long-term borrowings are RMB 295,911 (December 31, 2011: RMB 215,329) at December 31, 2012. The fair values of the Company’s long-term borrowings including the current portion of long-term borrowings are RMB 257,935 (December 31, 2011: RMB 186,483) at December 31, 2012. The carrying amounts of short-term borrowings approximate their fair values.

The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the statement of financial position. Such discount rates ranged from 0.44% to 6.55% per annum as of December 31, 2012 (December 31, 2011: 0.55% to 7.05%) depending on the type of the borrowings.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

The following table sets out the borrowings’ remaining contractual maturities at the date of the statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	Group		Company
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	RMB	RMB	RMB	RMB
Within 1 year	166,089	147,442	203,968	139,185
Between 1 and 2 years	92,311	21,759	75,696	13,785
Between 2 and 5 years	162,992	155,611	143,194	139,188
After 5 years	83,806	25,378	80,929	36,935

	505,198	350,190	503,787	329,093

29	SHARE CAPITAL

	Group and Company
	December 31, 2012	December 31, 2011
	RMB	RMB
Registered, issued and fully paid:
A shares	161,922	161,922
H shares	21,099	21,099

	183,021	183,021

In accordance with the Restructuring Agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160 billion state-owned shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion state-owned shares were the initial registered capital of the Company with a par value of RMB 1.00 yuan per share.

On April 7, 2000, the Company issued 17,582,418,000 shares, represented by 13,447,897,000 H shares and 41,345,210 ADSs (each representing 100 H shares) in a global initial public offering (“Global Offering”) and the trading of the H shares and the ADSs on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange commenced on April 7, 2000 and April 6, 2000, respectively. The H shares and ADSs were issued at prices of HK$ 1.28 per H share and US$ 16.44 per ADS respectively for which the net proceeds to the Company were approximately RMB 20 billion. The shares issued pursuant to the Global Offering rank equally with existing shares.

Pursuant to the approval of the China Securities Regulatory Commission, 1,758,242,000 state-owned shares of the Company owned by CNPC were converted into H shares for sale in the Global Offering.

In September 2005, the Company issued 3,196,801,818 new H shares at HK$ 6.00 per share and net proceeds to the Company amounted to approximately RMB 19,692. CNPC also sold 319,680,182 state-owned shares it held concurrently with PetroChina’s sale of new H shares in September 2005.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

On November 5, 2007, the Company issued 4,000,000,000 new A shares at RMB 16.70 yuan per share and net proceeds to the Company amounted to approximately RMB 66,243 and the listing and trading of the A shares on the Shanghai Stock Exchange commenced on November 5, 2007.

Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

Shareholders’ rights are governed by the Company Law of the PRC that requires an increase in registered capital to be approved by the shareholders in shareholders’ general meetings and the relevant PRC regulatory authorities.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

30	RESERVES

	Group		Company
	2012	2011	2012	2011
	RMB	RMB	RMB	RMB
Capital Reserve
Beginning balance	133,308	133,308	130,681	130,681

Ending balance	133,308	133,308	130,681	130,681

Statutory Common Reserve Fund (a)
Beginning balance	151,280	138,637	140,180	127,537
Transfer from retained earnings	10,343	12,643	10,343	12,643

Ending balance	161,623	151,280	150,523	140,180

Special Reserve-Safety Fund Reserve
Beginning balance	9,107	8,491	6,474	5,963
Safety fund reserve	947	616	606	511

Ending balance	10,054	9,107	7,080	6,474

Currency translation differences
Beginning balance	(4,999)	(1,097)	—	—
Currency translation differences	(116)	(3,902)	—	—

Ending balance	(5,115)	(4,999)	—	—

Other reserves
Beginning balance	(25,689)	(22,722)	(6,547)	(6,488)
Transaction with non-controlling interests in subsidiaries	320	(2,904)	—	—
Acquisition of subsidiaries	(77)	—	—	—
Fair value gain/(loss) on available-for-sale financial assets	3	(136)	60	(52)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	127	132	—	—
Capital contribution from non-controlling interests	2,279	—	—	—
Other	348	(59)	—	(7)

Ending balance	(22,689)	(25,689)	(6,487)	(6,547)

	277,181	263,007	281,797	270,788

(a)	Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to a Statutory Common Reserve Fund (“Reserve Fund”). Appropriation to the Reserve Fund may cease when the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

The Reserve Fund shall only be used to make good previous years’ losses, to expand the Company’s production operations, or to increase the capital of the Company. Upon approval of a resolution of shareholders’ in a general meeting, the Company may convert its Reserve Fund into share capital and issue bonus shares to existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the Reserve Fund after such issuance is not less than 25% of the Company’s registered capital.

(b)	According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2012, the Company’s distributable reserve amounted to RMB 511,270 (December 31, 2011: RMB 476,103).

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

31	DEFERRED TAXATION

Deferred taxation is calculated on temporary differences under the liability method using a principal tax rate of 25%.

The movements in the deferred taxation account are as follows:

	Group		Company
	2012	2011	2012	2011
	RMB	RMB	RMB	RMB
At beginning of the year	20,244	21,231	3,933	6,489
Transfer to profit and loss (Note 12)	275	(1,336)	468	(2,538)
Charge/ (credit) to other comprehensive income	14	(17)	14	(17)
Acquisition of subsidiaries	220	576	—	—
Currency translation differences	90	(210)	—	—
Others	—	—	—	(1)

At end of the year	20,843	20,244	4,415	3,933

Deferred tax balances before offset are attributable to the following items:

	Group		Company
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	RMB	RMB	RMB	RMB
Deferred tax assets:
Current:
Receivables and inventories	10,842	10,305	6,151	5,990
Tax losses of subsidiaries	1,770	358	—	—
Non-current:
Impairment of long-term assets	5,268	5,284	4,997	5,041
Other	4,796	4,320	2,789	2,552

Total deferred tax assets	22,676	20,267	13,937	13,583

Deferred tax liabilities:
Non-current:
Accelerated tax depreciation	39,261	37,081	18,267	17,461
Other	4,258	3,430	85	55

Total deferred tax liabilities	43,519	40,511	18,352	17,516

Net deferred tax liabilities	20,843	20,244	4,415	3,933

Deferred tax balances after offset are listed as below:

	Group		Company
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	RMB	RMB	RMB	RMB
Deferred tax assets	1,443	505	—	—
Deferred tax liabilities	22,286	20,749	4,415	3,933

There were no material unrecognised tax losses at December 31, 2012 and 2011.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

32	ASSET RETIREMENT OBLIGATIONS

	Group		Company
	2012	2011	2012	2011
	RMB	RMB	RMB	RMB
At beginning of the year	68,702	60,364	45,343	41,048
Liabilities incurred	11,519	5,580	7,854	2,393
Liabilities settled	(490)	(412)	(299)	(278)
Accretion expense (Note 10)	4,237	3,272	2,778	2,180
Currency translation differences	(40)	(102)	—	—

At end of the year	83,928	68,702	55,676	45,343

Asset retirement obligations relate to oil and gas properties (Note 16).

33	PENSIONS

The Group participates in various employee retirement benefit plans (Note 3(t)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2012 amounted to RMB 13,400 (2011: RMB 11,400).

34	CONTINGENT LIABILITIES

(a) Bank and other guarantees

At December 31, 2012, borrowings of associates of RMB 0 (December 31, 2011: RMB 5) from China Petroleum Finance Co., Ltd. (a subsidiary of CNPC) were guaranteed by the Group. The Group had no contingent liabilities in respect of the guarantees.

(b) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.

(c) Legal contingencies

Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

(d) Group insurance

The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

35	COMMITMENTS

(a) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from 1 to 50 years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2012 and 2011 under non-cancellable operating leases are as follows:

	December 31, 2012	December 31, 2011
	RMB	RMB
No later than 1 year	6,148	7,072
Later than 1 year and no later than 5 years	19,096	17,466
Later than 5 years	77,093	79,552

	102,337	104,090

(b) Capital commitments

At December 31, 2012, the Group’s capital commitments contracted but not provided for mainly relating to property, plant and equipment were RMB 47,196 (December 31, 2011: RMB 49,550).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(c) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were RMB 758 for the year ended December 31, 2012 (2011: RMB 811).

Estimated annual payments for the next five years are as follows:

	December 31, 2012	December 31, 2011
	RMB	RMB
Within one year	1,000	1,000
Between one and two years	1,000	1,000
Between two and three years	1,000	1,000
Between three and four years	1,000	1,000
Between four and five years	1,000	1,000

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

36	MAJOR CUSTOMERS

The Group’s major customers are as follows:

	2012		2011
	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue
	RMB	%	RMB	%
China Petroleum & Chemical Corporation	93,394	4	98,225	5
CNPC and its fellow subsidiaries	69,729	3	65,481	3

	163,123	7	163,706	8

37	RELATED PARTY TRANSACTIONS

CNPC, the controlling shareholder of the Company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party.

Related parties include CNPC and its fellow subsidiaries, their associates and jointly controlled entities, other state-owned enterprises and their subsidiaries which the PRC government has control, joint control or significant influence over and enterprises which the Group is able to control, jointly control or exercise significant influence over, key management personnel of the Company and CNPC and their close family members.

(a) Transactions with CNPC and its fellow subsidiaries, associates and jointly controlled entities of the Group

The Group has extensive transactions with other companies in CNPC and its fellow subsidiaries. Due to these relationships, it is possible that the terms of the transactions between the Group and other members of CNPC and its fellow subsidiaries are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

The principal related party transactions with CNPC and its fellow subsidiaries, associates and jointly controlled entities of the Group which were carried out in the ordinary course of business, are as follows:

On August 25, 2011, based on the terms of the Comprehensive Products and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

•

Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 97,137 in the year ended December 31, 2012 (2011: RMB 82,197).

•

Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 8,392 in the year ended December 31, 2012 (2011: RMB 9,007).

•

Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 365,748 in the year ended December 31, 2012 (2011: RMB 303,153).

•

Purchase of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 1,009 in the year ended December 31, 2012 (2011: RMB 2,602).

•	Amounts due from and to CNPC and its fellow subsidiaries, associates and jointly controlled entities of the Group included in the following accounts captions are summarised as follows:

	December 31, 2012	December 31, 2011
	RMB	RMB
Accounts receivable	16,868	10,750
Prepayments and other receivables	18,937	19,712
Other non-current assets	8,411	5,064
Accounts payable and accrued liabilities	82,988	70,023
Other non-current liability	2,000	—

•

Interest income represents interests from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 503 in the year ended December 31, 2012 (2011: RMB 607). The balance of deposits at 31 December 2012 was RMB 4,394 (December 31, 2011: RMB 20,103).

•

Purchases of financial service principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee, etc. The total amount of these transactions amounted to RMB 13,998 in the year ended December 31, 2012 (2011: RMB 6,167).

•	The borrowings from CNPC and its fellow subsidiaries at 31 December 2012 were RMB 273,086 (December 31, 2011: RMB 134,161).

On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Supplemental Land Use Rights Leasing Contract provides for the lease of land covering an aggregate area of approximately 1,783 million square meters located throughout the PRC at a maximal annual fee (exclusive of tax and government charges) of RMB 3,892. The Supplemental Land Use Rights Leasing Contract will expire at the same time as the Land Use Rights Leasing Contract. The area and total fee payable for the lease of all such property may, after three years, be adjusted with the Company’s operating needs and by reference to market price.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effect thereafter. Under this contract, buildings covering an aggregate area of 734,316 square meters were leased at an average annual fee of RMB 1,049 yuan per square meter. The Revised Building Leasing Contract will expire at the same time as the Building Leasing Agreement. The area and total fee payable for the lease of all such property may, after three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed.

(b) Key management compensation

	2012	2011
	RMB’000	RMB’000
Emoluments and other benefits	14,284	13,482
Contribution to retirement benefit scheme	779	679

	15,063	14,161

Note:	Emoluments set out above for the year ended December 31, 2012 exclude RMB 0.50 paid to key management of the Company as part of the deferred merit pay in accordance with relevant requirements by the PRC government (2011: RMB 1.09).

(c) Transactions with other state-controlled entities in the PRC

Apart from transactions with CNPC and its fellow subsidiaries, associates and jointly controlled entities of the Group, the Group has transactions with other state-controlled entities include but not limited to the following:

•	Sales and purchases of goods and services,

•	Purchases of assets,

•	Lease of assets; and

•	Bank deposits and borrowings

These transactions are conducted in the ordinary course of the Group’s business.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

38	SEGMENT INFORMATION

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group presents geographical information based on entities located in regions with a similar risk profile.

The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.

The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products.

The Marketing segment is engaged in the marketing of refined products and the trading of crude oil and petrochemical products.

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

The accounting policies of the operating segments are the same as those described in Note 3 - “Summary of Principal Accounting Policies”.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

The segment information for the operating segments for the year ended December 31, 2012 and 2011 are as follows:

Year Ended December 31, 2012	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	789,818	883,218	1,890,558	202,196	2,530	3,768,320
Less: intersegment sales	(623,166)	(702,275)	(225,618)	(21,562)	(403)	(1,573,024)

Turnover from external customers	166,652	180,943	1,664,940	180,634	2,127	2,195,296

Depreciation, depletion and amortisation	(103,838)	(17,295)	(10,004)	(19,503)	(1,335)	(151,975)
Profit/ (loss) from operations	214,955	(43,511)	16,391	(2,110)	(11,206)	174,519

Finance costs:
Exchange gain						3,339
Exchange loss						(3,208)
Interest income						2,063
Interest expense						(18,164)

Total net finance costs						(15,970)

Share of profit of associates and jointly controlled entities	5,758	(5)	(17)	179	2,347	8,262

Profit before income tax expense						166,811
Income tax expense						(36,191)

Profit for the year						130,620

Segment assets	1,126,937	385,443	371,614	444,570	1,551,350	3,879,914
Other assets						1,443
Investments in associates and jointly controlled entities	50,054	914	10,677	3,022	15,375	80,042
Elimination of intersegment balances (a)						(1,792,503)

Total assets						2,168,896

Segment capital expenditure	227,211	36,009	14,928	72,939	1,429	352,516
Segment liabilities	445,919	141,889	203,179	195,385	717,104	1,703,476
Other liabilities						94,331
Elimination of intersegment balances (a)						(809,659)

Total liabilities						988,148

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

Year Ended December 31, 2011	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	774,777	847,711	1,693,130	173,058	2,354	3,491,030
Less: intersegment sales	(612,421)	(659,025)	(198,959)	(16,362)	(420)	(1,487,187)

Turnover from external customers	162,356	188,686	1,494,171	156,696	1,934	2,003,843

Depreciation, depletion and amortisation	(88,068)	(23,621)	(9,148)	(15,993)	(1,243)	(138,073)
Profit/ (loss) from operations	219,539	(61,866)	20,653	15,530	(11,395)	182,461
Finance costs:
Exchange gain						2,662
Exchange loss						(3,598)
Interest income						2,674
Interest expense						(10,886)

Total net finance costs						(9,148)

Share of profit of associates and jointly controlled entities	8,501	21	561	149	1,670	10,902

Profit before income tax expense						184,215
Income tax expense						(38,256)

Profit for the year						145,959

Segment assets	983,708	385,875	321,432	335,461	1,418,639	3,445,115
Other assets						505
Investments in associates and jointly controlled entities	43,509	935	10,853	2,470	12,972	70,739
Elimination of intersegment balances (a)						(1,598,773)

Total assets						1,917,586

Segment capital expenditure	162,154	42,781	15,136	62,645	1,675	284,391

Segment liabilities	355,576	124,857	196,363	178,440	582,367	1,437,603
Other liabilities						140,489
Elimination of intersegment balances (a)						(743,052)

Total liabilities						835,040

Geographical information

	Turnover		Non-current assets (b)
	2012	2011	December 31, 2012	December 31, 2011
	RMB	RMB	RMB	RMB
Mainland China	1,492,636	1,429,631	1,558,735	1,380,491
Other	702,660	574,212	188,878	149,338

	2,195,296	2,003,843	1,747,613	1,529,829

(a)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.
(b)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

39	EVENTS AFTER THE REPORTING PERIOD

On March 14, 2013, the Company issued the first tranche of corporate debentures for the year 2013 amounting to RMB 20 billion including five-year term amounting to RMB 16 billion with an interest rate of 4.47%, and ten-year term amounting to RMB 4 billion with an interest rate of 4.88%.

40	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on March 21, 2013 and will be submitted to shareholders for approval at the annual general meeting to be held on May 23, 2013.

CORPORATE INFORMATION

Board of Directors

Vice Chairman (performing the duties and powers of the Chairman):	Zhou Jiping
Executive Directors:	Liao Yongyuan	Ran Xinquan
Non-executive Directors:	Li Xinhua	Wang Guoliang
	Wang Dongjin	Yu Baocai
Independent Non-executive Directors:	Liu Hongru	Franco Bernabè
	Li Yongwu	Cui Junhui Chen Zhiwu

Secretary to the Board of Directors:	Li Hualin
Supervisory Committee
Chairman:	Wang Lixin
Supervisors:	Guo Jinping	Wen Qingshan
	Sun Xianfeng	Wang Guangjun
	Yao Wei	Liu Hehe
Independent Supervisor:	Wang Daocheng
Other Senior Management
	Sun Longde	Liu Hongbin
	Li Hualin	Zhao Zhengzhang
	Bo Qiliang	Huang Weihe
	Xu Fugui	Yu Yibo
	Lin Aiguo	Wang Daofu
Authorised Representatives
	Wang Guoliang	Li Hualin
Auditors
Overseas Auditors	Domestic Auditors
PricewaterhouseCoopers	PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Certified Public Accountants, Hong Kong	Certified Public Accountants, PRC
22nd Floor	11th Floor PricewaterhouseCoopers Centre
Prince’s Building	2 Corporate Avenue, 202 Hu Bin Road
Central	Huangpu District, Shanghai 200021
Hong Kong	PRC

Legal Advisers to the Company

as to Hong Kong law: Clifford Chance 28th Floor Jardine House 1 Connaught Place Central Hong Kong	as to United States law: Shearman & Sterling 12th Floor Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong

as to PRC law: King & Wood Mallesons 40th Floor, Office Tower A, Beijing Fortune Plaza 7 Dongsanhuan Zhonglu Chaoyang District Beijing 100020 PRC

Hong Kong Representative Office

Unit 3705

Tower 2 Lippo Centre

89 Queensway

Hong Kong

Hong Kong Share Registrar and Transfer Office

Hong Kong Registrars Limited

Rooms 1712-16, 17th Floor,

Hopewell Centre, 183 Queen’s Road East

Hong Kong

Principal Bankers

Industrial and Commercial Bank of China, Head Office 55 Fuxingmennei Avenue Xicheng District Beijing, PRC	Bank of China, Head Office 1 Fuxingmennei Avenue Xicheng District Beijing, PRC

China Construction Bank 25 Finance Street Xicheng District Beijing, PRC	China Development Bank 29 Fuchengmenwai Avenue Xicheng District Beijing, PRC

Bank of Communications, Beijing Branch Tongtai Mansion, 33 Finance Street Xicheng District Beijing, PRC	CITIC Industrial Bank, Headquarters A27 Finance Street Xicheng District Beijing, PRC

Agricultural Bank of China, Head Office 23A Fuxing Road Haidian District Beijing, PRC	The Hongkong and Shanghai Banking Corporation Limited Hong Kong Office 1 Queen’s Road Central Hong Kong

Depository

The Bank of New York

P.O. Box 11258

Church Street Station

New York

NY 10286-1258

Publications

As required by the Securities Law of the United States, the Company will file an annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) on or before April 30, 2013. The annual report on Form 20-F contains a detailed description of the Company’s businesses, operating results and financial conditions. Copies of the annual report and the Form 20-F submitted to the SEC will be made available at the following addresses:

PRC	PetroChina Company Limited
No. 9 Dongzhimen North Street, Dongcheng District
Beijing 100007
PRC
Tel: 86(10) 5998 6223
Fax: 86(10) 6209 9557

Hong Kong	PetroChina Company Limited
Unit 3705
Tower 2 Lippo Centre
89 Queensway
Hong Kong
Tel: (852) 2899 2010
Fax: (852) 2899 2390

USA	The Bank of New York Mellon Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286 - 1258
USA
Calling from within the US (toll-free): 1-888-BNY-ADRS
International call: 1-201-680-6825
Email: shareowners@bankofny.com
Website: http://www.stockbny.com

Shareholders may also browse or download the annual report of the Company and the Form 20-F filed with the SEC from the official website of the Company at www.petrochina.com.cn.

Investment Information for Reference

Please contact our Hong Kong Representative Office for other information about the Company.

DOCUMENTS AVAILABLE FOR INSPECTION

The following documents will be available for inspection at the headquarters of the Company in Beijing upon request by the relevant regulatory authorities and shareholders in accordance with the laws and regulations of the PRC and the Articles of Association:

1.	The original of the annual report for 2012 signed by the Zhou Jiping, Vice Chairman and President of the Company (performing the duties and powers of the Chairman).

2.	The financial statements under the hand and seal of Mr Zhou Jiping, Vice Chairman and President of the Company, Mr. Wang Guoliang, director of the Company, and Mr Yu Yibo, Chief Financial Officer of the Company.

3.	The original of the Financial Report of the Company under the seal of the Auditors and under the hand of Certified Public Accountants.

4.	The original copies of the documents and announcement of the Company published in the newspaper stipulated by the China Securities Regulatory Commission during the reporting period.

5.	Copies of all Chinese and English announcements of the Company published on the websites of the Hong Kong Stock Exchange and the Company during the period of the annual report.

6.	The Articles of Association.

CONFIRMATION FROM THE DIRECTORS AND SENIIOR MANAGEMENT

According to the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Measures for Information Disclosure of Companies Offering Shares to the Public promulgated by the China Securities Regulatory Commission, as the Board of Directors and senior management of PetroChina Company Limited, we have carefully reviewed the annual report for 2012 and concluded that this annual report truly, objectively and completely represents the business performance of the Company, it contains no false representations, misleading statements or material omissions and complies with laws, regulations and the requirements of the China Securities Regulatory Commission.

Signatures of the Directors and Senior Management:

March 21, 2013

This annual report is published in English and Chinese.

In the event of any inconsistency between the two versions, the Chinese version shall prevail.